  As filed with the Securities and Exchange Commission on September 27, 1999

                                                     Registration No. 333-83093
-------------------------------------------------------------------------------
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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               ----------------

                             Amendment No. 4
                                      to
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     Under
                          THE SECURITIES ACT OF 1933

                               ----------------

                         Spinnaker Exploration Company
            (Exact name of registrant as specified in its charter)

         DELAWARE                    1311                   76-0560101
     (State or other     (Primary Standard Industrial    (I.R.S. Employer
       jurisdiction       Classification Code Number)   Identification No.)
   of incorporation or
      organization)

                         1200 Smith Street, Suite 800
                             Houston, Texas 77002
                                (713) 759-1770
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                              James M. Alexander
             Vice President, Chief Financial Officer and Secretary
                         Spinnaker Exploration Company
                         1200 Smith Street, Suite 800
                             Houston, Texas 77002
                                (713) 759-1770
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                                  Copies to:

           Scott N. Wulfe                           Walter J. Smith
       Vinson & Elkins L.L.P.                    Baker & Botts, L.L.P.
       2300 First City Tower                     3000 One Shell Plaza
            1001 Fannin                              910 Louisiana
        Houston, Texas 77002                     Houston, Texas 77002
           (713) 758-2222                           (713) 229-1234

   Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

   If any of the securities registered on this form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. [_]

   If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]


   The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

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++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities and is not soliciting an offer to buy these +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

              SUBJECT TO COMPLETION, DATED SEPTEMBER 27, 1999

                                8,000,000 Shares


                  [LOGO OF SPINNAKER EXPLORATION APPEARS HERE]

                         Spinnaker Exploration Company

                                  Common Stock

                                   --------

  Prior to this offering, there has been no public market for our common stock. The initial public offering price of the common stock is expected to be between $16.00 and $18.00 per share. We have applied to list our common stock on The Nasdaq Stock Market's National Market under the symbol "SPNX."

  The underwriters have an option to purchase a maximum of 1,200,000 additional shares to cover over-allotments of shares.

  Investing in our common stock involves risks. See "Risk Factors" on page 11.

                                                     Underwriting
                                            Price to Discounts and Proceeds to
                                             Public   Commissions   Spinnaker
                                            -------- ------------- -----------
Per Share..................................   $          $            $
Total......................................  $           $            $

  Delivery of the shares of common stock will be made on or about      , 1999.

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston                          Donaldson, Lufkin & Jenrette

Banc of America Securities LLC

                Prudential Securities

                                                   Nesbitt Burns Securities Inc.

                  The date of this prospectus is      , 1999.

   [Map of the onshore U.S. gulf coast and U.S. Gulf of Mexico showing the location of our existing lease blocks, our discoveries and the coverage area of the 3-D seismic data to which we have licenses.]

                                 ------------

                               TABLE OF CONTENTS

                                                                       Page
                                                                       ----
Prospectus Summary....................................................   4
Risk Factors..........................................................  11
Cautionary Statement About Forward-
 Looking Statements...................................................  20
Use of Proceeds.......................................................  21
Dividend Policy.......................................................  21
Dilution..............................................................  22
Capitalization........................................................  23
Selected Consolidated Financial
 Data.................................................................  24
Management's Discussion and Analysis
 of Financial Condition and Results
 of Operations........................................................  26
Business and Properties...............................................  33
Management............................................................  50
Certain Transactions..................................................  57

                                                                       Page
                                                                       ----
Security Ownership of Management and Certain Beneficial Holders.......  59
Description of Capital Stock..........................................  61
Shares Eligible for Future Sale.......................................  65
Underwriting..........................................................  66
Notice to Canadian Residents..........................................  68
Legal Matters.........................................................  69
Experts...............................................................  69
Where You Can Find More Information...................................  69
Glossary of Natural Gas and Oil Terms.................................  70
Index to Consolidated Financial Statements............................ F-1
Report of Independent Petroleum Engineers............................. A-1

                                 ------------

   You should rely only on the information contained in this prospectus or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may be used only where it is legal to sell these securities. The information in this prospectus may only be accurate on the date of this prospectus.


                     Dealer Prospectus Delivery Obligation

   Until      , 1999 (25 days after commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

                               PROSPECTUS SUMMARY

   This summary highlights selected information from this prospectus, but does not contain all information that may be important to you. This prospectus includes specific terms of this offering, information about our business and financial data. We encourage you to read this prospectus in its entirety before making an investment decision. Unless otherwise indicated, the information contained in this prospectus gives effect to the two-for-one common stock split effective September 1, 1999. Also, this prospectus assumes no exercise of the underwriters' over-allotment option. We have provided definitions for some of the natural gas and oil industry terms used in this prospectus in the "Glossary of Natural Gas and Oil Terms" on page 70 of this prospectus.

                                About Spinnaker

   Spinnaker Exploration Company is an independent energy company engaged in the exploration, development and production of natural gas and oil in the U.S. Gulf of Mexico. We currently have licenses to approximately 5,700 blocks of mostly contiguous, recent vintage 3-D seismic data in the Gulf of Mexico, including approximately 4,100 blocks from our 3-D seismic data agreement with Petroleum Geo-Services ASA. This database covers an area of approximately 29 million acres, which we believe is one of the largest recent vintage 3-D seismic databases of any independent exploration and production company in the Gulf of Mexico. We consider recent vintage 3-D seismic data to be data that was generated in the 1990s. We currently have a leasehold interest in approximately 100 of these blocks. We believe that broad regional 3-D seismic analysis allows us to create a large inventory of high-quality prospects and provides the opportunity to enhance our exploration success. We also believe our licenses to large quantities of high-quality seismic data and our management and technical staff are important factors for our current and future success.

   Our chief executive officer, Petroleum Geo-Services and Warburg, Pincus Ventures, L.P. formed Spinnaker in December 1996. Petroleum Geo-Services, a leader in acquiring 3-D seismic data, received most of its equity ownership in Spinnaker in exchange for providing us with access to its inventory of 3-D seismic data covering a substantial portion of the natural gas and oil producing area of the Gulf of Mexico. We plan to continue to grow our inventory of 3-D seismic data through our agreement with Petroleum Geo-Services and through acquisitions of 3-D seismic data from other seismic data vendors.

   Since our inception, we have participated in drilling 26 exploratory wells in the Gulf of Mexico, with 18 of these wells being completed as discoveries. As of August 31, 1999, Ryder Scott Company, L.P. estimated our net proved reserves at approximately 81.1 Bcfe, 83% of which was natural gas, representing an increase of approximately 500% over our estimated net proved reserves of
13.4 Bcfe at December 31, 1997. Our daily production has increased from approximately 600 Mcfe at December 31, 1997 to approximately 48,000 Mcfe at August 31, 1999. Within our current inventory of approximately 100 lease blocks, we have identified approximately 49 exploratory prospects and 23 leads. We expect to drill approximately 25 of these prospects during the remainder of 1999 and 2000. Based on 3-D seismic analysis on blocks where we currently have no leasehold interest, we also have identified over 100 additional leads that may result in additional prospects. Our capital expenditure budget for 1999 and 2000 includes approximately $180 million for exploration, development, leasehold acquisitions and other capital expenditures, of which we have incurred $36.8 million through June 30, 1999.

Our Strategy

   Our goals are to expand our reserve base, cash flow and net income and to generate an attractive return on capital. We emphasize the following elements in our strategy to achieve these goals:

   Focus on the Gulf of Mexico. We have chosen to assemble a large 3-D seismic database and focus our exploration activities in the Gulf of Mexico because we believe this area represents one of the most attractive exploration regions in North America. We also believe our geographic focus provides us with an excellent opportunity to develop and maintain competitive advantages through the combination of our 3-D seismic database, regional exploration and operating expertise, and joint venture relationships.

   Maintain a large database of 3-D seismic data. We believe our large database of 3-D seismic data allows us to generate high-quality exploratory prospects. We believe the 3-D seismic data we have received from Petroleum Geo-Services will continue to serve as the foundation for our exploration program. We also intend to supplement that data with 3-D seismic data acquisitions from other seismic data vendors. In addition to data acquisitions made directly by us, we expect to continue to enter into joint ventures with other companies to share the costs of data acquisitions and associated exploratory drilling.

   Employ a rigorous prospect selection process. We leverage our large inventory of contiguous areas of 3-D seismic data to select prospects by tying regional 3-D seismic analysis to actual drilling results. Through this process, we enhance our understanding of the geology before selecting prospects and increase the probability of accurately identifying hydrocarbon-bearing zones.

   Emphasize technical expertise. Our 10 explorationists have an average of approximately 20 years experience in exploration in the Gulf of Mexico. In our efforts to attract and retain explorationists, we offer an entrepreneurial culture, an extensive 3-D seismic database, state-of-the-art computer-aided exploration technology and other technical tools. All of our explorationists have purchased equity in Spinnaker.

   As Spinnaker matures, we are moving towards retaining larger working interests in prospects located in water depths of less than 2,000 feet. The combination of larger working interests and our technical expertise should allow us to act as the operator for an increasing number of these prospects, providing us with more control of costs, timing and amount of capital expenditures, and the selection of technology.

   Sustain a balanced, diversified exploration effort. We believe that our exploration approach results in portfolio balance and diversity among:

  . shallow water, or water depths of less than 600 feet, and deep water prospects;

  . shallow drilling depth, or drilling depths of less than 12,000 feet, and deep drilling depth prospects; and

  . lower-risk, lower-potential prospects and higher-risk, higher-potential prospects.

   We have used joint ventures to help diversify our exploration activities. Our 3-D seismic data's broad coverage of the Gulf of Mexico allows us to participate in a variety of geologically diverse exploration opportunities and create a diversified prospect portfolio. We intend to manage our exposure in deep water exploration activities by focusing on prospects where commercial feasibility of the prospect can be evaluated with one or two wells and where we believe 3-D seismic analysis provides attractive risk/reward benefits. We also strive to diversify our exploration efforts by seeking to limit the budgeted amount of the leasehold acquisition and drilling cost of the first exploratory well on any one prospect to less than 10 percent of our annual capital budget.

   We believe that maintaining continuity in our exploration activity during all phases of the commodity price cycles is an important element to balance and diversification. By positioning Spinnaker to continue exploring during periods of low natural gas and oil prices, we potentially can take advantage of reduced competition for prospects and lower drilling and other oil field service costs.

   Risks related to our strategy. Prospective investors should carefully consider the matters set forth under the caption "Risk Factors," as well as the other information set forth in this prospectus, including that our future operating results are difficult to forecast because of our limited operating history, the 3-D seismic data and other technologies we use cannot eliminate exploration risk, our ability to find additional reserves could be materially impaired if Petroleum Geo-Services terminates our data agreement or chooses not to acquire any further data, our relatively small number of offshore properties increases our exposure to production problems, reserve estimate inaccuracies and our Gulf of Mexico focus subjects us to higher reserve replacement needs and the natural gas and oil business involves many operating and financial risks, especially in the deep waters of the Gulf of Mexico. One or more of these matters could negatively impact our ability to implement successfully our business strategy.

Significant Exploration Discoveries

   Since our inception, we have concentrated on the exploration for natural gas and oil in the Gulf of Mexico. Our most significant exploration discoveries as of August 31, 1999 are summarized in the table below. Please also read "Business and Properties--Exploration Activities--Significant Exploration Discoveries" for a more detailed discussion of these discoveries.

                                                                              Percent of
                                      Spinnaker Approximate Date Production    Spinnaker
                                       Working  Water Depth    Commenced/      Total Net
    Discovery Block        Operator   Interest    (feet)        Expected     Present Value
    ---------------      ------------ --------- ----------- ---------------- -------------
Brazos A-19.............    Shell          15%       130    4th Quarter 1999       15%
Garden Banks 367
 (Dulcimer).............   Mariner     33 1/3%     1,100       April 1999          14%
South Timbalier 219.....  Spinnaker    72 3/4%       150    1st Quarter 2000       12%
East Cameron 152........ Ocean Energy      50%        80       April 1999          10%
South Timbalier 220.....   Samedan     33 1/3%       150      August 1998          10%
West Cameron 39.........  Spinnaker        60%        30      January 1999          9%
Mississippi Canyon 496
 (Zia)..................    Shell      12 1/2%     1,800    4th Quarter 2001        7%
High Island 235.........  Spinnaker        50%        60       April 1999           6%
Vermilion 375...........  Spinnaker        70%       300    2nd Quarter 2000        5%
South Pelto 18.......... Hall-Houston      25%        50     December 1998          5%
West Cameron 522........   Newfield        46%       180       March 1998           4%

Our Executive Offices

   Our principal executive offices are located at 1200 Smith Street, Suite 800, Houston, Texas 77002, and our telephone number is (713) 759-1770.

                                  The Offering

Common stock offered by Spinnaker..  8,000,000 shares

Common stock to be outstanding
 after this offering...............  20,235,026 shares(1)

Use of proceeds....................  We intend to use the net proceeds of this offering to repay all outstanding
                                     indebtedness under our credit facility and
                                     to fund a portion of our exploration and
                                     development activities.

Proposed Nasdaq National Market
 symbol............................  SPNX

--------

(1) Excludes 2,673,242 shares of common stock issuable on exercise of outstanding options at a weighted average exercise price of $9.58 per share and 633,824 shares of common stock issuable on exercise of options to be granted on completion of this offering at an exercise price equal to the initial public offering price.

                      Summary Consolidated Financial Data

                (in thousands, except share and per share data)

   The following table sets forth some of our historical consolidated financial data. You should read the following data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements included elsewhere in this prospectus.

                          Period from
                           Inception
                         (December 20,     Year Ended          Six Months Ended
                         1996) through     December 31,            June 30,
                         December 31,  --------------------  --------------------
                             1996        1997       1998       1998       1999
                         ------------- ---------  ---------  ---------  ---------
                                                                 (unaudited)
Statement of Operations
 Data:
Natural gas and oil
 revenues...............   $      --   $     201  $   3,298  $     961  $   9,583
                           ---------   ---------  ---------  ---------  ---------
Expenses:
 Lease operating
  expenses..............          --          72        474        331      1,183
 Depreciation,
  depletion and
  amortization--natural
  gas and oil
  properties............          --          68      2,738        648      7,619
 Depreciation and
  amortization--other...          10         349        437        136         98
 Impairment of natural
  gas and oil
  properties............          --          --      2,642         --         --
 General and
  administrative........         318       1,965      3,809      1,959      2,244
 Stock appreciation
  rights expense........          --          --         --        904      1,651
                           ---------   ---------  ---------  ---------  ---------
   Total expenses.......         328       2,454     10,100      3,978     12,795
                           ---------   ---------  ---------  ---------  ---------
Loss from operations....        (328)     (2,253)    (6,802)    (3,017)    (3,212)
                           ---------   ---------  ---------  ---------  ---------
Other income (expense):
 Interest income........          --          91        221        133         85
 Interest expense.......          --          --       (516)        --     (2,007)
 Capitalized interest...          --          --        237         --        634
                           ---------   ---------  ---------  ---------  ---------
Loss before income
 taxes..................        (328)     (2,162)    (6,860)    (2,884)    (4,500)
 Income tax provision...          --          --         --         --         --
                           ---------   ---------  ---------  ---------  ---------
Loss before cumulative
 effect of change in
 accounting principle...        (328)     (2,162)    (6,860)    (2,884)    (4,500)
Cumulative effect of
 change in accounting
 principle (1)..........          --          --         --         --       (395)
                           ---------   ---------  ---------  ---------  ---------
Net loss................   $    (328)  $  (2,162) $  (6,860) $  (2,884) $  (4,895)
                           =========   =========  =========  =========  =========
Accrual of dividends on
 preferred stock........         (16)     (1,326)    (7,094)    (2,498)    (5,088)
                           ---------   ---------  ---------  ---------  ---------
Net loss available to
 common stockholders....   $    (344)  $  (3,488) $ (13,954) $  (5,382) $  (9,983)
                           =========   =========  =========  =========  =========
Basic and diluted loss
 per common share (2):
 Loss before cumulative
  effect of change in
  accounting
  principle.............   $   (0.09)  $   (0.88) $   (3.44) $   (1.33) $   (2.33)
 Cumulative effect of
  change in accounting
  principle (1).........          --          --         --         --      (0.10)
                           ---------   ---------  ---------  ---------  ---------
 Net loss per common
  share.................   $   (0.09)  $   (0.88) $   (3.44) $   (1.33) $   (2.43)
                           =========   =========  =========  =========  =========
Weighted average number
 of common shares
 outstanding--basic and
 diluted (2)............   3,960,000   3,960,000  4,059,020  4,054,514  4,112,795
                           =========   =========  =========  =========  =========
Other Data:
Adjusted EBITDA (3).....   $    (318)  $  (1,836) $    (985) $  (1,329) $   6,156
Net cash provided by
 (used in) operating
 activities.............         (12)     (5,523)    (2,776)       241      4,508
Net cash used in
 investing activities...          --     (15,236)   (68,503)   (35,515)   (47,673)
Net cash provided by
 financing activities...       4,590      18,863     70,738     34,000     45,000
Capital expenditures....          --      15,578     85,681     38,691     33,575

                                   December 31,                 June 30, 1999
                         ----------------------------------  --------------------
                                                                           As
                             1996        1997       1998      Actual    Adjusted
                         ------------- ---------  ---------  ---------  ---------
Balance Sheet Data:
Cash and cash
 equivalents............   $   4,578   $   2,682  $   2,141  $   3,976  $  66,413
Current assets..........       4,588       6,348      6,737     15,156     77,593
Total assets............       5,241      22,358    102,769    139,552    201,989
Short-term debt.........          --          --     19,000     64,000         --
Other current
 liabilities............       1,858       2,096     18,378     10,005     10,005
Accrued preferred
 dividends payable......          16       1,383      8,478     13,566         --
Other long-term
 liabilities............          --          --         --         --         --
Total equity............       3,367      18,879     56,913     51,981    191,984

--------
(1) The cumulative effect of change in accounting principle represents our adoption of Statement of Position 98-5--Reporting on the Costs of Start-Up Activities.
(2) Spinnaker was originally formed as a limited liability company, and we issued common units and preferred units. In connection with our conversion to a corporation in January 1998, we exchanged common stock for all then outstanding common units and preferred stock for all then outstanding preferred units. We express all historical unit data in shares.
(3) As used in this prospectus, Adjusted EBITDA means earnings before interest, income taxes, depreciation, depletion and amortization, impairment of natural gas and oil properties, and stock appreciation rights expense. Adjusted EBITDA is not a calculation based upon generally accepted accounting principles. Adjusted EBITDA should not be considered as an alternative to net income as an indicator of our operating performance, or as an alternative to cash flow as a better measure of liquidity. Adjusted EBITDA measures presented in this prospectus may not be comparable to other similarly titled measures reported by other companies. In evaluating Adjusted EBITDA, Spinnaker believes that investors should consider, among other things, the amount by which Adjusted EBITDA exceeds interest costs, how Adjusted EBITDA compares to principal repayments on debt and how Adjusted EBITDA compares to capital expenditures for each period.

   The "As Adjusted" balance sheet data:

  . gives effect to the application of the $126.5 million of estimated net proceeds from the sale of common stock in this offering and the issuance of shares of common stock to our preferred stockholders in lieu of payment of accrued cash dividends; and

  . assumes an initial public offering price for our common stock equal to the mid-point of the range appearing on the cover page of this prospectus.

                                 Pro Forma Data
                (in thousands, except share and per share data)

   The pro forma net loss data presented in the following table gives effect to:

  . the conversion of all outstanding shares of our preferred stock into common stock as if the conversion had occurred as of the beginning of the period presented;

  . the issuance of shares of common stock to holders of approximately 99.5% of our preferred stock in lieu of payment of accrued cash dividends as if the issuance had occurred as of the beginning of the period presented; and

  . the use of a portion of the estimated net proceeds of this offering at an assumed offering price of $17.00 per share to pay all outstanding indebtedness all as if the transaction had occurred at the beginning of the period presented.

                                                Year Ended     Six Months Ended
                                             December 31, 1998  June 30, 1999
                                             ----------------- ----------------
Pro forma net loss.........................     $   (6,344)       $   (2,888)
                                                ==========        ==========
Pro forma basic and diluted loss per common
 share:
  Loss before cumulative effect of change
   in accounting principle.................     $    (0.45)       $    (0.13)
  Cumulative effect of change in accounting
   principle...............................             --             (0.02)
                                                ----------        ----------
  Pro forma net loss per common share......     $    (0.45)       $    (0.15)
                                                ==========        ==========
Pro forma weighted average number of common
 shares outstanding--basic and diluted.....     14,063,234        18,704,071
                                                ==========        ==========

                          Summary Reserve Information

   The table below presents our summary reserve information as of August 31, 1999. Estimates of proved reserves are based on the August 31, 1999 reserve report prepared by Ryder Scott Company, L.P., our independent petroleum engineering consultants. Appendix A to this prospectus contains a letter prepared by Ryder Scott summarizing the reserve report. For additional information relating to our natural gas and oil reserves, please read "Business and Properties--Natural Gas and Oil Reserves" and note 13 of the notes to our consolidated financial statements.

   The present value of future net cash flows attributable to our proved reserves on a pre-tax basis using prices and costs in effect at August 31, 1999, discounted at 10% per annum, was determined by using the August 31, 1999 prices of $2.83 per MMBtu of natural gas at Henry Hub, Louisiana and $22.11 per Bbl of oil at the Cushing NYMEX Pricing Hub. If the present value of future net cash flows were calculated on an after-tax basis, this amount would not change because of our tax basis in natural gas and oil properties and our net operating loss carryforwards. Please read note 13 of the notes to our consolidated financial statements.

                                                                        As of
                                                                      August 31,
                                                                         1999
                                                                      ----------
Estimated proved reserves:
  Natural gas (MMcf).................................................    67,302
  Oil and condensate (MBbls).........................................     2,307
    Total (MMcfe)....................................................    81,144
Proved developed reserves as a percentage of proved reserves.........        46%
Present value (in thousands).........................................  $152,223

                             Summary Operating Data

                                                        Year Ended  Six Months
                                                         December   Ended June
                                                            31,         30,
                                                        ----------- -----------
                                                        1997  1998  1998  1999
                                                        ----- ----- ----- -----
Production:
  Natural gas (MMcf)...................................    70 1,675   482 4,258
  Oil and condensate (MBbls)...........................    --    12     1    49
  Total (MMcfe)........................................    70 1,747   488 4,552
Average sales price per unit:
  Natural gas (per Mcf)................................ $2.87 $1.89 $1.97 $2.09
  Oil and condensate (per Bbl)......................... 18.51 11.61 13.24 14.70
  Total (per Mcfe).....................................  2.87  1.89  1.97  2.11
Expenses (per Mcfe):
  Lease operating expense.............................. $1.03 $0.27 $0.68 $0.26
  Depreciation, depletion and amortization--natural gas
   and oil properties..................................  0.97  1.57  1.33  1.67

                                  RISK FACTORS

   Investing in our common stock will provide you with an equity ownership in Spinnaker. As one of our stockholders, you will be subject to risks inherent in our business. The trading price of your shares will be affected by the performance of our business relative to, among other things, competition, market conditions and general economic and industry conditions. The value of your investment may decrease, resulting in a loss. You should carefully consider the following factors as well as other information contained in this prospectus before deciding to invest in shares of our common stock.

Because we have a limited operating history and have incurred losses from operations since our formation, our future operating results are difficult to forecast. Our failure to achieve or sustain profitability in the future could adversely affect the market price of our common stock.

   We were formed in December 1996 and, as a result, we have a limited operating history. Our limited operating history and the unpredictable results of our exploration and development strategy make it difficult to forecast our operating results. In addition, we have incurred losses from operations each year since our formation. Our failure to achieve or sustain profitability in the future could adversely affect the market price of our common stock.

   In considering whether to invest in our common stock, you should consider the limited historical financial and operating information available on which to base your evaluation of our performance. In addition, because we are less experienced and have fewer financial resources than many companies in our industry, we may be at a disadvantage in bidding for exploratory prospects and producing natural gas and oil properties. Please read "Business and Properties--Competition" for a description of the competition we face in our business.

   We incurred net losses of $328,000 in 1996, $2.2 million in 1997, $6.9 million in 1998 and $4.9 million in the first six months of 1999. We expect to incur a loss for the third quarter of 1999. Our development of and participation in an increasingly larger number of prospects has required and will continue to require substantial capital expenditures. We cannot assure you that we will achieve or sustain profitability or positive cash flows from operating activities in the future.

Exploration is a high-risk activity, and the 3-D seismic data and other advanced technologies we use cannot eliminate exploration risk and require experienced technical personnel whom we may be unable to attract or retain.

   Our future success will depend on the success of our exploratory drilling program. Exploration activities involve numerous risks, including the risk that no commercially productive natural gas or oil reservoirs will be discovered. In addition, we often are uncertain as to the future cost or timing of drilling, completing and producing wells. Furthermore, our drilling operations may be curtailed, delayed or canceled as a result of the additional exploration time and expense associated with a variety of factors, including:

  . unexpected drilling conditions;

  . pressure or irregularities in formations;

  . equipment failures or accidents;

  . adverse weather conditions;

  . compliance with governmental requirements; and

  . shortages or delays in the availability of drilling rigs and the delivery of equipment.

   Even when used and properly interpreted, 3-D seismic data and visualization techniques only assist geoscientists in identifying subsurface structures and hydrocarbon indicators. They do not allow the interpreter to know conclusively if hydrocarbons are present or economically producible. We could incur losses as a result of these expenditures. Poor results from our exploration activities could affect our future cash flows and results of operations materially and adversely.

   Our exploratory drilling success will depend, in part, on our ability to attract and retain experienced explorationists and other professional personnel. Competition for explorationists and engineers with experience in the Gulf of Mexico is extremely intense. If we cannot retain our current personnel or attract additional experienced personnel, our ability to compete in the Gulf of Mexico could be adversely affected.

If Petroleum Geo-Services terminates our data agreement or chooses not to acquire any further data, our ability to find additional reserves could be materially impaired.

   Our success depends heavily on our access to 3-D seismic data, and our primary source for 3-D seismic data is our data agreement with Petroleum Geo-Services. If Petroleum Geo-Services terminates our agreement, we would lose substantially all of our current access to 3-D seismic data which loss would have a material adverse effect on our ability to find additional reserves.

   Petroleum Geo-Services may terminate our data agreement on several grounds, including if a Petroleum Geo-Services competitor acquires control of us or we breach the agreement subject to specified exceptions. For a description of these exceptions, please read "Business and Properties--Petroleum Geo-Services Data Agreement--Termination Events."

   Although we currently have received under our Petroleum Geo-Services data agreement 3-D seismic data covering approximately 4,100 blocks in the Gulf of Mexico, we anticipate obtaining additional 3-D seismic data to be acquired or processed by Petroleum Geo-Services between now and March 31, 2002. However, there are a number of scenarios under which we might not receive significant additional data from Petroleum Geo-Services. Our agreement does not require Petroleum Geo-Services to acquire or process any further data. Petroleum Geo-Services could elect to substantially reduce or cease activities in the Gulf of Mexico during the remaining term of our agreement. Among other things, such an election could result from a change of control of Petroleum Geo-Services or changes in Petroleum Geo-Services' competitive, financial or technological status.

   Alternatively, Petroleum Geo-Services could significantly increase the acquisition or processing of data in the Gulf of Mexico that it is not required to share with us. For example, Petroleum Geo-Services could focus on acquiring and processing data on an exclusive contractual basis and not for sale to multiple customers. In addition, if Petroleum Geo-Services were to engage new marketing vendors who would not agree to the terms of our agreement with Petroleum Geo-Services, then we would not have access to the data marketed through those vendors. Petroleum Geo-Services could also elect to acquire or process other seismic data, including future generations of seismic data, to which we are not entitled or for which our rights are limited. Our right to enhanced data could also be adversely affected if Petroleum Geo-Services were to elect to sell the right to enhance and market its data without retaining a material royalty or similar interest.

Natural gas and oil prices fluctuate widely, and low prices could have a material adverse impact on our business.

   Our revenues, profitability and future growth depend substantially on prevailing prices for natural gas and oil. Prices also affect the amount of cash flow available for capital expenditures and our ability to borrow and raise additional capital. The amount we can borrow under our credit facility is subject to periodic re-determination based in part on changing expectations of future prices. Lower prices may also reduce the amount of natural gas and oil that we can economically produce.

   Prices for natural gas and oil fluctuate widely. For example, natural gas and oil prices declined significantly in 1998 and, for an extended period of time, remained substantially below prices obtained in previous years. Among the factors that can cause this fluctuation are:

  . the level of consumer product demand;

  . weather conditions;

  . domestic and foreign governmental regulations;

  . the price and availability of alternative fuels;

  . political conditions in natural gas and oil producing regions;

  . the domestic and foreign supply of natural gas and oil;

  . the price of foreign imports; and

  . overall economic conditions.

Reserve estimates depend on many assumptions that may turn out to be inaccurate. Any material inaccuracies in these reserve estimates or underlying assumptions will materially affect the quantities and present value of our reserves.

   The process of estimating natural gas and oil reserves is complex. It requires interpretations of available technical data and various assumptions, including assumptions relating to economic factors. Any significant inaccuracies in these interpretations or assumptions could materially affect the estimated quantities and present value of reserves shown in this prospectus. Please read "Business and Properties--Natural Gas and Oil Reserves" for a discussion of our proved natural gas and oil reserves.

   In order to prepare these estimates we must project production rates and timing of development expenditures. We must also analyze available geological, geophysical, production and engineering data, and the extent, quality and reliability of this data can vary. The process also requires economic assumptions such as natural gas and oil prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. Therefore, estimates of natural gas and oil reserves are inherently imprecise.

   Actual future production, natural gas and oil prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable natural gas and oil reserves most likely will vary from our estimates. Any significant variance could materially affect the estimated quantities and present value of reserves shown in this prospectus. In addition, we may adjust estimates of proved reserves to reflect production history, results of exploration and development, prevailing natural gas and oil prices and other factors, many of which are beyond our control. At August 31, 1999, 70% of our proved reserves were either proved undeveloped or proved non-producing. Moreover, the producing wells included in our reserve report had produced for a relatively short period of time as of August 31, 1999. Because most of our reserve estimates are not based on a lengthy production history and are calculated using volumetric analysis, these estimates are less reliable than estimates based on a lengthy production history.

   You should not assume that the present value of future net cash flows from our proved reserves referred to in this prospectus is the current market value of our estimated natural gas and oil reserves. In accordance with SEC requirements, we generally base the estimated discounted future net cash flows from our proved reserves on prices and costs on the date of the estimate. Actual future prices and costs may differ materially from those used in the present value estimate.

A significant part of the value of our production and reserves is concentrated in a small number of offshore properties. Because of this concentration, any production problems or inaccuracies in reserve estimates related to those properties are more likely to adversely impact our business.

   During August 1999, over 88% of our daily production came from four of our properties in the Gulf of Mexico. If mechanical problems, storms or other events curtailed a substantial portion of this production, our cash flow would be adversely affected. In addition, at August 31, 1999, our proved reserves were located on 15 properties in the Gulf of Mexico, with approximately 50% of our proved reserves attributable to four of these properties. If the actual reserves associated with any one of these properties are less than our estimated reserves, our results of operations and financial condition could be adversely affected.

We are vulnerable to operational, regulatory and other risks associated with the Gulf of Mexico because we currently explore and produce exclusively in that area.

   Our operations and revenues are impacted acutely by conditions in the Gulf of Mexico because we currently explore and produce exclusively in that area. This concentration of activity makes us more vulnerable than many of our competitors to the risks associated with the Gulf of Mexico, including delays and increased costs relating to:

  . adverse weather conditions;

  . increased oil field service costs;

  . difficulties securing oil field services; and

  . compliance with environmental and other laws and regulations.

Relatively short production periods for Gulf of Mexico properties subject us to higher reserve replacement needs and may impair our ability to reduce production during periods of low natural gas and oil prices.

   Production of reserves from reservoirs in the Gulf of Mexico generally declines more rapidly than from reservoirs in many other producing regions of the world. This results in recovery of a relatively higher percentage of reserves from properties in the Gulf of Mexico during the initial few years of production, and as a result, our reserve replacement needs from new prospects are greater.

   Also, our revenues and return on capital will depend significantly on prices prevailing during these relatively short production periods. Our potential need to generate revenues to fund ongoing capital commitments or reduce indebtedness may limit our ability to slow or shut-in production from producing wells during periods of low prices for natural gas and oil.

The failure to replace our reserves would adversely affect our production and cash flows.

   Our future natural gas and oil production depends on our success in finding or acquiring additional reserves. If we fail to replace reserves, our level of production and cash flows would be adversely impacted. In general, production from natural gas and oil properties declines as reserves are depleted, with the rate of decline depending on reservoir characteristics. Our total proved reserves decline as reserves are produced unless we conduct other successful exploration and development activities or acquire properties containing proved reserves, or both. Our ability to make the necessary capital investment to maintain or expand our asset base of natural gas and oil reserves would be impaired to the extent cash flow from operations is reduced and external sources of capital become limited or unavailable. We may not be successful in exploring for, developing or acquiring additional reserves. If we are not successful, our future production and revenues will be adversely affected.

The natural gas and oil business involves many operating risks that can cause substantial losses.

   The natural gas and oil business involves a variety of operating risks, including:

  . fires;

  . explosions;

  . blow-outs and surface cratering;

  . uncontrollable flows of underground natural gas, oil and formation water;

  . natural disasters;

  . pipe or cement failures;

  . casing collapses;

  . embedded oil field drilling and service tools;

  . abnormally pressured formations; and

  . environmental hazards such as natural gas leaks, oil spills, pipeline ruptures and discharges of toxic gases.

   If any of these events occur, we could incur substantial losses as a result of:

  . injury or loss of life;

  . severe damage to and destruction of property, natural resources and equipment;

  . pollution and other environmental damage;

  . clean-up responsibilities;

  . regulatory investigation and penalties;

  . suspension of our operations; and

  . repairs to resume operations.

   If we experience any of these problems, it could affect well bores, platforms, gathering systems and processing facilities, which could adversely affect our ability to conduct operations.

   Offshore operations are also subject to a variety of operating risks peculiar to the marine environment, such as capsizing, collisions and damage or loss from hurricanes or other adverse weather conditions. These conditions can cause substantial damage to facilities and interrupt production. As a result, we could incur substantial liabilities that could reduce or eliminate the funds available for exploration, development or leasehold acquisitions, or result in loss of properties.

   We do not carry business interruption insurance. For some risks, we may not obtain insurance if we believe the cost of available insurance is excessive relative to the risks presented. In addition, pollution and environmental risks generally are not fully insurable. If a significant accident or other event occurs and is not fully covered by insurance, it could adversely affect our operations.

Exploration for natural gas and oil in the deep waters of the Gulf of Mexico involves greater operational and financial risks than exploration in shallower waters, and our expansion into the deep water could result in substantial losses.

   As part of our strategy, we intend to explore for natural gas and oil in the deep waters of the Gulf of Mexico where operations are more difficult and costly than in shallower waters. For example, near surface geologic conditions in the deep waters create unique operational challenges. Deep water drilling and operations also require the application of relatively untested technologies that involve a higher risk of mechanical failure and generally have significantly higher drilling and operating costs. Furthermore, the deep waters of the Gulf of Mexico lack the physical and oil field service infrastructure present in the shallower waters of the Gulf of Mexico. As a result, deep water operations may require a significant amount of time between a discovery and the time that we can market the natural gas or oil, increasing the risk involved with these operations.

We cannot control the activities on properties we do not operate.

   Other companies operate most of the properties in which we have an interest. As a result, we have a limited ability to exercise influence over operations for these properties or their associated costs. Our dependence on the operator and other working interest owners for these projects and our limited ability to influence operations and associated costs could materially adversely affect the realization of our targeted returns on capital in drilling or acquisition activities. The success and timing of our drilling and development activities on properties operated by others therefore depend upon a number of factors that are outside of our control, including:

  . timing and amount of capital expenditures;

  . the operator's expertise and financial resources;

  . approval of other participants in drilling wells; and

  . selection of technology.

Our success depends on our Chief Executive Officer and other key personnel, the loss of whom could disrupt our business operations.

   We depend to a large extent on the efforts and continued employment of our President and Chief Executive Officer, Roger L. Jarvis, and other key personnel. If Mr. Jarvis or these other key personnel resign or become unable to continue in their present role and if they are not adequately replaced, our business operations could be adversely affected. Please read "Management" for information regarding Mr. Jarvis and other members of our management team.

We may have difficulty financing our planned growth.

   We have experienced and expect to continue to experience substantial capital expenditure and working capital needs, particularly as a result of our drilling program. In the future, we will require additional financing, in addition to cash generated from our operations, to fund our planned growth. We cannot be certain that additional financing will be available to us on acceptable terms or at all. In the event additional capital resources are unavailable, we may curtail our drilling, development and other activities or be forced to sell some of our assets on an untimely or unfavorable basis.

Competition in our industry is intense, and we are smaller and have a more limited operating history than most of our competitors in the Gulf of Mexico.

   We compete with major and independent natural gas and oil companies for property acquisitions. We also compete for the equipment and labor required to operate and develop these properties. Most of our competitors have substantially greater financial and other resources than us. In addition, larger competitors may be able to absorb the burden of any changes in federal, state and local laws and regulations more easily than we can, which would adversely affect our competitive position. These competitors may be able to pay more for exploratory prospects and productive natural gas and oil properties and may be able to define, evaluate, bid for and purchase a greater number of properties and prospects than we can. Our ability to explore for natural gas and oil prospects and to acquire additional properties in the future will depend on our ability to conduct operations, to evaluate and select suitable properties and to consummate transactions in this highly competitive environment. In addition, most of our competitors have been operating in the Gulf of Mexico for a much longer time than we have and have demonstrated the ability to operate through industry cycles.

Our competitors may use superior technology which we may be unable to afford or which would require costly investment by us in order to compete.

   Our industry is subject to rapid and significant advancements in technology, including the introduction of new products and services using new technologies. As our competitors use or develop new technologies, we may be placed at a competitive disadvantage, and competitive pressures may force us to implement new technologies at a substantial cost. In addition, our competitors may have greater financial, technical and personnel resources that allow them to enjoy technological advantages and may in the future allow them to implement new technologies before we can. We cannot be certain that we will be able to implement technologies on a timely basis or at a cost that is acceptable to us. One or more of the technologies that we currently use or that we may implement in the future may become obsolete, and we may be adversely affected. For example, marine seismic acquisition technology has been characterized by rapid technological advancements in recent years and further significant technological developments could substantially impair our 3-D seismic data's value.

One customer currently purchases all of our natural gas production. As a result, if this customer defaults on its payment obligations, our near-term earnings and cash flows would be adversely affected.

   Currently, Columbia Energy Services purchases all of our natural gas production at current market prices. The terms of our arrangement with Columbia require Columbia to pay us within 60 to 90 days after we deliver our production to Columbia. As a result, if Columbia were to default on its payment obligations to us, our near-term earnings and cash flows would be adversely affected.

We are subject to complex laws and regulations, including environmental regulations, that can adversely affect the cost, manner or feasibility of doing business.

   Exploration for and development, production and sale of natural gas and oil in the U.S. and especially in the Gulf of Mexico are subject to extensive federal, state and local laws and regulations, including environmental laws and regulations. We may be required to make large expenditures to comply with environmental and other governmental regulations. Matters subject to regulation include:

  . discharge permits for drilling operations;

  . drilling bonds;

  . reports concerning operations; and

  . taxation.

   Under these laws and regulations, we could be liable for personal injuries, property damage, oil spills, discharge of hazardous materials, remediation and clean-up costs and other environmental damages. We do not believe that full insurance coverage for all potential environmental damages is available at a reasonable cost. Failure to comply with these laws and regulations also may result in the suspension or termination of our operations and subject us to administrative, civil and criminal penalties. Moreover, these laws and regulations could change in ways that substantially increase our costs. For example, Congress or the Minerals Management Service could decide to limit exploratory drilling or natural gas production in some areas of the Gulf of Mexico. Accordingly, any of these liabilities, penalties, suspensions, terminations or regulatory changes could materially adversely affect our financial condition and results of operations.

Hedging our production may result in losses.

   To reduce our exposure to fluctuations in the prices of natural gas and oil, we have recently begun to enter into hedging arrangements. Hedging arrangements expose us to risk of financial loss in some circumstances including the following:

  . production is less than expected;

  . the other party to the hedging contract defaults on its contract obligations; or

  . there is a change in the expected differential between the underlying price in the hedging agreement and actual prices received.

   In addition, these hedging arrangements may limit the benefit we would receive from increases in the prices for natural gas and oil. Furthermore, if we choose not to engage in hedging arrangements in the future, we may be more adversely affected by changes in natural gas and oil prices than our competitors who engage in hedging arrangements.

Petroleum Geo-Services, Warburg, Pincus Ventures and our management own a significant amount of common stock giving them influence or control in corporate transactions and other matters, and the interest of Warburg, Pincus Ventures or Petroleum Geo-Services could differ from those of other stockholders.

   On completion of this offering, Warburg, Pincus Ventures, Petroleum Geo-Services, and our executive officers will beneficially own approximately 62% of our outstanding shares of common stock, assuming no exercise of the underwriters' over-allotment option. As a result, these stockholders will be in a position to significantly influence or control the outcome of matters requiring a stockholder vote, including the election of directors, the adoption of an amendment to our certificate of incorporation or bylaws and the approval of mergers and other significant corporate transactions. In addition, on completion of this offering representatives of Petroleum Geo-Services and Warburg, Pincus Ventures will constitute a majority of our board of directors. Their control of Spinnaker may have the effect of delaying or preventing a change of control of Spinnaker and may adversely affect the voting and other rights of other stockholders.

   Furthermore, conflicts of interest could arise in the future between Spinnaker, on the one hand, and Warburg, Pincus Ventures or Petroleum Geo-Services, on the other hand, concerning, among other things, potential competitive business activities or business opportunities. Except for the limited restrictions placed on Petroleum Geo-Services in our data agreement with Petroleum Geo-Services, neither Warburg, Pincus Ventures nor Petroleum Geo-Services are restricted from competitive natural gas and oil exploration and production activities or investments. Warburg, Pincus Ventures currently has significant equity interests in other public and private natural gas and oil companies. The interest of Warburg, Pincus Ventures or Petroleum Geo-Services could differ from those of our other stockholders. Please read "Certain Transactions" for a discussion of agreements with those stockholders.

Substantially all of our outstanding shares may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is doing well.

   The market price of our common stock could drop due to sales of a large number of shares of our common stock in the market after the offering or the perception that such sales could occur. This could make it more difficult to raise funds through future offerings of common stock. Please read "Shares Eligible for Future Sale."

   On completion of this offering, we will have outstanding 20,235,026 shares of our common stock, assuming no exercise of the underwriters' over-allotment option. This includes the 8,000,000 shares we are selling in this offering, which may be resold in the public market immediately. Of the remaining shares, 12,191,740 shares will become available for resale in the public market after a period of 180 days after the date of this prospectus, with some exceptions. All shares of our stock outstanding prior to this offering could be sold following the 180-day period either in transactions registered under the Securities Act or exempt from registration. In addition, our current stockholders collectively have rights that provide for the registration of the resale of their shares of common stock at our expense. Please read "Certain Transactions" and "Description of Capital Stock--Registration Rights" for a description of these registration rights.

   Options to purchase approximately 2,673,242 shares of common stock are currently outstanding, and we anticipate granting additional options to purchase up to 633,824 shares of common stock to some of our directors, officers and employees on completion of this offering. After this offering, we intend to file a registration statement covering the sale of the common stock issuable upon exercise of those options. The shares received upon exercise generally will be freely transferable. Please read "Management--1998 Stock Option Plan" and "--1999 Stock Incentive Plan."

Our certificate of incorporation and bylaws contain provisions that could discourage an acquisition or change of control of Spinnaker.

   Our certificate of incorporation authorizes our board of directors to issue preferred stock without stockholder approval. If our board of directors elects to issue preferred stock, it could be more difficult for a third party to acquire control of us, even if that change of control might be beneficial to stockholders. In addition, provisions of the certificate of incorporation and bylaws, such as no stockholder action by written consent and limitations on stockholder proposals at meetings of stockholders, could also make it more difficult for a third party to acquire control of us. Please read "Description of Capital Stock" for additional details concerning the provisions of our certificate of incorporation and bylaws.

Our computer systems and the computer systems of our business partners may not be Year 2000 compliant, which may cause system failures and disruptions adversely affecting our operations.

   The "Year 2000" issue is a general term used to refer to the business implications of the arrival of the new millennium. In simple terms, on January 1, 2000, all computer hardware and software systems that use the two-digit year convention could fail completely or create erroneous data as a result of the system failing to recognize the two-digit internal date "00" as representing the Year 2000. Our computer systems and the computer systems of our business partners may not be Year 2000 compliant, which may cause system failures and disruptions adversely affecting our operations. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000 Compliance."

   We cannot assure you that our internal operations do not have any material issues with respect to Year 2000 compliance. In addition, we may not properly identify all potential problems or all potentially affected systems or remedy all problems in our systems. Furthermore, the Year 2000 issue also affects our customers, the suppliers of our 3-D seismic data, and other third parties with whom we do business. The failure of any of these entities to become Year 2000 compliant could adversely affect our operations. The most reasonably likely "worst case" impacts would be:

  . impairment of our ability to deliver our production to, or receive payment from, third parties gathering and/or purchasing our production from affected facilities;

  . impairment of the ability of third-party suppliers or service companies to provide needed materials or services to our planned or ongoing operations, necessitating deferral or shut-in of exploration, development or production operations;

  . impairment of our ability to receive and process 3-D seismic data, which would hinder our ability to generate and drill exploratory prospects; and

  . our inability to execute financial transactions with our banks or other third parties whose systems fail or malfunction.

             CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS

   Some of the information in this prospectus contains forward-looking statements. These statements express, or are based on, our expectations about future events. These include such matters as:

  . amount, nature and timing of capital expenditures;

  . drilling of wells;

  . timing and amount of future production of natural gas and oil;

  . operating costs and other expenses;

  . cash flow and anticipated liquidity;

  . prospect development and property acquisitions;

  . marketing of natural gas and oil; and

  . Year 2000 compliance activities.

   There are many factors that could cause these forward-looking statements to be incorrect, including, but not limited to, the risks described under "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." These factors include, among others:

  . the risks associated with exploration;

  . our ability to find, acquire, market, develop and produce new properties;

  . natural gas and oil price volatility;

  . uncertainties in the estimation of proved reserves and in the projection of future rates of production and timing of development expenditures;

  . operating hazards attendant to the natural gas and oil business;

  . downhole drilling and completion risks that are generally not recoverable from third parties or insurance;

  . potential mechanical failure or under performance of significant wells;

  . climatic conditions;

  . availability and cost of material and equipment;

  . delays in anticipated start-up dates;

  . actions or inactions of third-party operators of our properties;

  . our ability to find and retain skilled personnel;

  . availability of capital;

  . the strength and financial resources of our competitors;

  . regulatory developments;

  . environmental risks;

  . Year 2000 compliance actions; and

  . general economic conditions.

   When you consider these forward-looking statements, you should keep in mind these risk factors and the other cautionary statements in this prospectus. Our forward-looking statements speak only as of the date made.

                                USE OF PROCEEDS

   We estimate that we will receive net proceeds of $126.5 million, or $145.6 million if the underwriters exercise their over-allotment option in full, from the sale of the 8,000,000 shares of common stock offered by this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses. This estimate assumes a public offering price of $17.00 per share, which is the mid-point of the offering price range on the cover page of this prospectus.

   We intend to use the net proceeds as follows:

  . approximately $72.0 million to repay all of our outstanding debt under our credit facility; and

  . approximately $54.5 million to fund a portion of our exploration and development activities.

   Pending use for these purposes, we plan to invest the net proceeds in short-term investment-grade interest-bearing securities.

   Through 2000, we expect to use cash generated from operations to fund the remaining portion of our exploration and development activities not funded from the proceeds of this offering.

   The weighted average interest rate for outstanding borrowings under our credit facility as of June 30, 1999 was 5.79%. The credit facility has a maturity of December 31, 1999. We have used borrowings under our current credit facility to fund a portion of our exploration and development activities and for other corporate purposes. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources--Credit Agreement" for a discussion of our current credit agreement.

                                DIVIDEND POLICY

   We have never declared or paid any dividends on our common stock. We currently intend to retain future earnings, if any, for the operation and development of our business and do not anticipate paying any dividends on our common stock in the foreseeable future. In addition, our current credit agreement prohibits us from paying cash dividends on our common stock. Any future dividends may also be restricted by any loan agreements which we may enter into from time to time.

                                    DILUTION

   The pro forma net tangible book value of our common stock on June 30, 1999 was approximately $5.43 per share of common stock, assuming conversion of all outstanding shares of our preferred stock into common stock and the issuance of 847,226 shares of common stock to holders of approximately 99.5% of our preferred stock on completion of this offering in lieu of payment of accrued cash dividends. Pro forma net tangible book value per share is determined by dividing our tangible net worth, or tangible assets less total liabilities, by the total number of outstanding shares of common stock. After giving effect to the sale of common stock offered by this prospectus and the receipt of the estimated net proceeds, after deducting underwriting discounts and commissions and estimated offering expenses, our net tangible book value at June 30, 1999 would have been approximately $9.58 per share. This represents an immediate and substantial increase in the net tangible book value of $4.15 per share to existing stockholders and an immediate dilution, resulting from the difference between the initial public offering price and the pro forma net tangible book value after this offering, to new investors purchasing common stock in this offering. The following table illustrates the per share dilution to new investors purchasing common stock in this offering at $17.00 per share:

     Assumed public offering price per share......................      $17.00
       Pro forma net tangible book value per share at June 30,
        1999...................................................... 5.43
       Increase per share attributable to new investors........... 4.15
                                                                   ----
     Pro forma net tangible book value per share after this
      offering....................................................        9.58
                                                                        ------
     Dilution per share to new investors..........................      $ 7.42
                                                                        ======

   This table excludes all shares of common stock issuable on exercise of options that will remain outstanding on completion of this offering. The exercise of outstanding options with an exercise price less than the offering price would increase the dilutive effect to new investors. Please read notes 5 and 6 of the notes to our consolidated financial statements.

   The following table sets forth, at June 30, 1999, the number of shares of common stock purchased from us, assuming the conversion of all shares of our preferred stock into common stock, the total consideration and average price per share paid by existing stockholders and by the new investors before deducting expenses payable by us, assuming an initial public offering price of $17.00 per share:

                                Shares Purchased  Total Consideration   Average
                               ------------------ --------------------   Price
                                 Number   Percent    Amount    Percent Per Share
                               ---------- ------- ------------ ------- ---------
Existing stockholders......... 12,041,266    60%  $ 93,253,000    41%   $ 7.74
New investors.................  8,000,000    40    136,000,000    59     17.00
                               ----------   ---   ------------   ---
  Total....................... 20,041,266   100%  $229,253,000   100%
                               ==========   ===   ============   ===

   If the underwriters' over-allotment option is exercised in full, the number of shares held by new investors will be increased to 9,200,000, or approximately 43% of the total number of shares of our common stock, assuming the conversion of all shares of our preferred stock into common stock.

   The information presented in the above tables excludes:

  . 168,760 shares of common stock we expect to issue to holders of our preferred stock on completion of this offering in lieu of payment of accrued cash dividends for the three months ending September 30, 1999; and

  . a total of 25,000 shares of common stock we expect to issue to Warburg, Pincus Ventures and Petroleum Geo-Services on completion of this offering for their agreement to guarantee our obligations under our current credit agreement.

                                 CAPITALIZATION

   The following table presents our capitalization as of June 30, 1999 on three bases:

  . on an actual basis;

  . on a pro forma basis giving effect to:

    . the conversion of all outstanding shares of our preferred stock into common stock on completion of this offering;

    . the issuance of shares of common stock to holders of approximately
      99.5% of our preferred stock in lieu of payment of accrued cash dividends on completion of this offering; and

  . on a pro forma basis as adjusted to reflect our anticipated use of the estimated net proceeds of this offering at an assumed offering price of $17.00 per share.

   Also, the table assumes an initial public offering price for our common stock equal to the mid-point of the range appearing on the cover page of this prospectus. The table excludes 168,760 shares of common stock we expect to issue to holders of our preferred stock on completion of this offering in lieu of payment of accrued cash dividends for the three months ending September 30, 1999. The table also excludes a total of 25,000 shares of common stock we expect to issue to Warburg, Pincus Ventures and Petroleum Geo-Services on completion of this offering for their agreement to guarantee our obligation under our credit agreement. You should read the table in conjunction with "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements included in this prospectus.

                                                      June 30, 1999
                                              --------------------------------
                                                                    Pro Forma
                                               Actual   Pro Forma  As Adjusted
                                              --------  ---------  -----------
                                                      (in thousands)
Cash and cash equivalents.................... $  3,976  $  3,913    $ 66,413
                                              ========  ========    ========
Short-term debt.............................. $ 64,000  $ 64,000    $     --
Accrued preferred dividends payable..........   13,566        --          --

Stockholders' equity:
Preferred stock, $.01 par value, 3,030,920
 shares authorized; 3,030,920 shares issued
 and outstanding, actual; no shares issued
 and outstanding, pro forma and pro forma as
 adjusted....................................       30        --          --
Common stock, $.01 par value, 22,000,000
 shares authorized; 5,132,200 shares issued
 and outstanding, actual; 12,041,266 shares
 issued and outstanding, pro forma;
 20,041,266 shares issued and outstanding,
 pro forma as adjusted.......................       26       120         200
Additional paid-in capital...................   79,694    93,133     219,553
Accumulated deficit..........................  (27,769)  (27,769)    (27,769)
                                              --------  --------    --------
  Total stockholders' equity.................   51,981    65,484     191,984
                                              --------  --------    --------
    Total capitalization..................... $129,547  $129,484    $191,984
                                              ========  ========    ========

                      SELECTED CONSOLIDATED FINANCIAL DATA

                (in thousands, except share and per share data)

   The following table sets forth some of our historical consolidated financial data. You should read the following data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements included elsewhere in this prospectus.

                          Period from
                           Inception
                         (December 20, Year Ended December    Six Months Ended
                         1996) through         31,                June 30,
                         December 31,  --------------------  --------------------
                             1996        1997       1998       1998       1999
                         ------------- ---------  ---------  ---------  ---------
                                                                 (unaudited)
Statement of Operations
 Data:
Natural gas and oil
 revenues...............   $      --   $     201  $   3,298  $     961  $   9,583
                           ---------   ---------  ---------  ---------  ---------
Expenses:
 Lease operating
  expenses..............          --          72        474        331      1,183
 Depreciation,
  depletion and
  amortization--natural
  gas and oil
  properties............          --          68      2,738        648      7,619
 Depreciation and
  amortization--other...          10         349        437        136         98
 Impairment of natural
  gas and oil
  properties............          --          --      2,642         --         --
 General and
  administrative........         318       1,965      3,809      1,959      2,244
 Stock appreciation
  rights expense........          --          --         --        904      1,651
                           ---------   ---------  ---------  ---------  ---------
   Total expenses.......         328       2,454     10,100      3,978     12,795
                           ---------   ---------  ---------  ---------  ---------
Loss from operations....        (328)     (2,253)    (6,802)    (3,017)    (3,212)
                           ---------   ---------  ---------  ---------  ---------
Other income (expense):
 Interest income........          --          91        221        133         85
 Interest expense.......          --          --       (516)        --     (2,007)
 Capitalized interest...          --          --        237         --        634
                           ---------   ---------  ---------  ---------  ---------
Loss before income
 taxes..................        (328)     (2,162)    (6,860)    (2,884)    (4,500)
 Income tax provision             --          --        ---         --         --
                           ---------   ---------  ---------  ---------  ---------
Loss before cumulative
 effect of change in
 accounting principle...        (328)     (2,162)    (6,860)    (2,884)    (4,500)
Cumulative effect of
 change in accounting
 principle (1)..........          --          --         --         --       (395)
                           ---------   ---------  ---------  ---------  ---------
Net loss................   $    (328)  $  (2,162) $  (6,860) $  (2,884) $  (4,895)
                           =========   =========  =========  =========  =========
Accrual of dividends on
 preferred stock........         (16)     (1,326)    (7,094)    (2,498)    (5,088)
                           ---------   ---------  ---------  ---------  ---------
Net loss available to
 common stockholders....   $    (344)  $  (3,488) $ (13,954) $  (5,382) $  (9,983)
                           =========   =========  =========  =========  =========
Basic and diluted loss
 per common share (2):
 Loss before cumulative
  effect of change in
  accounting
  principle.............   $   (0.09)  $   (0.88) $   (3.44) $   (1.33) $   (2.33)
 Cumulative effect of
  change in accounting
  principle (1).........          --          --         --         --      (0.10)
                           ---------   ---------  ---------  ---------  ---------
 Net loss per common
  share.................   $   (0.09)  $   (0.88) $   (3.44) $   (1.33) $   (2.43)
                           =========   =========  =========  =========  =========
Weighted average number
 of common shares
 outstanding--basic and
 diluted (2)............   3,960,000   3,960,000  4,059,020  4,054,514  4,112,795
                           =========   =========  =========  =========  =========
Other Data:
Adjusted EBITDA (3).....   $    (318)  $  (1,836) $    (985) $  (1,329) $   6,156
Net cash provided by
 (used in) operating
 activities.............         (12)     (5,523)    (2,776)       241      4,508
Net cash used in
 investing activities...          --     (15,236)   (68,503)   (35,515)   (47,673)
Net cash provided by
 financing activities...       4,590      18,863     70,738     34,000     45,000
Capital expenditures....          --      15,578     85,681     38,691     33,575

                                   December 31,                   June 30,
                         ----------------------------------  --------------------
                             1996        1997       1998       1998       1999
                         ------------- ---------  ---------  ---------  ---------
Balance Sheet Data:
Cash and cash
 equivalents............   $   4,578   $   2,682  $   2,141  $   1,408  $   3,976
Current assets..........       4,588       6,348      6,737      4,665     15,156
Total assets............       5,241      22,358    102,769     58,582    139,552
Short-term debt.........          --          --     19,000         --     64,000
Other current
 liabilities............       1,858       2,096     18,378      6,300     10,005
Accrued preferred
 dividends payable......          16       1,383      8,478      3,881     13,566
Other long-term
 liabilities............          --          --         --         --         --
Total equity............       3,367      18,879     56,913     48,401     51,981

--------
(1) The cumulative effect of change in accounting principle represents our adoption of Statement of Position 98-5--Reporting on the Costs of Start-Up Activities.
(2) Spinnaker was originally formed as a limited liability company, and we issued common units and preferred units. In connection with our conversion to a corporation in January 1998, we exchanged common stock for all then outstanding common units and preferred stock for all then outstanding preferred units. We express all historical unit data in shares.
(3) As used in this prospectus, Adjusted EBITDA means earnings before interest, income taxes, depreciation, depletion and amortization, impairment of natural gas and oil properties, and stock appreciation rights expense. Adjusted EBITDA is not a calculation based upon generally accepted accounting principles. Adjusted EBITDA should not be considered as an alternative to net income as an indicator of our operating performance, or as an alternative to cash flow as a better measure of liquidity. Adjusted EBITDA measures presented in this prospectus may not be comparable to other similarly titled measures reported by other companies. In evaluating Adjusted EBITDA, Spinnaker believes that investors should consider, among other things, the amount by which Adjusted EBITDA exceeds interest costs, how Adjusted EBITDA compares to principal repayments on debt and how Adjusted EBITDA compares to capital expenditures for each period.

                                 Pro Forma Data
                (in thousands, except share and per share data)

   The pro forma net loss data presented in the following table gives effect to:

  . the conversion of all outstanding shares of our preferred stock into common stock as if the conversion had occurred as of the beginning of the period presented;

  . the issuance of shares of common stock to holders of approximately 99.5% of our preferred stock in lieu of payment of accrued cash dividends as if the issuance had occurred as of the beginning of the period presented; and

  . the use of a portion of the estimated net proceeds of this offering at an assumed offering price of $17.00 per share to pay all outstanding indebtedness all as if the transaction had occurred at the beginning of the period presented.

                                                Year Ended     Six Months Ended
                                             December 31, 1998  June 30, 1999
                                             ----------------- ----------------
Pro forma net loss.........................     $   (6,344)       $   (2,888)
                                                ==========        ==========
Pro forma basic and diluted loss per common
 share:
  Loss before cumulative effect of change
   in accounting principle.................     $    (0.45)       $    (0.13)
  Cumulative effect of change in accounting
   principle...............................             --             (0.02)
                                                ----------        ----------
  Pro forma net loss per common share......     $    (0.45)       $    (0.15)
                                                ==========        ==========
Pro forma weighted average number of common
 shares outstanding--basic and diluted.....     14,063,234        18,704,071
                                                ==========        ==========

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

   Spinnaker is an independent energy company engaged in the exploration, development and production of natural gas and oil in the Gulf of Mexico. Since our inception in December 1996, we have focused our efforts on 3-D seismic exploration in the Gulf of Mexico and have participated in drilling 26 exploratory wells in the Gulf of Mexico, with 18 of these wells being completed as discoveries. As of August 31, 1999, Ryder Scott estimated our net proved reserves at approximately 81.1 Bcfe, 83% of which was natural gas, representing an approximately 500% increase over our net proved reserves of 13.4 Bcfe at December 31, 1997. We currently have an interest in approximately 100 lease blocks in the Gulf of Mexico, within which we have identified approximately 49 exploratory prospects and 23 leads. We expect to drill approximately 25 of these prospects during the remainder of 1999 and 2000. Based on 3-D seismic analysis on blocks where we currently have no leasehold interest, we also have identified over 100 additional leads that may result in additional prospects. We have acquired our portfolio through lease sales, farm-ins and trades based on 3-D seismic data. Our future operating results will depend substantially on the success of our exploratory drilling program.

   Our revenue, profitability and future growth rate also substantially depend on factors beyond our control, such as economic, political and regulatory developments and competition from other sources of energy. The energy markets historically have been very volatile, and natural gas and oil prices may fluctuate widely in the future. Sustained periods of low prices for natural gas and oil could materially and adversely affect our financial position, our results of operations, the quantities of natural gas and oil reserves that we can economically produce and our access to capital.

   We use the full cost method of accounting for our investment in natural gas and oil properties. Under this method, we capitalize all acquisition, exploration and development costs incurred for the purpose of finding natural gas and oil reserves, including salaries, benefits and other related general and administrative costs directly attributable to these activities. We capitalized general and administrative costs of $1.3 million in 1997, $2.5 million in 1998 and $1.1 million during the first six months of 1999. We expense costs associated with production and general corporate activities in the period incurred. We capitalize interest costs related to unproved properties and properties under development. Sales of natural gas and oil properties are accounted for as adjustments of capitalized costs, with no gain or loss recognized, unless such adjustments would significantly alter the relationship between capitalized costs and proved reserves of natural gas and oil.

   We compute the provision for depreciation, depletion and amortization of natural gas and oil properties using the unit-of-production method of accounting based on production and estimates of proved reserve quantities. We exclude unevaluated costs and related carrying costs from the amortization base until we evaluate the properties associated with these costs. We periodically assess the unamortized costs for possible impairments or reductions in value. An impairment to our value may occur in the event of:

  . decreases in natural gas and oil prices;

  . downward adjustments to our estimated proved reserves;

  . increases in our estimates of development costs; and

  . deterioration in our exploration results.

   If a reduction in value has occurred, we increase our amortization base by the amount of this impairment. The amortization base includes estimated future development costs and dismantlement, restoration and abandonment costs, net of estimated salvage values. The capitalized costs of proved natural gas and oil properties, net of accumulated depreciation, depletion and amortization, may not exceed a ceiling limit that is based on the estimated future net cash flows from proved natural gas and oil reserves discounted at 10% per annum. If capitalized costs exceed this limit, we charge the excess to depreciation, depletion and amortization in the quarter in which the excess occurs. We may not reverse these write-downs even if natural gas and oil prices increase in subsequent periods. At December 31, 1998, we recognized a non-cash impairment of natural gas and oil properties in the amount of approximately $2.6 million in connection with the ceiling limitation required by the full cost method of accounting for natural gas and oil properties. The write-down is primarily the result of the decline in natural gas prices experienced in 1998. As permitted by applicable SEC rules, in calculating the amount of the write-down, we used post-year end natural gas and oil price increases of $0.26 per MMBtu of natural gas from December 31, 1998 to April 9, 1999, and $4.52 per Bbl of oil from December 31, 1998 to April 9, 1999. If we had used only December 31, 1998 natural gas and oil prices, we would have recognized a total non-cash impairment of natural gas and oil properties of approximately $13.0 million. At June 30, 1999, we recognized no impairment of natural gas and oil properties; however, if we had used only June 30, 1999 natural gas and oil prices, we would have recognized a non-cash impairment of natural gas and oil properties of approximately $1.5 million. As permitted by applicable SEC rules, we used post-June 30, 1999 price increases of $0.83 per MMBtu of natural gas and $3.89 per Bbl of oil for June 30, 1999 to August 23, 1999.

   We conduct substantially all of our exploration activities jointly with others and, accordingly, recorded amounts for our natural gas and oil properties reflect only our proportionate interest in such activities.

   Effective January 1998, we completed the conversion of Spinnaker from a limited liability company to a corporation and now account for income taxes in accordance with Statement on Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under Statement No. 109, we must recognize deferred income taxes at each year-end for the future tax consequences of differences between the tax bases of assets and liabilities and their financial reporting amounts based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. We will establish valuation allowances when necessary to reduce deferred tax assets to the amount to be realized.

Results of Operations

 Six Months Ended June 30, 1999 as Compared to the Six Months Ended June 30,
 1998

   We had natural gas and oil revenues of $9.6 million for the six months ended June 30, 1999 as compared to $1.0 million for the six months ended June 30, 1998. This increase in revenues resulted primarily from increased production attributable to eight new wells which commenced production subsequent to June 30, 1998. Our production substantially increased to 4,552 MMcfe in the first six months of 1999 from 488 MMcfe in the first six months of 1998. The average price we received for our natural gas production was $2.09 per Mcf during the six months ended June 30, 1999 as compared to $1.97 per Mcf during the six months ended June 30, 1998, which also contributed to our increase in revenues.

   Lease operating expenses for the six months ended June 30, 1999 were $1.2 million as compared to $331,000 for the six months ended June 30, 1998. This increase in lease operating expenses primarily resulted from operating expenses attributable to properties that commenced production subsequent to June 30, 1998. Lease operating expenses per Mcfe decreased to $0.26 per Mcfe during the six months ended June 30, 1999 from $0.68 per Mcfe during the six months ended June 30, 1998.

   General and administrative expenses for the six months ended June 30, 1999 were $2.2 million as compared to $2.0 million for the six months ended June 30, 1998. This increase in general and administrative expenses was primarily due to employment-related costs associated with an increase in personnel subsequent to June 30, 1998.

   Stock appreciation rights expense for the six months ended June 30, 1999 was $1.7 million as compared to $0.9 million for the six months ended June 30, 1998. Stock appreciation rights expense was based on management's estimate of the share values of Spinnaker at June 30, 1999 and 1998 and increased primarily as a result of vesting of the related stock options.

   Depreciation, depletion and amortization--natural gas and oil properties for the six months ended June 30, 1999 was $7.6 million as compared to $648,000 for the six months ended June 30, 1998. Of the $7.0 million increase, $5.4 million was attributable to a substantial increase in production and $1.6 million was due to an increase in the unit depletion rate to $1.67 per Mcfe during the six months ended June 30, 1999 from $1.33 per Mcfe during the six months ended June 30, 1998. Depreciation and amortization--other decreased to $98,000 for the six months ended June 30, 1999 from $136,000 for the six months ended June 30, 1998, primarily due to the change in accounting principle related to the write-off of previously capitalized organization costs.

   Net loss for the six months ended June 30, 1999 was $4.9 million as compared to $2.9 million for the six months ended June 30, 1998. The increase in net loss was due to the factors described above and our adoption during the first quarter of 1999 of Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities," which requires that we expense and not capitalize the costs for start-up activities and organization costs as incurred. Approximately $395,000 of this increase is attributable to our adoption of Statement of Position 98-5.

 Year Ended December 31, 1998 as Compared to the Year Ended December 31, 1997

   We had natural gas and oil revenues of $3.3 million for the year ended December 31, 1998 as compared to $201,000 for the year ended December 31, 1997. This increase in natural gas and oil revenues was due primarily to production commencing in 1998 from wells located at West Cameron 522 and South Timbalier
220. Primarily as a result of these wells, our production substantially increased to 1,747 MMcfe in 1998 from 70 MMcfe in 1997. This increased production more than offset the decrease in the average price we received for our natural gas production to $1.89 per Mcf for 1998 from $2.87 per Mcf for 1997.

   Lease operating expenses were $474,000 in 1998 as compared to $72,000 in 1997. The increase in lease operating expenses was primarily the result of operating expenses attributable to properties that commenced production during the second half of 1997 and during 1998.

   General and administrative expenses were $3.8 million in 1998 as compared to $2.0 million in 1997. The increase in general and administrative expenses was primarily due to an increase of $1.2 million in expenses related to personnel during the latter part of 1997 and during 1998 and to an increase of $0.3 million primarily related to legal and accounting services associated with the conversion of Spinnaker from a limited liability company to a corporation.

   Depreciation, depletion and amortization--natural gas and oil properties in 1998 was $2.7 million as compared to $68,000 in 1997. Of the $2.6 million increase, $1.6 million was attributable to a substantial increase in production and $1.0 million was due to an increase in the unit depletion rate during 1998. Depreciation and amortization--other increased to $437,000 in 1998 from $349,000 in 1997. The increase was attributable to the purchase of additional computer hardware and software.

   Additionally, as described above we recognized a non-cash impairment of natural gas and oil properties of $2.6 million due to a decline in prices during 1998.

   Net loss for the year ended December 31, 1998 was $6.9 million as compared to $2.2 million for the year ended December 31, 1997. The increase in net loss was due primarily to the factors described above.

 December 20, 1996 (inception) through December 31, 1996

   We commenced operations on December 20, 1996 and, through December 31, 1996, had no natural gas and oil revenues or lease operating expenses. We had $318,000 of general and administrative expenses relating primarily to start-up costs.

Liquidity and Capital Resources

   We have funded our activities primarily with the proceeds from private placements of our equity securities and borrowings under our credit facility. From inception through June 30, 1999, we raised an aggregate of approximately $75 million from sales of our equity securities. In addition, from inception through June 30, 1999, we borrowed an aggregate of $64 million.

   From inception through June 30, 1999, we incurred capital expenditures totaling approximately $139.1 million, including $4.3 million of non-cash activity. Of these expenditures, $61.4 million were for exploration, $39.0 million were for development, $35.6 million were for leasehold acquisitions and $3.1 million for other capital expenditures.

   We have experienced and expect to continue to experience substantial working capital requirements and at June 30, 1999 had a working capital deficit of approximately $58.8 million, primarily due to our active exploration and development programs. While we believe that the net proceeds from this offering, our cash flow from operations and borrowings under either our current credit facility or a replacement facility should allow us to implement our present business strategy during 1999 and 2000, additional financing may be required in the future to fund our growth and exploration and development programs. In the event these capital resources are not available to us, we may have to curtail our exploration and other activities or sell some of our assets on an untimely or unfavorable basis.

   We have budgeted to spend approximately $180 million during 1999 and 2000 for exploration, development, leasehold acquisitions and other capital expenditures. During the first six months of 1999, we incurred capital expenditures of $36.8 million, including $3.2 million of non-cash expenditures. Of these expenditures, we incurred $7.7 million for exploration, $13.5 million for development, $15.3 million for leasehold acquisitions and $0.3 million for other capital expenditures.

   Our budget includes development costs that are contingent on the success of future exploratory drilling. We do not anticipate that our budgeted leasehold acquisition activities will include the acquisition of producing properties. We do not anticipate any significant abandonment or dismantlement costs through 2000. Actual levels of capital expenditures may vary significantly due to many factors, including drilling results, natural gas and oil prices, industry conditions, decisions of operators and other industry owners and the prices of oil field goods and services. We anticipate that these capital expenditures will be funded through net proceeds from this offering and cash flows from our operations.

   We intend to use cash flows from operations to fund a portion of our future acquisition, exploration and development activities. Net cash provided by (used in) operating activities was $4.5 million for the six months ended June 30, 1999, ($2.8 million) for 1998 and ($5.5 million) for 1997. Net cash flow used in operating activities in 1997 and 1998 was generally attributable to our limited production during the periods. The fact that operating activities in the first half of 1999 no longer used net cash but provided net cash was generally attributable to increasing levels of production in that period. As of August 31, 1999, we produced approximately 48 MMcfe per day as compared to average production of 4.8 MMcfe per day in 1998 and 0.6 MMcfe per day in 1997. Our cash flow from operations will depend on the prices of natural gas and oil and on our ability to increase production through our exploration and development drilling program.

 Hedging Transactions

   We currently sell most of our natural gas and oil production under price sensitive or market price contracts. To reduce our exposure to fluctuations in natural gas and oil prices, we have recently begun to enter into hedging arrangements. However, these contracts also limit the benefits we would realize if prices increase.

   Through August 31, 1999, Spinnaker had entered into the following collar arrangements covering the period beginning October 1, 1999. One MMBtu approximates one Mcf of gas.

                              Gas Collars                   Oil Collars
                    ------------------------------- ---------------------------
                    Average               Average   Average  Average   Average
                     Daily    Average      NYMEX     Daily    NYMEX     NYMEX
                    Volume  NYMEX Floor   Ceiling   Volume    Floor    Ceiling
    Time Period     (MMBtu) Price/MMBtu Price/MMBtu  (Bbl)  Price/Bbl Price/Bbl
    -----------     ------- ----------- ----------- ------- --------- ---------
10/1/99-12/31/99... 25,000     $2.93       $3.14      500    $20.23    $22.26
1/1/00-3/31/00..... 25,000      2.86        3.06      500     19.28     21.35
4/1/00-6/30/00..... 25,000      2.40        2.60      500     18.48     20.58
7/1/00-9/30/00..... 25,000      2.36        2.57      500     17.90     20.01

 Credit Agreement

   In September 1998, we entered into an $85.0 million credit agreement with Credit Suisse First Boston, New York Branch, Bank of Montreal and Bank of America, N.A. (formerly NationsBank, N.A.) each of which is an affiliate of one of the underwriters for this offering. Simultaneously with the completion of this offering, we will repay all outstanding borrowings under the credit facility, which were $72.0 million as of September 27, 1999. We intend to replace this credit facility following the completion of this offering with a credit facility not in excess of $25 million which is not expected to be guaranteed by any of our stockholders. Bank of Montreal has provided us with a preliminary commitment for this new facility.

   The credit agreement is secured by substantially all of our assets, including our interests in our natural gas and oil properties, and in part supported by guarantees of Petroleum Geo-Services and Warburg, Pincus Ventures, our principal stockholders. The initial stockholder guarantee for the credit agreement was $75.0 million, split evenly between Petroleum Geo-Services and Warburg, Pincus Ventures. On a semi-annual basis, our proved reserves are required to be evaluated to redetermine the borrowing base.

   The credit agreement is comprised of three tranches, each with a specified interest rate. The weighted average interest rate for the Petroleum Geo-Services and Warburg, Pincus Ventures tranches for the year ended December 31, 1998 was 5.7%, and the weighted average interest rate for the borrowing base tranche for the year ended December 31, 1998 was 8.2%. The overall weighted average interest rate for borrowings outstanding under the credit agreement for the year ended December 31, 1998 was 6.5%. At June 30, 1999, borrowings outstanding under the credit agreement were $64.0 million, of which $59.0 million was guaranteed by Petroleum Geo-Services and Warburg, Pincus Ventures. The credit agreement matures on December 31, 1999.

   We are obligated to pay Warburg, Pincus Ventures and Petroleum Geo-Services a fee for their agreeing to guarantee our obligations under the credit agreement equal to two percent per year of the total amount they have offered to guarantee, currently $75.0 million, whether this amount is outstanding or not, and payable in shares of our common stock valued for purposes of the agreement at $15.00 per share. The guarantees will terminate on the completion of this offering. We will then be allowed to borrow only up to our borrowing base, which is currently $10.0 million.

   The credit agreement contains covenants and restrictive provisions, including the following limitations, subject to some exceptions:

  . we may not incur any other indebtedness from borrowings;

  . we may not incur any liens upon our properties or assets other than permitted liens securing indebtedness of up to $1 million and other liens in the ordinary course of business;

  . we may not enter into any amalgamation, demerger or merger;

  . we may not dispose of all or substantially all of our property, business or assets;

  . we may not dispose of any properties valued in the borrowing base except obsolete equipment, inventory sold in the ordinary course of business, some interests in natural gas and oil properties included in the borrowing base in an aggregate amount not to exceed $500,000, and sales of interests in natural gas and oil properties not included in the borrowing base in an aggregate amount not to exceed $4 million;

  . we may not make or pay any dividend, distribution or payment in respect of our capital stock nor purchase, redeem, retire, or permit any reduction or retirement of our capital stock;

  . we must maintain the ratio of our consolidated current assets as of the end of each fiscal quarter to our consolidated current liabilities other than debt under the credit agreement as of the end of such fiscal quarter so that it is not less than 1.00 to 1.00;

  . we must ensure that our consolidated tangible net worth as of the end of each fiscal quarter is not less than the sum of $40 million plus 50% of our adjusted consolidated net income for each fiscal quarter, if positive, and zero percent if negative, determined on a cumulative basis, for the period beginning September 30, 1998 and ending on the last day of the most recent fiscal quarter plus 75% of the net proceeds of equity and equity capital contributions from sponsors received after the closing date;

  . we must ensure that the ratio of EBITDA, as defined, to our consolidated interest expense is not less than 2.5 to 1.0 for any period of four consecutive fiscal quarters ending on or subsequent to June 30, 1999; and

  . we may not enter into any hedging agreement unless we meet specified requirements including limits on the aggregate amounts maturing in any month under any floor hedging contracts and under any forward sales transactions, and at no time can any hedging agreement of any nature contain a term to put up money or other assets against the event of its nonperformance.

Year 2000 Compliance

   The "Year 2000" issue is a general term used to refer to the business implications of the arrival of the new millennium. In simple terms, on January 1, 2000, all computer hardware and software systems that use the two-digit year convention could fail completely or create erroneous data as a result of the system failing to recognize the two digit internal date "00" as representing the Year 2000.

 State of Readiness

   We were formed recently and are engaged solely in the exploration, development and production of natural gas and oil. Our computer hardware and software systems were recently acquired. Based upon our analysis, evaluations and written communications from vendors and licensors of our financial and seismic interpretation software, we do not believe that any equipment or programming modifications are necessary and that all these systems are or are expected to be Year 2000 compliant. Additionally, we have assessed other less critical information technology systems and we believe them to be compliant. We do not believe that the risks of system malfunction resulting from the interrelationship of our systems with those of customers, suppliers and contractors are significant.

   The Year 2000 issue affects our customers, the suppliers of our 3-D seismic data, and other third parties with whom we do business. We are currently investigating how the Year 2000 issue will affect computer systems controlling pipelines and distribution facilities with which we directly or indirectly connect and the availability of 3-D seismic data. We either have received or are in the process of receiving written documentation from these third parties regarding their Year 2000 readiness and issues. We have also reviewed publicly available information, if any, as to whether their systems are Year 2000 compliant.

   We expect to complete our Year 2000 assessments by September 30, 1999; however, we plan to continue reviewing the Year 2000 issue on an on-going basis throughout 1999.

 Costs to Address Year 2000 Issues

   Costs directly related to assessing Year 2000 issues through June 30, 1999 are less than $100,000 and have been expensed. We do not expect to incur significant additional costs related to Year 2000 compliance during the remainder of 1999. These estimated costs are based on management's best estimates; however, there is no guarantee that these estimates will be achieved, and actual results could differ materially from those anticipated.

 Year 2000 Risk Factors

   We cannot assure you that our internal operations do not have any material issues with respect to Year 2000 compliance. In addition, we may not properly identify all potential problems or all potentially affected systems or remedy all problems in our systems. We have no means of ensuring that third parties will be Year 2000 ready. The inability of third parties to complete their Year 2000 resolution process in a timely fashion could materially impact our results of operations and cash flows. The effect of non-compliance by third parties is not determinable. The most reasonably likely "worst case" impacts would be:

  . impairment of our ability to deliver our production to, or receive payment from, third parties gathering and/or purchasing our production from affected facilities;

  . impairment of the ability of third-party suppliers or service companies to provide needed materials or services to our planned or ongoing operations, necessitating deferral or shut-in of exploration, development or production operations;

  . impairment of our ability to receive and process 3-D seismic data, which would hinder our ability to generate and drill exploratory prospects; and

  . our inability to execute financial transactions with our banks or other third parties whose systems fail or malfunction.

 Contingency Plans

   We have investigated alternatives to our computer hardware and software and have determined that no commercially reasonable alternatives exist. Therefore, we have been unable to develop a contingency plan other than working with our computer hardware and software vendors to remedy any Year 2000-related problems as quickly as possible.

                            BUSINESS AND PROPERTIES

Overview

   Spinnaker is an independent energy company engaged in the exploration, development and production of natural gas and oil in the U.S. Gulf of Mexico. We currently have licenses to approximately 5,700 blocks of mostly contiguous, recent vintage 3-D seismic data in the Gulf of Mexico. This includes approximately 4,100 blocks of 3-D seismic data under our agreement with Petroleum Geo-Services ASA and 1,000 blocks of 3-D seismic data we acquired in September 1999 from another provider of 3-D seismic data. Each of our material licenses has a duration of at least 25 years. Our 3-D seismic database covers an area of approximately 29 million acres, which we believe is one of the largest recent vintage 3-D seismic databases of any independent exploration and production company in the Gulf of Mexico. We currently have a leasehold interest in approximately 100 of these blocks. We believe that broad regional 3-D seismic analysis allows us to create a large inventory of high-quality prospects and provides the opportunity to enhance our exploration success. We also believe our licenses to large quantities of high-quality seismic data and our management and technical staff are important factors for our current and future success.

   Our chief executive officer, Petroleum Geo-Services and Warburg, Pincus Ventures, L.P. formed Spinnaker in December 1996. Petroleum Geo-Services, a leader in acquiring 3-D seismic data, received most of its equity ownership in Spinnaker in exchange for providing us with access to its inventory of 3-D seismic data covering a substantial portion of the natural gas and oil producing area of the Gulf of Mexico. We plan to continue to grow our inventory of 3-D seismic data through our agreement with Petroleum Geo-Services and through acquisitions of 3-D seismic data from other seismic data vendors.

   Since our inception, we have participated in drilling 26 exploratory wells in the Gulf of Mexico, with 18 of these wells being completed as discoveries. As of August 31, 1999, Ryder Scott estimated our net proved reserves at approximately 81.1 Bcfe, 83% of which was natural gas, representing an increase of approximately 500% over our estimated net proved reserves of 13.4 Bcfe at December 31, 1997. Our daily production has increased from approximately 600 Mcfe at December 31, 1997 to approximately 48,000 Mcfe at August 31, 1999. Within our current inventory of approximately 100 lease blocks, we have identified approximately 49 exploratory prospects and 23 leads. We expect to drill approximately 25 of these prospects during the remainder of 1999 and 2000. Based on 3-D seismic analysis on blocks where we currently have no leasehold interest, we also have identified over 100 additional leads that may result in additional prospects. Our capital expenditure budget for 1999 and 2000 includes approximately $180 million for exploration, development, leasehold acquisitions and other capital expenditures, of which we have incurred $36.8 million through June 30, 1999.

Our Strategy

   Our goals are to expand our reserve base, cash flow and net income and to generate an attractive return on capital. We emphasize the following elements in our strategy to achieve these goals:

  . Focus on the Gulf of Mexico

  . Maintain a large database of 3-D seismic data

  . Employ a rigorous prospect selection process

  . Emphasize technical expertise

  . Sustain a balanced, diversified exploration effort

   Focus on the Gulf of Mexico. We have chosen to assemble a large 3-D seismic database and focus our exploration activities in the Gulf of Mexico because we believe this area represents one of the most attractive exploration regions in North America. The Gulf of Mexico has the following characteristics which make it attractive to exploration and production companies:

  . Prolific exploration and production history

  . Open access to acreage

  . Substantial existing oil field service infrastructure

  . Attractive taxation and royalty rates

  . Relatively high-productivity wells

  . Geographic proximity to well-developed markets for natural gas and oil

  . Geologic diversity that offers a variety of exploration opportunities

   We also believe our geographic focus provides us with an excellent opportunity to develop and maintain competitive advantages through the combination of our 3-D seismic database, regional exploration and operating expertise, and joint venture relationships.

   Maintain a large database of 3-D seismic data. We believe our large database of 3-D seismic data allows us to generate high-quality exploratory prospects. We believe the 3-D seismic data we have received from Petroleum Geo-Services will continue to serve as the foundation for our exploration program. We also intend to supplement that data with 3-D seismic data acquisitions from other seismic data vendors. In addition to data acquisitions made directly by us, we expect to continue to enter into joint ventures with other companies to share the costs of data acquisitions and associated exploratory drilling.

   Employ a rigorous prospect selection process. We leverage our large inventory of contiguous areas of 3-D seismic data to select prospects by tying regional 3-D seismic analysis to actual drilling results. Through this process, we enhance our understanding of the geology before selecting prospects and increase the probability of accurately identifying hydrocarbon bearing zones.

   Emphasize technical expertise. Our 10 explorationists have an average of approximately 20 years experience in exploration in the Gulf of Mexico. In our efforts to attract and retain explorationists, we offer an entrepreneurial culture, an extensive 3-D seismic database, state-of-the-art computer-aided exploration technology and other technical tools. All of our explorationists have purchased equity in Spinnaker.

   As Spinnaker matures, we are moving towards retaining larger working interests in prospects located in water depths of less than 2,000 feet. The combination of larger working interests and our technical expertise should allow us to act as the operator for an increasing number of these prospects, providing us with more control of costs, timing and amount of capital expenditures, and the selection of technology.

   Sustain a balanced, diversified exploration effort. We believe that our exploration approach results in portfolio balance and diversity among:

  . shallow water, or water depths of less than 600 feet, and deep water prospects;

  . shallow drilling depth, or drilling depths of less than 12,000 feet, and deep drilling depth prospects; and

  . lower-risk, lower-potential prospects and higher-risk, higher-potential prospects.

   We have used joint ventures to help diversify our exploration activities. Our 3-D seismic data's broad coverage of the Gulf of Mexico allows us to participate in a variety of geologically diverse exploration opportunities and create a diversified prospect portfolio. We intend to manage our exposure in deep water exploration activities by focusing on prospects where commercial feasibility of the prospect can be evaluated with one or two wells and where we believe 3-D seismic analysis provides attractive risk/reward benefits. We also strive to diversify our exploration efforts by seeking to limit the budgeted amount of the leasehold acquisition and drilling cost of the first exploratory well on any one prospect to less than 10 percent of our annual capital budget.

   We believe that maintaining continuity in our exploration activity during all phases of the commodity price cycles is an important element to balance and diversification. By positioning Spinnaker to continue exploring during periods of low natural gas and oil prices, we potentially can take advantage of reduced competition for prospects and lower drilling and other oil field service costs.

Plan of Operations

   For information regarding our proposed plan of operations through the year 2000, please read "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Business and Properties--Overview."

Petroleum Geo-Services Data Agreement

   We originally entered into our data agreement with Petroleum Geo-Services as of December 20, 1996. We amended the agreement as of January 6, 1998 when we converted from a limited liability company to a corporation. We amended the agreement again as of June 30, 1999 to modify the amount, type and geographic coverage of the data and related information made available to us. In connection with that second amendment we issued 1,000,000 shares of common stock to Petroleum Geo-Services. The agreement has been included as an exhibit to the registration statement of which this prospectus is a part. The following summary of this agreement discusses material provisions of this agreement and is qualified by reference to such exhibit which we incorporate in this prospectus by reference.

 Data Covered by the Agreement

   Subject to the exceptions discussed below, we are entitled to receive and use all of Petroleum Geo-Services' standard and enhanced multi-client 3-D seismic data covering the Gulf of Mexico including its bays, channels, tributaries, estuaries and transition zones. We are entitled to data that Petroleum Geo-Services acquires or processes for itself prior to March 31, 2002 or is in the process of acquiring or processing as of that date. We are also entitled to enhanced data processed by third parties if Petroleum Geo-Services retains a material royalty or similar interest in that data.

   As part of its business activities, Petroleum Geo-Services acquires both proprietary and multi-client marine seismic data. When Petroleum Geo-Services acquires proprietary data, it does so on an exclusive contractual basis for its customers. In this case, Petroleum Geo-Services simply provides acquisition services. When Petroleum Geo-Services acquires multi-client data, however, it owns the data itself and transferred the possession and use of copies of this data to the industry at large. We are entitled to receive only multi-client data from Petroleum Geo-Services.

   Standard data is the basic 3-D, time-migrated seismic data, and dragged array and vertical cable data as now provided as the standard product to Petroleum Geo-Services' 3-D seismic survey customers. Enhanced data is data created through additional computer processing of Petroleum Geo-Services' standard data. Enhanced data includes processed data referred to as pre-stack depth migrated data and pre-stack time migrated data. As of August 31, 1999, we had received approximately 4,100 blocks of standard data and had received 42 blocks of enhanced data under our Petroleum Geo-Services agreement.

   Petroleum Geo-Services has begun acquiring an advanced form of 3-D marine seismic data, sometimes referred to as multi-component data, that requires the simultaneous recording of information with instruments located on the ocean floor and instruments dragged behind a marine seismic vessel. We are entitled to select for our use up to 60 blocks of multi-component data that Petroleum Geo-Services acquires prior to March 31, 2002 or is in the process of acquiring as of that date. We must select multi-component data in groups of blocks which are all contiguous on at least one side and which include at least five blocks.

   Petroleum Geo-Services markets Gulf of Mexico seismic data through seismic data marketing vendors. We have entered into agreements with some of these marketing vendors which modify to some extent our rights under our agreement with Petroleum Geo-Services. Material modifications of our rights resulting from these agreements are noted below. If Petroleum Geo-Services enters into a marketing agreement with a new party, then Petroleum Geo-Services has agreed to use good faith efforts to obtain the consent of the new party to our rights under our agreement with Petroleum Geo-Services. If Petroleum Geo-Services does not obtain the consent of this new party, however, then we may not be entitled to the future data of Petroleum Geo-Services that is marketed by that party. A majority of the data we have received is subject to agreements with marketing vendors.

   Petroleum Geo-Services is not obligated under our agreement to acquire any further data of any kind. However, Petroleum Geo-Services is in the process of acquiring approximately 200 blocks of multi-client standard data in the Gulf of Mexico that will be covered by the agreement.

 Rights to Use the Data

   We may use the data received under our agreement as follows:

  . for our internal needs, including using the data in connection with the drilling of wells or the acquiring of interests in natural gas or oil properties;

  . make maps and other work products from the data;

  . make the data and work product available to our consultants and contractors for interpretation, analysis, evaluation, mapping and additional processing; provided, that the data and work product, other than maps, may not be removed from our premises and must be held in confidence by those individuals; and

  . show data and work products to prospective and existing investors and participants in farm-outs and exploration or development groups for the sole purpose of evaluating their participation in such ventures; provided, that the data and work product, other than maps, may not be removed from our premises and must be held in confidence by those individuals.

   Our agreement with Petroleum Geo-Services provides that our rights to use data are perpetual subject to the termination provisions discussed below. However, our related agreements with Petroleum Geo-Services' marketing vendors provide that our rights terminate automatically after 25 years. The data we receive under the Petroleum Geo-Services agreement remains the property of Petroleum Geo-Services subject to the rights granted to us in the agreement.

 Restrictions on Transfer and Assignment

   We have the limited right to transfer a copy of standard or enhanced data to a qualified transferee. A qualified transferee is a party with which we have entered into a joint venture or other contractual arrangement with respect to the property relating to the copied data. A qualified transferee must have substantial business interests other than this joint venture or contractual relationship, must not have been formed to acquire the copied data and must have executed a customary license agreement with Petroleum Geo-Services or one of its vendors. A transfer of a copy of standard data with enhanced data covering one block counts as the transfer of 1.5 blocks. We may transfer copies only up to an aggregate of 568.6 blocks. We must transfer copies of data in groups of blocks that are contiguous on at least one side and which include at least 20 blocks.

   We may assign our rights under our agreement with Petroleum Geo-Services, directly or by merger, to a successor to all or substantially all of our business or assets or the business or assets of Spinnaker Exploration Company, L.L.C., our principal subsidiary, as long as the successor is not a Petroleum Geo-Services competitor. A Petroleum Geo-Services competitor is a company that provides 3-D marine seismic data in the Gulf of Mexico as a significant part of its business or an affiliate of such company. If the successor to our business or assets is not a Petroleum Geo-Services major customer, then that successor may in turn transfer the rights under our agreement with Petroleum Geo-Services to a successor of all of its business or assets as long as that successor is not a Petroleum Geo-Services competitor. A Petroleum Geo-Services major customer is a customer that has purchased from Petroleum Geo-Services products and services at least equal to 7.5% of Petroleum Geo-Services' prior 12 months gross receipts for all seismic data sales and related services in the Gulf of Mexico or an affiliate of that customer. No other transfers by us or our successors are permitted. In addition, one of our agreements with a Petroleum Geo-Services marketing vendor provides that we may not assign our rights to Petroleum Geo-Services data marketed by that vendor without the consent of that vendor.

 Termination Events

   Petroleum Geo-Services may terminate substantially all of our rights under the agreement by giving us notice after any of the following events:

  . we transfer data or our rights under the agreement in violation of the agreement;

  . a Petroleum Geo-Services competitor acquires control of us or our principal subsidiary;

  . a Petroleum Geo-Services major customer acquires control of us or our principal subsidiary after another Petroleum Geo-Services major customer has previously acquired control of us or our principal subsidiary;

  . we knowingly breach one of the provisions of the agreement relating to the use, transfer or disclosure of the data and the breach results in significant damages to Petroleum Geo-Services;

  . we unknowingly breach one of these provisions of the agreement, the breach results in significant damages to Petroleum Geo-Services and we fail to diligently prevent a subsequent breach after we receive notice of the breach;

  . we commit a material breach of one of the other provisions of the agreement and fail to remedy the breach within 90 days after notice to us; or

  . we commence a voluntary bankruptcy or similar proceeding or an involuntary bankruptcy or similar proceeding is commenced against us and remains undismissed for 30 days.

 Non-Compete

   Petroleum Geo-Services has agreed that it will not disclose data covering the majority of the blocks in any survey in the Gulf of Mexico that is marketed by Petroleum Geo-Services as a single survey in exchange for interests in any natural gas or oil property or natural gas and oil company. This restriction terminates on March 31, 2002.

Additional Services

   Under our data agreement with Petroleum Geo-Services , we have access to 3-D seismic data to March 31, 2003 through the proprietary high technology data archival and retrieval system of PGS Data Management Inc., a subsidiary of Petroleum Geo-Services.

   We have agreed to purchase $2,000,000 of seismic related services from Petroleum Geo-Services prior to December 31, 2002. We paid to Petroleum Geo-Services $45,500 in 1997, $78,000 in 1998 and $39,000 in the first six months of 1999 for seismic related services.

 Limitation of Liability

   The aggregate liability of Petroleum Geo-Services under the agreement for all claims made by us is limited to $45,000,000. Our liability for claims made against us by Petroleum Geo-Services under the agreement is not limited.

Use of Computer-Aided Exploration Technology

   Computer-aided exploration is the process of using a computer workstation and common database to accumulate and analyze seismic, production and other data regarding a geographic area. In general, computer-aided exploration involves accumulating various 2-D and 3-D seismic data with respect to a potential drilling location and correlating that data with historical well control and production data from similar properties. The available data is then analyzed using computer software and modeling techniques to project the likely geologic setting of a potential drilling location and potential locations of undiscovered natural gas and oil reserves. This process relies on a comparison of actual data for the potential drilling location and historical data for the density and sonic characteristics of different types of rock formations, hydrocarbons and other subsurface minerals, resulting in a projected three-dimensional image of the subsurface. This modeling is performed through the use of advanced interactive computer workstations and various combinations of available computer software developed solely for this application.

   We have invested extensively in the advanced computer hardware and software necessary for 3-D seismic exploration. We currently have 14 workstations in-house to analyze seismic data. Our explorationists can access a diverse software tool kit including modeling, mapping, well path description, time slice analysis, pre- and post-stack seismic processing, synthetic generation, third replacement studies and seismic attribute analyses. Additionally, we have invested in direct-link telecommunications technology that provides us with disk-to-disk downloading of data volumes directly from Petroleum Geo-Services that allows very rapid loading on our in-house storage. This capability has benefitted us when new data sets are made available only a short time prior to state and federal lease sales.

Joint Ventures with Gulf of Mexico Partners

 Early Joint Venture Agreements

   We have entered into a number of joint ventures with several companies operating in the Gulf of Mexico. In our early joint venture agreements, in return for our access to 3-D seismic data and our exploration expertise, our joint venture partners provided us with established Gulf of Mexico exploration and operating track records, as well as capital. Our partners typically acted as operator, which freed us to concentrate on exploring for new prospects.

   Each of our early joint venture agreements established an area of mutual interest covering blocks in the Gulf of Mexico for the purpose of jointly evaluating 3-D seismic data, securing leasehold interests, evaluating natural gas and oil prospects and drilling on those prospects. If either party acquires an interest in any natural gas and oil lease in the area of mutual interest, the other party may acquire a specific percentage ownership interest in that lease. Our percentage ownership interest ranges from 25% to 65%. Our joint venture partners are entitled to serve as the operator for any acquired lease that is not operated by a third party.

   Through our Petroleum Geo-Services agreement, we have rights to 3-D seismic data covering substantially all of the areas of mutual interest established by these joint venture agreements. We have licensed or provided access to this data to our joint venture partners. In return, our joint venture partners must reimburse us for a portion of the value of this data.

   Six of these agreements are currently active. They will expire between October 1999 and May 2000.

 Recent Joint Venture Agreements

   As Spinnaker matures, we intend to enter new joint ventures in order to:

  . leverage our 3-D seismic database into access to additional data and new opportunities;

  . share data, risks and expenses; and

  . gain access to expertise in water depths greater than 2,000 feet.

   The following is a description of two recent agreements which represent examples of the first two joint venture benefits described above.

   In January 1999, we entered into related participation agreements with two companies. These agreements establish an identical area of mutual interest covering approximately 1,000 blocks in the Gulf of Mexico for the purpose of evaluating 3-D seismic data, securing leases, evaluating natural gas and oil prospects and drilling on those prospects.

   In January 1999, we also entered into an agreement with TGS-NOPEC Geophysical Company to purchase licensing rights to data covering 435 of the blocks in the 1,000-block area of mutual interest. We have rights to approximately 455 additional blocks of data in this area of mutual interest under our agreement with Petroleum Geo-Services. Each of our participation agreements provides our joint venture partners with access rights to all our data covering the area of mutual interest. In return, each of our joint venture partners has agreed to reimburse us, at 50% each, for our costs to acquire licensing rights to the data covering the 435 blocks described above.

   We are responsible for evaluating the 3-D seismic data and identifying prospects for exploration, development and production activities within the area of mutual interest. If we acquire a leasehold interest in any of the blocks in the area of mutual interest, one of our joint venture partners can acquire a 25% interest and the other joint venture partner can acquire up to a 25% interest in our leasehold interest. We generally will serve as the operator of any leases that are not operated by third parties. The parties share exploration, development and production costs based on their respective ownership interests.

   One of the agreements requires us to allow our joint venture partner to participate in any leasehold interest that we acquire in the area of mutual interest, but does not give us a similar right. The other agreement provides that each party can acquire a specific ownership interest in any leasehold interest acquired by the other party in the area of mutual interest.

   Both of the participation agreements terminate in April 2002, except that each of our joint venture partners may extend its agreement for one year upon payment of a $500,000 fee. The agreements also will be extended for a period of two years for any prospects identified at the end of the term.

Exploration Activities

 Significant Exploration Discoveries

   Brazos A-19. Brazos A-19 is located approximately 32 miles off the Texas coast in approximately 130 feet of water. We participated as non-operator with a 15% working interest in drilling this discovery. The discovery well was drilled to a total measured depth of 18,800 feet in May 1998 and encountered 150 net feet of pay. As of August 31, 1999, this discovery accounted for approximately 15% of the present value of future net cash flows from our proved reserves. We expect production from this discovery to begin in the fourth quarter of 1999. We believe that no other wells will need to be drilled to fully produce the proved reserves related to this discovery.

   Garden Banks 367 (Dulcimer). Dulcimer is located approximately 159 miles off the Louisiana coast in approximately 1,100 feet of water. We participated as non-operator with a 33 1/3% working interest in drilling this discovery. The discovery well was drilled to a total measured depth of 11,400 feet in February 1998 and encountered 124 net feet of pay. As of August 31, 1999, this discovery accounted for approximately 14% of the present value of future net cash flows from our proved reserves. Production from this discovery began in April 1999. We believe that no other wells will need to be drilled to fully produce the proved reserves related to this discovery.

   South Timbalier 219. South Timbalier 219 is located approximately 52 miles off the Louisiana coast in approximately 150 feet of water. We participated as operator with a 72 3/4% working interest in drilling this discovery. The discovery well was drilled to a total measured depth of 10,800 feet in August 1999 and encountered 76 net feet of pay. As of August 31, 1999, this discovery accounted for approximately 12% of the present value of future net cash flows from our proved reserves. We expect production from this discovery to begin in the first quarter of 2000. We are currently drilling a second well to fully produce the proved reserves related to this discovery.

   East Cameron 152. East Cameron 152 is located approximately 51 miles off the Louisiana coast in approximately 80 feet of water. We participated as non-operator with a 50% working interest in drilling this discovery. The discovery well was drilled to a total measured depth of 10,000 feet in December 1998 and encountered 74 net feet of pay. As of August 31, 1999, this discovery accounted for approximately 10% of the present value of future net cash flows from our proved reserves. Production from this discovery began in April 1999. We believe that no other wells will need to be drilled to fully produce the proved reserves related to this discovery.

   South Timbalier 220. South Timbalier 220 is located approximately 40 miles off the Louisiana coast in approximately 150 feet of water. We participated as non-operator with a 33 1/3% working interest in drilling this discovery. The discovery well was drilled to a total measured depth of 14,600 feet in September 1997 and encountered 149 net feet of pay. As of August 31, 1999, this discovery accounted for approximately 10% of the present value of future net cash flows from our proved reserves. Production from this discovery began in August 1998. We believe that no other wells will need to be drilled to fully produce the proved reserves related to this discovery.

   West Cameron 39. West Cameron 39 is located approximately seven miles off the Louisiana coast in approximately 30 feet of water. We participated as operator with a 60% working interest in drilling this discovery. The # 1 well was drilled to a total measured depth of 11,000 feet in August 1998 and encountered 140 net feet of pay. The # 2 well was drilled to a total measured depth of 12,600 feet in March 1999 and encountered 236 net feet of pay. The # 3 well was drilled to a total measured depth of 12,000 feet in May 1999 and encountered 45 net feet of pay. As of August 31, 1999, the wells accounted for approximately 9% of the present value of future net cash flows from our proved reserves. Production from the # 1 well began in January 1999, and we expect production to commence from the # 2 and # 3 wells in the fourth quarter of 1999. We believe that no other wells will need to be drilled to fully produce the proved reserves related to this discovery.

   Mississippi Canyon 496 (Zia). Zia is located approximately 33 miles off the Louisiana coast in approximately 1,800 feet of water. We participated as non-operator with a 12 1/2% working interest in drilling this discovery. The discovery well was drilled to a total measured depth of 21,800 feet in November 1998 and encountered 217 net feet of pay. As of August 31, 1999, this discovery accounted for approximately 7% of the present value of future net cash flows from our proved reserves. A second well is planned by the second quarter of 2000. We expect production from this discovery to begin by the fourth quarter of 2001.

   High Island 235. High Island 235 is located approximately 37 miles off the Texas coast in approximately 60 feet of water. We participated as operator with a 50% working interest in drilling this discovery. The discovery well was drilled to a total measured depth of 15,400 feet in January 1999 and encountered 125 net feet of pay. As of August 31, 1999, this discovery accounted for approximately 6% of the present value of future net cash flows from our proved reserves. Production from this discovery began in April 1999. We believe that no other wells will need to be drilled to fully produce the proved reserves related to this discovery.

   Vermilion 375. Vermilion 375 is located approximately 87 miles off the Louisiana coast in approximately 300 feet of water. We participated as operator with a 70% working interest in drilling this discovery. The discovery well was drilled to a total measured depth of 10,500 feet in June 1999 and encountered 284 net feet of pay. As of August 31, 1999, this discovery accounted for approximately 5% of the present value of future net cash flows from our proved reserves. We expect production from this discovery to begin by the second quarter of 2000. We believe that no other wells will need to be drilled to fully produce the proved reserves related to this discovery.

   South Pelto 18. South Pelto 18 is located approximately 14 miles off the Louisiana coast in approximately 50 feet of water. We participated as non-operator with a 25% working interest in drilling this discovery. The discovery well was drilled to a total measured depth of 17,100 feet in June 1998 and encountered 145 net feet of pay. As of August 31, 1999, this discovery accounted for approximately 5% of the present value of future net cash flows from our proved reserves. Production from this discovery began in December 1998. We are currently evaluating the need for a development well for this discovery.

   West Cameron 522. West Cameron 522 is located approximately 90 miles off the Louisiana coast in approximately 180 feet of water. We participated as non-operator with a 46% working interest in drilling this discovery. The #1 well was drilled to a total measured depth of 10,500 feet in February 1997 and encountered 136 net feet of pay. The #2 well was drilled to a total measured depth of 11,300 feet in January 1998 and encountered 74 net feet of pay. As of August 31, 1999, the wells accounted for approximately 4% of the present value of future net cash flows from our proved reserves. Production from these discoveries began in March 1998. We believe that no other wells will need to be drilled to fully produce the proved reserves related to this discovery.

   Other Discoveries. From inception through August 31, 1999, we participated in the successful drilling of an additional three exploratory wells. As of August 31, 1999, these discoveries accounted for approximately 3% of the present value of future net cash flows from our proved reserves.

 Planned Exploration Prospects

   We expect to drill 25 exploration prospects during the remainder of 1999 and 2000. We have analyzed 3-D seismic data covering each of these prospects. We continue to review and interpret data covering these prospects and believe that many of the prospects have the potential for additional drill sites. We operate seven of these prospects. We typically have participated in prospects with industry partners to share the up-front costs associated with our exploration activities, to mitigate our exploration risk and to increase the number of prospects in which we can participate.

   Although we expect to drill these prospects, there can be no assurance that these wells will be drilled at all or within the expected time frame. Please read "Risk Factors" for a discussion of some factors that may affect the timing of drilling.

Natural Gas and Oil Reserves

   The following table presents our estimated net proved natural gas and oil reserves and the present value of our reserves at August 31, 1999 based on a reserve report prepared by Ryder Scott. Appendix A to this prospectus contains a letter prepared by Ryder Scott summarizing the reserve report. The present values, discounted at 10% per annum, of estimated future net cash flows before income taxes shown in the table are not intended to represent the current market value of the estimated natural gas and oil reserves Spinnaker owns. For further information concerning the present value of future net cash flows from these proved reserves, please read note 13 of the notes to our consolidated financial statements.

   The present value of future net cash flows before income tax as of August 31, 1999 was determined by using the August 31, 1999 prices of $2.83 per MMBtu of natural gas at Henry Hub, Louisiana and $22.11 per Bbl of oil at the Cushing NYMEX Pricing Hub.

                                                        Proved Reserves
                                                 ------------------------------
                                                 Developed Undeveloped  Total
                                                 --------- ----------- --------
      Natural gas (MMcf)........................   34,413     32,889     67,302
      Oil and condensate (MBbls)................      503      1,804      2,307
      Total proved reserves (MMcfe).............   37,433     43,711     81,144
      Present value (in thousands)..............  $79,735    $72,488   $152,223

   The process of estimating natural gas and oil reserves is complex. It requires various assumptions, including assumptions relating to natural gas and oil prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. We must project production rates and timing of development expenditures. We need to analyze available geological, geophysical, production and engineering data, and the extent, quality and reliability of this data can vary. Therefore, estimates of natural gas and oil reserves are inherently imprecise.

   Actual future production, natural gas and oil prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable natural gas and oil reserves most likely will vary from our estimates. Any significant variance could materially affect the estimated quantities and present value of reserves shown in this prospectus. In addition, we may adjust estimates of proved reserves to reflect production history, results of exploration and development, prevailing natural gas and oil prices and other factors, many of which are beyond our control. At August 31, 1999, 70% of our proved reserves were either proved undeveloped or proved non-producing. Because most of our reserve estimates are not based on a lengthy production history and are calculated using volumetric analysis, these estimates are less reliable than estimates based on a lengthy production history.

   At August 31, 1999, approximately 54% of our estimated equivalent net proved reserves were undeveloped. Recovery of undeveloped reserves generally requires significant capital expenditures and successful drilling operations. The reserve data assumes that we will make these expenditures. Although we estimate our reserves and the costs associated with developing them in accordance with industry standards, the estimated costs may be inaccurate, development may not occur as scheduled and results may not be as estimated.

   You should not assume that the present value of future net cash flows referred to in this prospectus is the current market value of our estimated natural gas and oil reserves. In accordance with SEC requirements, we generally base the estimated discounted future net cash flows from proved reserves on prices and costs on the date of the estimate. Actual future prices and costs may differ materially from those used in the present value estimate.

Volumes, Prices and Operating Expenses

   The following table presents information regarding the production volumes of, average sales prices received for and average production costs associated with our sales of natural gas and oil for the periods indicated:

                                                        Year Ended  Six Months
                                                         December   Ended June
                                                            31,         30,
                                                        ----------- -----------
                                                        1997  1998  1998  1999
                                                        ----- ----- ----- -----
Production:
  Natural gas (MMcf)...................................    70 1,675   482 4,258
  Oil and condensate (MBbls)...........................    --    12     1    49
  Total (MMcfe)........................................    70 1,747   488 4,552
Average sales price per unit:
  Natural gas (per Mcf)................................ $2.87 $1.89 $1.97 $2.09
  Oil and condensate (per Bbl)......................... 18.51 11.61 13.24 14.70
  Total (per Mcfe).....................................  2.87  1.89  1.97  2.11
Expenses (per Mcfe):
  Lease operating expense.............................. $1.03 $0.27 $0.68 $0.26
  Depreciation, depletion and amortization--natural gas
   and oil properties..................................  0.97  1.57  1.33  1.67

Development, Exploration and Acquisition Capital Expenditures

   The following table presents information regarding our net costs incurred in the purchase of proved and unproved properties and in exploration and development activities:

                                                        Year Ended
                                                       December 31,   Six Months
                                                      --------------- Ended June
                                                       1997    1998    30, 1999
                                                      ------- ------- ----------
                                                            (in thousands)
      Acquisition costs:
        Unproved properties.......................... $ 4,458 $15,791  $15,349
        Proved properties............................      --      --       --
      Exploration....................................   7,116  46,620    7,676
      Development....................................   2,422  23,067   13,502
                                                      ------- -------  -------
      Total costs incurred........................... $13,996 $85,478  $36,527
                                                      ======= =======  =======

Drilling Activity

   The following table shows our drilling activity for the years ended December 31, 1997 and 1998 and the six months ended June 30, 1999. In the table, "gross" refers to the total wells in which we have a working interest and "net" refers to gross wells multiplied by our working interest in such wells.

                                                                          Six
                                                                        Months
                                                                         Ended
                                                                       June 30,
                                                     1997      1998      1999
                                                   --------- --------- ---------
                                                   Gross Net Gross Net Gross Net
                                                   ----- --- ----- --- ----- ---
      Exploratory Wells:
        Productive................................    4  1.5    9  2.9    3  2.0
        Nonproductive.............................   --   --    6  2.3    2  1.0
                                                    ---  ---  ---  ---  ---  ---
          Total...................................    4  1.5   15  5.2    5  3.0
                                                    ===  ===  ===  ===  ===  ===
      Development Wells:
        Productive................................   --   --   --   --   --   --
        Nonproductive.............................   --   --   --   --   --   --
                                                    ---  ---  ---  ---  ---  ---
          Total...................................   --   --   --   --   --   --
                                                    ===  ===  ===  ===  ===  ===

   Since June 30, 1999, we have drilled two gross (1.4 net) productive exploratory wells and no nonproductive exploratory wells. We have drilled one gross (1.0 net) exploratory well which has been temporarily abandoned. As of September 27, 1999, we were drilling four gross (1.5 net) wells.

Productive Wells

   The following table sets forth the number of productive natural gas and oil wells in which we owned an interest as of June 30, 1999:

                                                                       Total
                                                                    Productive
                                                                       Wells
                                                                    ------------
                                                                    Gross  Net
                                                                    ------ -----
      Natural gas..................................................     15   6.3
      Oil..........................................................      1   0.1
                                                                     ----- -----
        Total......................................................     16   6.4
                                                                     ===== =====

   Productive wells consist of producing wells and wells capable of production, including natural gas wells awaiting pipeline connections to commence deliveries and oil wells awaiting connection to production facilities.

Acreage Data

   The following table presents information regarding our developed and undeveloped lease acreage as of June 30, 1999. Developed acreage refers to acreage within producing units and undeveloped acreage refers to acreage that has not been placed in producing units.

                                     Developed     Undeveloped
                                      Acreage        Acreage          Total
                                   ------------- --------------- ---------------
                                   Gross   Net    Gross    Net    Gross    Net
                                   ------ ------ ------- ------- ------- -------
Offshore Louisiana................ 34,020 16,047 217,969  75,626 251,989  91,673
Offshore Texas.................... 23,040  6,966 115,200  40,090 138,240  47,056
Texas State Waters................  1,200    300  27,866  11,553  29,066  11,853
                                   ------ ------ ------- ------- ------- -------
  Total........................... 58,260 23,313 361,035 127,269 419,295 150,582
                                   ====== ====== ======= ======= ======= =======

   Our lease agreements generally terminate if wells have not been drilled on the acreage within a period of five years from the date of the lease if located on the shelf in less than 200 meters of water or 10 years if located in deeper waters of the Gulf of Mexico.

Marketing

   Most of our natural gas and oil production is sold by our operators under price sensitive or market price contracts. Our revenues, profitability and future growth depend substantially on prevailing prices for natural gas and oil. The price received by us for our natural gas and oil production fluctuates widely. For example, natural gas and oil prices declined significantly in 1998 and, for an extended period of time, remained substantially below prices obtained in previous years. Among the factors that can cause this fluctuation are:

  . the level of consumer product demand;

  . weather conditions;

  . domestic and foreign governmental regulations;

  . the price and availability of alternative fuels;

  . political conditions in natural gas and oil producing regions;

  . the domestic and foreign supply of natural gas and oil;

  . the price of foreign imports; and

  . overall economic conditions.

   Decreases in the prices of natural gas and oil could adversely affect the carrying value of our proved reserves and our revenues, profitability and cash flow. Although we currently are not experiencing any significant involuntary curtailment of our natural gas or oil production, market, economic and regulatory factors may in the future materially affect our ability to sell our natural gas or oil production. For the year ended December 31, 1998, sales to Cokinos Energy Corporation were 100% of our natural gas and oil revenues.

  Currently, all of our natural gas production is sold at current market prices to Columbia Energy Services. Columbia generally is not required to pay us for our production until 60 to 90 days after we deliver the production. As a result, if Columbia were to default on its payment obligations to us for our production, our near-term earnings and cash flows would be adversely affected. However, due to the availability of other markets and pipeline connections, we do not believe that the loss of Columbia or any other customer would adversely affect our ability to market our production.

   To reduce our exposure to fluctuations in the prices of natural gas and oil, we have recently begun to enter into hedging arrangements. Hedging arrangements expose us to risk of financial loss in some circumstances including the following:

  . production is less than expected;

  . the other party to the hedging contract defaults on its contract obligations; or

  . there is a change in the expected differential between the underlying price in the hedging agreement and actual prices received.

   In addition, these hedging arrangements may limit the benefit we would receive from increases in the prices for natural gas and oil. We cannot assure you that the hedging transactions we have entered into, or will enter into, will adequately protect us from fluctuations in the prices of natural gas and oil.

   On the other hand, we may choose not to engage in hedging transactions in the future. As a result, we may be more adversely affected by changes in natural gas and oil prices than our competitors who engage in hedging transactions. For further information concerning our hedging transactions, please read "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources--Hedging Transactions."

Competition

   We compete with major and independent natural gas and oil companies for property acquisitions. We also compete for the equipment and labor required to operate and develop these properties. Most of our competitors have substantially greater financial and other resources. In addition, larger competitors may be able to absorb the burden of any changes in federal, state and local laws and regulations more easily than we can, which would adversely affect our competitive position. These competitors may be able to pay more for exploratory prospects and productive natural gas and oil properties and may be able to define, evaluate, bid for and purchase a greater number of properties and prospects than we can. Our ability to explore for natural gas and oil prospects and to acquire additional properties in the future will depend upon our ability to conduct operations, to evaluate and select suitable properties and to consummate transactions in this highly competitive environment. In addition, most of our competitors have been operating in the Gulf of Mexico for a much longer time than we have and have demonstrated the ability to operate through industry cycles.

Regulation

   Federal Regulation of Sales and Transportation of Natural Gas. Historically, the transportation and sale for resale of natural gas in interstate commerce have been regulated pursuant to the Natural Gas Act of 1938, the Natural Gas Policy Act of 1978 and the regulations promulgated thereunder by the Federal Energy Regulatory Commission. In the past, the federal government has regulated the prices at which natural gas could be sold. Deregulation of natural gas sales by producers began with the enactment of the Natural Gas Policy Act. In 1989, Congress enacted the Natural Gas Wellhead Decontrol Act, which removed all remaining Natural Gas Act and Natural Gas Policy Act price and non-price controls affecting producer sales of natural gas effective January 1, 1993. Congress could, however, reenact price controls in the future.

   Our sales of natural gas are affected by the availability, terms and cost of pipeline transportation. The price and terms for access to pipeline transportation remain subject to extensive federal regulation. Commencing in April 1992, the Federal Energy Regulatory Commission issued Order No. 636 and a series of related orders, which required interstate pipelines to provide open-access transportation on a basis that is equal for all natural gas suppliers. The Federal Energy Regulatory Commission has stated that it intends for Order No. 636 to foster increased competition within all phases of the natural gas industry. Although Order No. 636 does not directly regulate our production and marketing activities, it does affect how buyers and sellers gain access to the necessary transportation facilities and how we and our competitors sell natural gas in the marketplace. The courts have largely affirmed the significant features of Order No. 636 and the numerous related orders pertaining to individual pipelines, although some appeals remain pending and the Federal Energy Regulatory Commission continues to review and modify its regulations regarding the transportation of natural gas. For example, the Federal Energy Regulatory Commission has recently begun a broad review of its transportation regulations, including how its regulations operate in conjunction with state proposals for retail natural gas marketing restructuring, whether to eliminate cost-of-service based rates for short-term transportation, whether to allocate all short-term capacity on the basis of competitive auctions, and whether changes to its long-term transportation service policies may be appropriate to avoid a market bias toward short-term contracts. We cannot predict what action the Federal Energy Regulatory Commission will take on these matters, nor can we accurately predict whether the Federal Energy Regulatory Commission's actions will achieve the goal of increasing competition in markets in which our natural gas is sold. However, we do not believe that any action taken will affect us in a way that materially differs from the way it affects other natural gas producers, gatherers and marketers.

   The Outer Continental Shelf Lands Act requires that all pipelines operating on or across the Outer Continental Shelf provide open-access, non-discriminatory service. Although the Federal Energy Regulatory Commission has opted not to impose the regulations of Order No. 509, in which the Federal Energy Regulatory Commission implemented the Outer Continental Shelf Lands Act, on gatherers and other non-jurisdictional entities, the Federal Energy Regulatory Commission has retained the authority to exercise jurisdiction over those entities if necessary to permit non-discriminatory access to service on the Outer Continental Shelf.

   Commencing in May 1994, the Federal Energy Regulatory Commission issued a series of orders that, among other matters, slightly narrowed its statutory tests for establishing gathering status and reaffirmed that, except in situations in which the gatherer acts in concert with an interstate pipeline affiliate to frustrate the Federal Energy Regulatory Commission's transportation policies, it does not have pervasive jurisdiction over natural gas gathering facilities and services, and that such facilities and services located in state jurisdictions are most properly regulated by state authorities. This Federal Energy Regulatory Commission action may further encourage regulatory scrutiny of natural gas gathering by state agencies. We do not believe that we will be affected by the Federal Energy Regulatory Commission's new gathering policy any differently than other natural gas producers, gatherers and marketers.

   Additional proposals and proceedings that might affect the natural gas industry are pending before Congress, the Federal Energy Regulatory Commission and the courts. The natural gas industry historically has been very heavily regulated; therefore, there is no assurance that the less stringent regulatory approach recently pursued by the Federal Energy Regulatory Commission and Congress will continue.

   Federal Leases. A substantial portion of our operations are located on federal natural gas and oil leases, which are administered by the Minerals Management Service. Such leases are issued through competitive bidding, contain relatively standardized terms and require compliance with detailed Minerals Management Service regulations and orders pursuant to the Outer Continental Shelf Lands Act which are subject to interpretation and change by the Minerals Management Service. For offshore operations, lessees must obtain Minerals Management Service approval for exploration plans and development and production plans prior to the commencement of such operations. In addition to permits required from other agencies such as the Coast Guard, the Army Corps of Engineers and the Environmental Protection Agency, lessees must obtain a permit from the Minerals Management Service prior to the commencement of drilling. The Minerals Management Service has promulgated regulations requiring offshore production facilities located on the Outer Continental Shelf to meet stringent engineering and construction specifications. The Minerals Management Service also has regulations restricting the flaring or venting of natural gas, and has proposed to amend such regulations to prohibit the flaring of liquid hydrocarbons and oil without prior authorization. Similarly, the Minerals Management Service has promulgated other regulations governing the plugging and abandonment of wells located offshore and the installation and removal of all production facilities. To cover the various obligations of lessees on the Outer Continental Shelf, the Minerals Management Service generally requires that lessees have substantial net worth or post bonds or other acceptable assurances that such obligations will be met. The cost of these bonds or other surety can be substantial, and there is no assurance that bonds or other surety can be obtained in all cases. We currently have two supplemental bonds in place. Under some circumstances, the Minerals Management Service may require any of our operations on federal leases to be suspended or terminated. Any such suspension or termination could materially adversely affect our financial condition and results of operations.

   The Minerals Management Service has recently issued a notice of proposed rulemaking in which it proposes to amend its regulations governing the calculation of royalties and the valuation of crude oil produced from federal leases. This proposed rule would modify the valuation procedures for both arm's-length and non-arm's-length crude oil transactions, establish a new form for collecting value differential data, and amend the valuation procedure for the sale of federal royalty oil. We cannot predict what action the Minerals Management Service will take on this matter. We believe that these rules, if adopted as proposed, will not have a material impact on our financial condition, liquidity or results of operations.

   State and Local Regulation of Drilling and Production. We own interests in properties located in the state waters of the Gulf of Mexico offshore Texas and Louisiana and occasionally may conduct operations in the state waters offshore Mississippi. These states regulate drilling and operating activities by requiring, among other things, drilling permits and bonds and reports concerning operations. The laws of these states also govern a number of environmental and conservation matters, including the handling and disposing of waste materials, unitization and pooling of natural gas and oil properties and establishment of maximum rates of production from natural gas and oil wells. Some states prorate production to the market demand for natural gas and oil.

   Oil Price Controls and Transportation Rates. Sales of crude oil, condensate and natural gas liquids by us are not currently regulated and are made at market prices. Effective as of January 1, 1995, the Federal Energy Regulatory Commission implemented regulations establishing an indexing system for transportation rates for oil that could increase the cost of transporting oil to the purchaser. Other factors being equal, this order may tend to increase transportation costs or reduce wellhead prices for crude oil. However, we do not believe that these regulations affect us any differently than other natural gas producers, gatherers and marketers.

   Environmental Regulations. Our operations are subject to numerous laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. Public interest in the protection of the environment has increased dramatically in recent years. Offshore drilling in some areas has been opposed by environmental groups and, in some areas, has been restricted. To the extent laws are enacted or other governmental action is taken that prohibits or restricts offshore drilling or imposes environmental protection requirements that result in increased costs to the natural gas and oil industry in general and the offshore drilling industry in particular, our business and prospects could be adversely affected.

   The Oil Pollution Act of 1990 and regulations thereunder impose a variety of regulations on "responsible parties" related to the prevention of oil spills and liability for damages resulting from such spills in United States waters. A "responsible party" includes the owner or operator of a facility or vessel, or the lessee or permittee of the area in which an offshore facility is located. The Oil Pollution Act assigns liability to each responsible party for oil removal costs and a variety of public and private damages. While liability limits apply in some circumstances, a party cannot take advantage of liability limits if the spill was caused by gross negligence or willful misconduct or resulted from violation of a federal safety, construction or operating regulation. If the party fails to report a spill or to cooperate fully in the cleanup, liability limits likewise do not apply. Even if applicable, the liability limits for offshore facilities require the responsible party to pay all removal costs, plus up to $75 million in other damages. Few defenses exist to the liability imposed by the Oil Pollution Act.

   The Oil Pollution Act also requires a responsible party to submit proof of its financial responsibility to cover environmental cleanup and restoration costs that could be incurred in connection with an oil spill. As amended by the Coast Guard Authorization Act of 1996, the Oil Pollution Act requires parties responsible for offshore facilities to provide financial assurance in the amount of $35 million to cover potential Oil Pollution Act liabilities. This amount can be increased up to $150 million if a study by the Minerals Management Service indicates that an amount higher than $35 million should be required. On August 11, 1998, the Minerals Management Service adopted a rule implementing these Oil Pollution Act financial responsibility requirements. We are in compliance with this new rule.

   The Oil Pollution Act also imposes other requirements, such as the preparation of an oil spill contingency plan. We have such a plan in place. We are also regulated by the Clean Water Act and similar state laws. The Clean Water Act prohibits any discharge into waters of the United States except in strict conformance with permits issued by federal and state agencies. Failure to comply with the ongoing requirements of these laws or inadequate cooperation during a spill event may subject a responsible party to civil or criminal enforcement actions.

   In addition, the Outer Continental Shelf Lands Act authorizes regulations relating to safety and environmental protection applicable to lessees and permittees operating on the Outer Continental Shelf. Specific design and operational standards may apply to Outer Continental Shelf vessels, rigs, platforms, vehicles and structures. Violations of lease conditions or regulations issued pursuant to the Outer Continental Shelf Lands Act can result in substantial civil and criminal penalties, as well as potential court injunctions curtailing operations and the cancellation of leases. Such enforcement liabilities can result from either governmental or private prosecution.

   The Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA"), also known as the "Superfund" law, imposes liability, without regard to fault or the legality of the original conduct, on some classes of persons that are considered to have contributed to the release of a "hazardous substance" into the environment. These persons include the owner or operator of the disposal site or sites where the release occurred and companies that disposed or arranged for the disposal of the hazardous substances found at the site. Persons who are or were responsible for releases of hazardous substances under CERCLA may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment and for damages to natural resources, and it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment.

   Our operations are also subject to regulation of air emissions under the Clean Air Act, comparable state and local requirements and the Outer Continental Shelf Lands Act. Implementation of these laws could lead to the gradual imposition of new air pollution control requirements on our operations. Therefore, we may incur capital expenditures over the next several years to upgrade our air pollution control equipment. We do not believe that our operations would be materially affected by any such requirements, nor do we expect such requirements to be any more burdensome to us than to other companies our size involved in natural gas and oil exploration and production activities.

   In addition, legislation has been proposed in Congress from time to time that would reclassify some natural gas and oil exploration and production wastes as "hazardous wastes," which would make the reclassified wastes subject to much more stringent handling, disposal and clean-up requirements. If Congress were to enact this legislation, it could increase our operating costs, as well as those of the natural gas and oil industry in general. Initiatives to further regulate the disposal of natural gas and oil wastes are also pending in some states, and these various initiatives could have a similar impact on us.

   Our management believes that we are in substantial compliance with current applicable environmental laws and regulations and that continued compliance with existing requirements will not have a material adverse impact on us.

Operating Hazards and Insurance

   The natural gas and oil business involves a variety of operating risks, including:

  . fires;

  . explosions;

  . blow-outs and surface cratering;

  . uncontrollable flows of underground natural gas, oil and formation water;

  . natural disasters;

  . pipe or cement failures;

  . casing collapses;

  . embedded oil field drilling and service tools;

  . abnormally pressured formations; and

  . environmental hazards such as natural gas leaks, oil spills, pipeline ruptures and discharges of toxic gases.

   If any of these events occur, we could incur substantial losses as a result of:

  . injury or loss of life;

  . severe damage to and destruction of property, natural resources and equipment;

  . pollution and other environmental damage;

  . clean-up responsibilities;

  . regulatory investigation and penalties;

  . suspension of our operations; and

  . repairs to resume operations.

   If we experience any of these problems, it could affect well bores, platforms, gathering systems and processing facilities, which could adversely affect our ability to conduct operations.

   Offshore operations also are subject to a variety of operating risks peculiar to the marine environment, such as capsizing, collisions, and damage or loss from hurricanes or other adverse weather conditions. These conditions can cause substantial damage to facilities and interrupt production. As a result, we could incur substantial liabilities that could reduce or eliminate the funds available for exploration, development or leasehold acquisitions, or result in loss of properties.

   In accordance with industry practice, we maintain insurance against some, but not all, potential risks and losses. We do not carry business interruption insurance. For some risks, we may not obtain insurance if we believe the cost of available insurance is excessive relative to the risks presented. In addition, pollution and environmental risks generally are not fully insurable. If a significant accident or other event occurs and is not fully covered by insurance, it could adversely affect us.

Employees

   At August 31, 1999, we had 32 full-time employees. We believe that our relationships with our employees are satisfactory. None of our employees is covered by a collective bargaining agreement. From time to time, we use the services of independent consultants and contractors to perform various professional services, particularly in the areas of construction, design, well-site surveillance, permitting and environmental assessment. Independent contractors usually perform field and on-site production operation services for us, including pumping, maintenance, dispatching, inspection and testing.

Legal Proceedings

   From time to time, we may be a party to various legal proceedings. We currently are not a party to any material litigation.

                                   MANAGEMENT

Executive Officers and Directors

   The following table sets forth the names, ages and positions of our executive officers and directors.

          Name           Age                          Position
          ----           ---                          --------
Roger L. Jarvis.........  45  Chairman, President, Chief Executive Officer and Director
James M. Alexander......  47  Vice President, Chief Financial Officer and Secretary
William D. Hubbard......  55  Vice President--Exploration
Kelly M. Barnes.........  45  Vice President--Land
L. Scott Broussard......  41  Vice President--Drilling and Production
Jeffrey C. Zaruba.......  35  Treasurer
Reidar Michaelsen.......  55  Director
Bjarte Bruheim..........  43  Director
Howard H. Newman........  52  Director
Jeffrey A. Harris.......  43  Director
Michael E. McMahon......  51  Director Appointee

   The following biographies describe the business experience of our executive officers and directors.

   Roger L. Jarvis has served as President, Chief Executive Officer and Director of Spinnaker since 1996 and as Chairman of Spinnaker since 1998. From 1986 to 1994, Mr. Jarvis served in various capacities with King Ranch Inc. and its subsidiary, King Ranch Oil and Gas, Inc., including Chief Executive Officer, President and Director of King Ranch Inc. and Chief Executive Officer and President of King Ranch Oil and Gas, Inc., where he expanded its activities in the Gulf of Mexico. Mr. Jarvis served as Chief Executive Officer, President and Principal of (American) Barrick Exploration from 1981 to 1986. In 1979, he co-founded an engineering and geological consulting firm, Lawson Engineering Incorporated, where he worked until 1981. From 1976 to 1979, Mr. Jarvis worked for Amoco Production Company as a petroleum engineer.

   James M. Alexander has served as Vice President, Chief Financial Officer and Secretary of Spinnaker since 1996. Mr. Alexander served as President of Alexander Consulting from 1992 to 1994, and again from 1995 to 1996. From 1994 to 1995, he served as Chief Financial Officer and then President of Enron Global Power and Pipeline L.L.C. Mr. Alexander also has served in various positions within the corporate finance departments of Howard, Weil, Labouisse, Friedrichs; Drexel Burnham Lambert; Lehman Brothers; and The First Boston Corporation. Mr. Alexander is a director of Dril-Quip, Inc.

   William D. Hubbard has served as Vice President--Exploration of Spinnaker since 1996. He served as Senior Vice President--Exploration at Global Natural Resources Corp. from 1992 to 1996, where he was responsible for both onshore and offshore exploration. From 1987 to 1992, Mr. Hubbard served as Vice President--Exploration at Adobe Resources Corporation, which merged into Santa Fe Energy Resources, Inc. in 1992.

   Kelly M. Barnes has served as Vice President--Land of Spinnaker since 1997. From 1992 to 1997, he served as Vice President--Land and Assistant Corporate Secretary of Global Natural Resources Corporation of Nevada and its affiliated corporations. Prior to joining Global Natural Resources Corporation of Nevada, Mr. Barnes held various managerial positions with Adobe Resources Corporation.

   L. Scott Broussard has served as Vice President--Drilling and Production of Spinnaker since August 1999 after joining the Company as Operations Manager in 1998. Mr. Broussard served as Vice President and co-owner of HTK Consultants, Inc., an engineering consulting firm, from 1994 to 1998. From 1990 to 1994, he served as Drilling Engineer for Samedan Oil Corporation, supervising operations in the Gulf of Mexico. From 1981 to 1990, he served in various capacities with Placid Oil Company, including the position of Senior Drilling Engineer and supervising operations in the deepwater Gulf of Mexico.

   Jeffrey C. Zaruba has served as Treasurer since joining Spinnaker in August 1999. From 1992 to 1999, Mr. Zaruba served as Assistant Controller and held various financial and tax reporting positions with Cliffs Drilling Company, which merged with R&B Falcon Corporation in 1998. From 1987 to 1992, he was an Audit Manager and held senior and staff audit positions with Arthur Young.

   Reidar Michaelsen has served as a director of Spinnaker since 1996. He has served as the Chairman of the Board and Chief Executive Officer of Petroleum Geo-Services since 1993. He was President of Petroleum Geo-Services from 1991 to 1993. Mr. Michaelsen served as managing director of Norsk Vekst AAS from 1989 to 1991. He headed the Selmer Sande Group from 1986 to 1989 and was with Geco Geophysical Company, Inc., Houston from 1982 to 1986, reaching the position of managing director.

   Bjarte Bruheim has served as a director of Spinnaker since 1996. Mr. Bruheim has served as the President and Chief Operating Officer of Petroleum Geo-Services since March 1993 and was President of PGS Exploration (U.S.), Inc. from 1991 to 1994. Mr. Bruheim was employed with Geco Geophysical Company, Inc., Houston from 1981 to 1991, most recently as Vice President, Marine Operations North/South America.

   Howard H. Newman has served as a director of Spinnaker since 1996. Mr. Newman has been a Member and Managing Director of the investment firm of E.M. Warburg, Pincus & Co., LLC and a general partner of Warburg, Pincus & Co. since 1987. He is currently a member of that firm's Operating Committee. Prior to joining Warburg, Pincus Ventures, he held various positions with Morgan Stanley & Co., Incorporated. Mr. Newman serves on the board of directors of ADVO, Inc., Newfield Exploration Company, EEX Corporation, RenaissanceRe Holdings, Ltd., Cox Insurance Holdings, Plc, Eagle Family Foods Holdings, Inc., and several private companies, including Encore Acquisition Partners, Inc.

   Jeffrey A. Harris has served as a director of Spinnaker since 1996. Mr. Harris has been a Member and Managing Director of E.M. Warburg, Pincus & Co., LLC and a general partner of Warburg, Pincus & Co. since 1988, where he has been employed since 1983. He is currently a member of that firm's Operating Committee. Mr. Harris serves on the board of directors of Industri-Matematik International, ECsoft Group plc, Knoll, Inc. and several privately held companies, including Lariat Petroleum, Inc.

   Michael E. McMahon was appointed as a director of Spinnaker in July 1999 effective on completion of this offering. Mr. McMahon has served as a partner in RockPort Partners LLC, an investment company, since June 1998. From July 1997 to June 1998, Mr. McMahon was a Managing Director of Chase Securities, Inc., and from October 1994 until July 1997, Mr. McMahon was a Managing Director of Lehman Brothers. Prior to joining Lehman Brothers, Mr. McMahon had been a partner in Aeneas Group, Inc., a subsidiary of Harvard Management Company, Inc., since January 1993. Harvard Management Company, Inc. is a private investment company responsible for managing the endowment fund of Harvard University. Mr. McMahon was primarily responsible for the fund's energy and commodities investments. Mr. McMahon also has served as a director of Triton Energy Limited since 1993.

   Our board of directors currently has five members. Our stockholders have entered into an agreement to elect our board of directors, electing two members designated by Petroleum Geo-Services, two members designated by Warburg, Pincus Ventures and one member designated by our chief executive officer. This agreement will terminate on completion of this offering. Our directors are elected annually and hold office until the next annual meeting of stockholders and until their successors are duly elected and qualified. Our executive officers serve at the discretion of our board of directors. We have appointed Mr. McMahon to our board of directors effective on completion of this offering. In addition, we intend to appoint an additional independent director after completion of this offering, at which time our board of directors would consist of seven members.

Committees of the Board of Directors

   Our board of directors has established an audit committee and a compensation committee.

 Audit Committee

   The audit committee currently consists of Messrs. Michaelsen, Bruheim, Newman and Harris. The audit committee is responsible for:

  . recommending the selection of our independent accountants;

  . reviewing and approving the scope of our independent accountants' audit activity and extent of non-audit services;

  . reviewing with management and the independent accountants the adequacy of our basic accounting systems and the effectiveness of our internal audit plan and activities;

  . reviewing our financial statements with management and the independent accountants and exercising general oversight of our financial reporting process; and

  . reviewing our litigation and other legal matters that may affect our financial condition and monitoring compliance with our business ethics and other policies.

 Compensation Committee

   The compensation committee currently consists of Messrs. Michaelsen, Bruheim, Newman and Harris. This committee's responsibilities include:

  . administering and granting awards under our 1998 Stock Option Plan and 1999 Stock Incentive Plan;

  . reviewing the compensation of our Chief Executive Officer and recommendations of the Chief Executive Officer as to appropriate compensation for our other executive officers and key personnel;

  . examining periodically our general compensation structure; and

  . supervising our welfare and pension plans and compensation plans.

Compensation Committee Interlocks and Insider Participation

   None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more of its executive officers serving as a member of our board of directors or compensation committee. Prior to July 1998, compensation matters were addressed by our entire board of directors, on which Mr. Jarvis serves. Mr. Jarvis purchased shares of our common stock and preferred stock in 1996, 1997 and 1998. Mr. Jarvis also is a party to an agreement pursuant to which we granted him registration rights for those shares. For a description of these transactions, please read "Certain Transactions."

Compensation of Directors

   We paid no compensation to any non-employee director in 1998. Following this offering, non-employee directors unaffiliated with Warburg, Pincus Ventures or Petroleum Geo-Services are expected to receive director fees of $18,000 per year. In addition, these directors also will be awarded options to purchase 4,000 shares of common stock per year, granted quarterly with an exercise price equal to the closing price at the end of each quarter.

Executive Compensation

   The following table sets forth information regarding the compensation of our Chief Executive Officer, and each of our three other most highly compensated executive officers for 1998. The annual compensation amounts in the table exclude perquisites and other personal benefits because they did not exceed the lesser of $50,000 or 10% of the total annual salary and bonus reported for each executive officer:

                        1998 Summary Compensation Table

                                                                   Annual
                                                                Compensation
                                                              ----------------
                 Name and Principal Position                   Salary   Bonus
                 ---------------------------                  -------- -------
Roger L. Jarvis, Chairman, President and Chief Executive
 Officer..................................................... $265,000 $91,498
James M. Alexander, Vice President, Chief Financial Officer
 and Secretary...............................................  184,000  67,342
William D. Hubbard, Vice President--Exploration..............  175,000  56,042
Kelly M. Barnes, Vice President--Land........................  118,000  37,789

   Each of the bonus amounts shown in the table was awarded by the board of directors after consideration of the performance of each of the officers and bonuses paid to similarly-situated executives of companies of comparable size in the natural gas and oil industry.

Stock Option Grants

   Since our inception, our four most highly compensated executive officers were granted the following options:

  . Mr. Jarvis was granted options to purchase 608,000 shares at $5.00 per share and 384,000 shares at $15.63 per share in December 1996;

  . Mr. Alexander was granted options to purchase 243,200 shares at $5.00 per share and 153,600 shares at $15.63 per share in December 1996;

  . Mr. Hubbard was granted options to purchase 152,000 shares at $5.00 per share and 96,000 shares at $15.63 per share in April 1997; and

  . Mr. Barnes was granted options to purchase 68,400 shares at $5.00 per share and 43,200 shares at $15.63 per share in April 1997 and 30,000 shares at $15.63 per share in January 1999.

   The options granted to each of our four most highly compensated executive officers vest 20% on the grant date and 20% on each anniversary of the grant date.

   In addition, if Mr. Jarvis or Mr. Alexander terminates his employment with us for good reason, all of the options granted to him will become immediately exercisable. Good reasons for termination include:

  . an unremedied material breach of the employment agreement by Spinnaker;

  . relocation of Spinnaker's executive offices outside the Houston, Texas metropolitan area; and

  . in the case of Mr. Alexander, the termination by Mr. Jarvis of his own employment.

   If we terminate Mr. Jarvis or Mr. Alexander without cause, he may exercise the number of options to which he would otherwise be entitled under the vesting schedule of the options described above plus an additional 20%. For other general terms of these options, please read "Management--1998 Stock Option Plan."

   On completion of this offering, options to purchase the following number of shares at the initial public offering price are expected to be granted to our four most highly compensated executive officers: 244,529 to Mr. Jarvis; 95,898 to Mr. Alexander; 59,960 to Mr. Hubbard; and 33,593 to Mr. Barnes.

Employment Agreements

   Mr. Jarvis entered into an employment agreement with Spinnaker effective December 20, 1996. The agreement provides that Mr. Jarvis will receive a minimum annual base salary equal to $250,000. Under the agreement, Mr. Jarvis also may receive bonuses, at the discretion of the board of directors, and will be allowed to participate in all benefit plans offered by Spinnaker to similarly situated employees.

   Either the board of directors or Mr. Jarvis can terminate the employment agreement at any time. If the employment agreement, which has an initial term ending on December 31, 2000, is not terminated on or before December 15, 2000, and on or before each December 15th thereafter, the term of the agreement shall automatically be extended for one additional year. If we terminate the employment agreement prior to the expiration of the initial term without cause or if Mr. Jarvis terminates his employment prior to the expiration of the initial term for good reason as discussed above under "--Stock Option Grants", then we will continue to pay his then current base salary and continue, at our cost, his coverages under our group health plans, for the greater of the balance of the initial term or one year. In addition, if any payment or distribution by Spinnaker or its affiliates to Mr. Jarvis is subject to Section 4999 of the Internal Revenue Code, Spinnaker is required to compensate him for the amount of any excise tax imposed on any payments or distributions pursuant to Section 4999 of the Internal Revenue Code and for any taxes imposed on that additional payment. Section 4999 of the Internal Revenue Code addresses additional taxes payable in the event of a change in control of Spinnaker.

   Mr. Alexander entered into an employment agreement with Spinnaker effective December 20, 1996. The agreement provides that he will receive a minimum annual base salary equal to $175,000. The other terms of Mr. Alexander's employment agreement are substantially similar to the terms of Mr. Jarvis' employment agreement.

   Mr. Hubbard entered into an employment agreement with Spinnaker effective December 20, 1996. The agreement provides that he will receive a minimum annual base salary equal to $165,000. The other terms of Mr. Hubbard's employment agreement are substantially similar to the terms of the employment agreements described above. However, on December 31, 1998, Mr. Hubbard's employment agreement became a year-to-year employment agreement. As a result, if his employment is not terminated before December 15, 1999, and on each year thereafter, the term of the agreement will automatically be extended for one additional year.

   Mr. Barnes entered into an employment agreement with Spinnaker effective December 20, 1996. The agreement provides that he will receive a minimum annual base salary equal to $110,000. The other terms of Mr. Barnes' employment agreement are substantially similar to the terms of Mr. Hubbard's employment agreement.

1998 Stock Option Plan

   In January 1998, we adopted a stock option plan. The plan was amended and restated in September 1999. The plan permits grants of both incentive stock options and nonqualified stock options. No option will be treated as an incentive stock option unless the purchase price equals or exceeds the fair market value of common stock subject to the option on the grant date for the option. The stock option plan authorizes for issuance 2,673,242 shares of our common stock, with adjustment in the case of changes in our capitalization affecting the options. The compensation committee of our board of directors administers the plan. Unless terminated by our board of directors, the plan continues for 10 years from the date of adoption.

   The purchase price of an aggregate of 1,520,608 shares of common stock issuable under options authorized under the plan is $5.00 per share, and the purchase price of an aggregate of 1,152,634 shares of common stock issuable under options authorized under the plan is $15.63 per share. Messrs. Jarvis and Alexander were granted stock appreciation rights in connection with their options. On July 12, 1999, Messrs. Jarvis and Alexander each agreed to eliminate his stock appreciation rights.

   In the event of certain significant changes in Spinnaker, all options then outstanding generally will become immediately exercisable in full. Significant changes include:

  . any merger, consolidation or other reorganization in which Spinnaker is not the surviving entity, or which Spinnaker survives, but only as a subsidiary of an entity;

  . any sale, lease or exchange of all or substantially all our assets;

  . the dissolution and liquidation of Spinnaker; or

  . a change in control of Spinnaker.

This offering does not constitute a significant change in Spinnaker under the plan.

   At August 31, 1999, we had outstanding options to purchase a total of 2,673,242 shares of common stock, of which 1,520,608 are exercisable at $5.00 per share and 1,152,634 are exercisable at $15.63 per share. All outstanding options are currently exercisable for a term of up to 10 years from the date of each grant.

1999 Stock Incentive Plan

   In September 1999, our board of directors and the stockholders of Spinnaker adopted the Spinnaker 1999 Stock Incentive Plan. The purpose of the plan is to provide directors, employees and consultants of Spinnaker additional incentive and reward opportunities designed to enhance the profitable growth of Spinnaker. The plan provides for the granting of incentive stock options intended to qualify under Section 422 of the Internal Revenue Code, options that do not constitute incentive stock options and restricted stock awards. In general, the compensation committee of our board of directors administers the plan and is authorized to select the recipients of awards and the terms and conditions of awards. However, the board of directors is expected to administer the plan with respect to awards to directors.

   The number of shares of our common stock that may be issued under the plan may not exceed 1,300,000 shares, subject to adjustment to reflect stock dividends, stock splits, recapitalizations and similar changes in Spinnaker's capital structure. Shares of our common stock which are attributable to awards which have expired, terminated or been canceled or forfeited are available for issuance or use in connection with future awards. The maximum number of shares of our common stock that may be subject to awards granted under the plan to any one individual during any calendar year may not exceed 300,000 shares, subject to adjustment to reflect stock dividends, stock splits, recapitalizations and similar changes in our capital structure.

   The compensation committee determines the price at which a share of our common stock may be purchased upon exercise of an option granted under the plan. However, in the case of an incentive stock option, the purchase price will not be less than the fair market value of a share of our common stock on the date the option is granted. In addition, in the case of an option that does not constitute an incentive stock option, the purchase price will not be less than the fair market value of a share of our common stock on the date the option is granted. Shares of our common stock that are the subject of a restricted stock award under the plan will be subject to restrictions on disposition by the holder of the award and an obligation of the holder to forfeit and surrender the shares under some circumstances. These obligations to forfeit or surrender the shares, or forfeiture restrictions, will be determined by the compensation committee in its sole discretion, and the compensation committee may provide that these forfeiture restrictions will lapse upon:

  . the attainment of one or more performance targets established by the compensation committee;

  . the award holder's continued employment with Spinnaker or continued service as a consultant or director for a specified period of time;

  . the occurrence of any event or the satisfaction of any other condition specified by the compensation committee in its sole discretion; or

  . a combination of any of the foregoing.

   If Spinnaker is involved in a merger or consolidation in which its stockholders beneficially own less than 50% of the voting stock of the surviving entity or any person, entity or group acquires beneficial ownership of more than 50% of the voting stock of Spinnaker, then all options will become immediately exercisable and forfeiture restrictions or restricted stock awards will lapse.

   No awards under the plan may be granted after ten years from the date the plan was adopted by our board of directors. The plan will remain in effect until all awards granted under it have been satisfied or expired. Our board of directors in its discretion may terminate the plan at any time with respect to any shares of our common stock for which awards have not been granted. The plan may be amended, other than to increase the maximum aggregate number of shares that may be issued under the plan or to change this class of individuals eligible to receive awards under the plan, by the board of directors without the consent of the stockholders of Spinnaker. No change in any award previously granted under the plan may be made which would impair the rights of the holder of the award without the approval of the holder.

   On completion of this offering, options under the 1999 plan to purchase 633,824 shares of common stock will be granted with an exercise price equal to the initial public offering price. Each of the options will be 20% vested immediately on grant and will generally vest an additional 20% on each anniversary of the grant date.

1999 Employee Stock Purchase Plan

   Our board of directors adopted our 1999 Employee Stock Purchase Plan, and our stockholders approved this plan, in September 1999. A total of 100,000 shares of common stock has been reserved for issuance under the purchase plan plus annual increases equal to the lesser of 25,000 shares or a lesser amount determined by our board of directors. Participants may purchase common stock through payroll deductions of up to 15% of the participant's compensation, subject to some limits. The price of stock purchased under the purchase plan is 85% of the lower of the fair market value of the common stock at the beginning of each applicable offering period and at the end of each purchase period.

                              CERTAIN TRANSACTIONS

   Following is a discussion of transactions between us and our officers, directors and stockholders owning more than 5% of the outstanding shares of common stock.

Registration Rights

   We, Petroleum Geo-Services, Warburg, Pincus Ventures and our other stockholders, each of whom is a current or former employee of Spinnaker, together holding 100% of our common stock prior to this offering, are parties to a registration rights agreement. This registration rights agreement is described under "Description of Capital Stock--Registration Rights."

Petroleum Geo-Services Data Agreement

   On December 20, 1996, we entered into the data agreement with Petroleum Geo-Services. We amended the agreement as of January 6, 1998 when we converted from a limited liability company to a corporation. We amended the agreement again as of June 30, 1999 to modify the amount, type and geographic coverage of the data and related information made available to us. In connection with that second amendment we issued 1,000,000 shares of common stock to Petroleum Geo-Services. We have agreed to purchase $2,000,000 of seismic related services from Petroleum Geo-Services prior to December 31, 2002. Our purchases of seismic related services from Petroleum Geo-Services were $45,500 in 1997, $78,000 in 1998, and $39,000 for the six months ended June 30, 1999. We believe the terms of the data agreement are at least as fair to us as we could have obtained from an unaffiliated third party. The Petroleum Geo-Services data agreement, as amended, is described under "Business and Properties--Petroleum Geo-Services Data Agreement."

Investments in Spinnaker

   Since our inception, our executive officers, directors and 5% stockholders have invested cash and other property in Spinnaker in exchange for shares of our preferred stock and our common stock. The following table summarizes the shares of our common stock and preferred stock acquired from us by our executive officers, directors and 5% stockholders since our inception.

                                                           Preferred  Common
      Executive Officers, Directors and 5% Stockholders      Stock     Stock
      -------------------------------------------------    --------- ---------
      Warburg, Pincus Ventures, L.P. (1).................. 2,399,500 1,037,500
      Petroleum Geo-Services ASA (2)......................   599,500 3,934,700
      Roger L. Jarvis (3).................................    12,704   134,400
      James M. Alexander (4)..............................     5,107    25,600
      William D. Hubbard (5)..............................     3,192    16,000
      Kelly M. Barnes (6).................................     1,436     7,200

--------
(1) Warburg, Pincus Ventures paid us approximately $60 million for the shares listed above. Excludes 12,500 shares of common stock that are deliverable to Warburg, Pincus Ventures as consideration for Warburg, Pincus Ventures' agreement to guarantee a portion of our obligations under our credit facility for the quarter ending September 30, 1999. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources--Credit Agreement" for a description of our credit facility. Two of our directors, Howard H. Newman and Jeffrey A. Harris, are affiliated with Warburg, Pincus Ventures. Please read "Security Ownership of Management and Certain Beneficial Owners" for a description of Messrs. Newman's and Harris' affiliations with Warburg, Pincus Ventures.
(2) Petroleum Geo-Services received the shares listed above as consideration for the rights granted to us under the Petroleum Geo-Services Data Agreement and for an additional $15 million. Please read "Business and Properties--Petroleum Geo-Services Data Agreement" for a description of the Petroleum Geo-Services Data Agreement. Excludes 12,500 shares of common stock that are deliverable to Petroleum Geo-Services as consideration for Petroleum Geo-Services' agreement to guarantee a portion of our obligations under our credit facility for the quarter ending September 30, 1999. Please read "Certain Transactions--Credit Agreement" for a description of our credit facility. Two of our directors, Reidar Michaelsen and Bjarte Bruheim, are affiliated with Petroleum Geo-Services. Please read "Security Ownership of Management and Certain Beneficial Owners" for a description of Messrs. Michaelsen's and Bruheim's affiliations with Petroleum Geo-Services.
(3) As consideration for the shares listed above, Mr. Jarvis paid us approximately $70,270 in cash and contributed to Spinnaker the intangible assets owned by him associated with his creation of Spinnaker, including rights to Spinnaker's name and related patents, copyrights and goodwill. Mr. Jarvis has sold 48,800 shares of common stock to employees of Spinnaker.
(4) Mr. Alexander paid us approximately $128,000 for the shares listed above.
(5) Mr. Hubbard paid us approximately $80,000 for the shares listed above.
(6) Mr. Barnes paid us approximately $36,000 for the shares listed above.

   Each share of preferred stock is convertible into two shares of common stock. Each of the persons named in the table above will convert all of their shares of preferred stock into shares of common stock upon consummation of our initial public offering. In addition, Warburg, Pincus Ventures, Petroleum Geo-Services, Mr. Jarvis and Mr. Alexander have agreed to receive additional shares of our common stock upon consummation of our initial public offering in lieu of receiving accrued cash dividends on the preferred stock. For purposes of determining the number of shares of common stock that each person will receive in lieu of the cash dividends, the common stock to be issued to these persons will be valued at the initial public offering price less the underwriters' discounts and commissions per share.

Credit Agreement

   In September 1998, we entered into an $85.0 million credit agreement with Credit Suisse First Boston, New York Branch, Bank of Montreal and Bank of America, N.A. (formerly NationsBank, N.A.) each of which is an affiliate of one of the underwriters for this offering. Borrowings under the credit agreement were used to fund exploration and development activities. The credit agreement is secured by substantially all of our assets, including our interests in our natural gas and oil properties, and supported by guarantees of Petroleum Geo-Services and Warburg, Pincus Ventures, our principal stockholders. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources--Credit Agreement" for a more detailed description of the credit agreement.

Indemnification Agreements

   We have entered into indemnification agreements with our officers and directors containing provisions requiring us to, among other things, indemnify our officers and directors against liabilities that may arise by reason of their status or service as officers or directors, other than liabilities arising from willful misconduct of a culpable nature, and to advance expenses they incur as a result of any proceeding against them as to which they could be indemnified.

                        SECURITY OWNERSHIP OF MANAGEMENT
                         AND CERTAIN BENEFICIAL HOLDERS

   The following table presents information regarding beneficial ownership of our common stock as of June 30, 1999 and as adjusted to reflect the sale of common stock in this offering by:

  . each person who we know owns beneficially more than 5% of our common stock;

  . each of our directors;

  . our chief executive officer and each of our three other most highly compensated executive officers; and

  . all our executive officers and directors as a group.

   Unless otherwise indicated, each person listed has sole voting and dispositive power over the shares indicated as owned by that person, and the address of each stockholder is the same as our address. Furthermore, under the regulations of the SEC, shares are deemed to be "beneficially owned" by a person if he directly or indirectly has or shares the power to vote or dispose of these shares, whether or not he has any pecuniary interest in these shares, or if he has the right to acquire the power to vote or dispose of these shares within 60 days, including any right to acquire through the exercise of any option, warrant or right. Therefore, in this table the shares beneficially owned by Messrs. Jarvis, Alexander, Hubbard and Barnes include 595,200, 238,080, 148,800 and 72,960 shares, respectively, that may be acquired within 60 days through the exercise of stock options. The table does not reflect beneficial ownership of shares issuable upon exercise of stock options expected to be granted upon completion of this offering. Please note that the address of Warburg, Pincus Ventures, L.P. and Messrs. Newman and Harris is 466 Lexington Avenue, 10th Floor, New York, New York 10017, and the address of Petroleum Geo-Services and Messrs. Michaelsen and Bruheim is Strandvein 50E, P.O. Box 89, N-1325, Lysaker, Norway.

                                                       Beneficial Ownership
                                                   ----------------------------
                                                                   Percent
                                                              -----------------
                                                               Before   After
     Beneficial Owner                                Shares   Offering Offering
     ----------------                              ---------- -------- --------
     Warburg, Pincus Ventures, L.P.(1)............  6,657,091   54.4%    32.9%
     Petroleum Geo-Services ASA(2)................  5,348,097   43.7     26.4
     Roger L. Jarvis(3)...........................    710,486    5.5      3.4
     James M. Alexander...........................    275,614    2.2      1.3
     William D. Hubbard...........................    171,184    1.4        *
     Kelly M. Barnes..............................     83,032      *        *
     Reidar Michaelsen(2).........................  5,348,097   43.7     26.4
     Bjarte Bruheim(2)............................  5,348,097   43.7     26.4
     Howard H. Newman(1)..........................  6,657,091   54.4     32.9
     Jeffrey A. Harris(1).........................  6,657,091   54.4     32.9
     All executive officers and directors as a
      group
      (10 persons)................................ 13,275,020   99.7     62.3

--------
 * Represents beneficial ownership of less than 1%.
(1) The sole general partner of Warburg, Pincus Ventures, L.P. is Warburg, Pincus & Co., a New York general partnership. E. M. Warburg, Pincus & Co., LLC, a New York limited liability company, manages Warburg. The members of
    E. M. Warburg, Pincus & Co., LLC are substantially the same as the partners of Warburg, Pincus & Co. Lionel I. Pincus is the managing partner of Warburg, Pincus & Co. and the managing member of E. M. Warburg, Pincus & Co., LLC and may be deemed to control both Warburg, Pincus & Co. and E. M. Warburg, Pincus & Co., LLC. Messrs. Newman and Harris are Managing Directors and members of E.M. Warburg, Pincus & Co., LLC and general partners of Warburg, Pincus & Co. As such, Messrs. Newman and Harris may be deemed to have an indirect pecuniary interest in an indeterminate portion of the shares beneficially owned by Warburg, Pincus Ventures. Messrs. Newman and Harris disclaim beneficial ownership of the shares owned by Warburg, Pincus Ventures.

(2) The shares are owned directly by Petroleum Geo-Services or by a wholly owned subsidiary of Petroleum Geo-Services. Mr. Michaelsen serves as Chairman of the Board and Chief Executive Officer and Mr. Bruheim serves as President and Chief Operating Officer of Petroleum Geo-Services. As such, Messrs. Michaelsen and Bruheim may be deemed to have an indirect pecuniary interest in an indeterminate portion of the shares beneficially owned by Petroleum Geo-Services. Messrs. Michaelsen and Bruheim disclaim beneficial ownership of the securities owned by Petroleum Geo-Services.
(3) Mr. Jarvis has granted options to purchase 21,920 shares of common stock owned by him at $2.50 per share to employees of Spinnaker.

                          DESCRIPTION OF CAPITAL STOCK

   Our authorized capital stock consists of 50,000,000 shares of common stock, par value $.01 per share, and 10,000,000 shares of preferred stock, par value $.01 per share. As of June 30, 1999, we had outstanding 5,132,200 shares of common stock and 3,030,920 shares of preferred stock. Immediately prior to completion of this offering, each outstanding share of our preferred stock will be converted into two shares of common stock. On completion of this offering, we will have outstanding 20,235,026 shares of common stock and no shares of preferred stock.

Common Stock

   Subject to any special voting rights of any series of preferred stock that we may issue in the future, each share of common stock has one vote on all matters voted on by our stockholders, including the election of our directors. No share of common stock affords any cumulative voting or preemptive rights or is convertible, redeemable, assessable or entitled to the benefits of any sinking or repurchase fund. Holders of common stock will be entitled to dividends in the amounts and at the times declared by our board of directors in its discretion out of funds legally available for the payment of dividends.

   Holders of common stock will share equally in our assets on liquidation after payment or provision for all liabilities and any preferential liquidation rights of any preferred stock then outstanding. All outstanding shares of common stock are fully paid and non-assessable.

Preferred Stock

   At the direction of our board, we may issue shares of preferred stock from time to time. Our board of directors may, without any action by holders of the common stock:

  . adopt resolutions to issue preferred stock in one or more classes or series;

  . fix or change the number of shares constituting any class or series of preferred stock; and

  . establish or change the rights of the holders of any class or series of preferred stock.

   The rights any class or series of preferred stock may evidence may include:

  . general or special voting rights;

  . preferential liquidation or preemptive rights;

  . preferential cumulative or noncumulative dividend rights;

  . redemption or put rights; and

  . conversion or exchange rights.

   We may issue shares of, or rights to purchase, preferred stock the terms of which might:

  . adversely affect voting or other rights evidenced by, or amounts otherwise payable with respect to, the common stock;

  . discourage an unsolicited proposal to acquire us; or

  . facilitate a particular business combination involving us.

   Any of these actions could discourage a transaction that some or a majority of our stockholders might believe to be in their best interests or in which our stockholders might receive a premium for their stock over its then market price.

Registration Rights

   We, Petroleum Geo-Services, Warburg, Pincus Ventures and our other stockholders are parties to a registration rights agreement. That agreement grants Petroleum Geo-Services and Warburg, Pincus Ventures the right to require us to file a registration statement covering all or part of their shares at our expense, subject to the following restrictions:

  . we are not required to respond to a request until 180 days after the closing of this offering;

  . we are not required to register the shares if Petroleum Geo-Services or Warburg, Pincus Ventures proposes to sell them at an aggregate price to the public of less than $20 million;

  . we are not required to effect more than one requested registration for an underwritten offering in any six-month period; and

  . we generally are not required to effect more than two requested registrations for underwritten offerings and more than one requested registration covering the resale of securities for either Petroleum Geo-Services or Warburg, Pincus Ventures unless we are then eligible to register the requested sale on SEC Form S-3.

   Our stockholders also have rights to include their shares, at our expense, in a registration statement filed by us for purposes of a public offering. An underwriter participating in these offerings may limit the number of shares offered, and the number will be allocated first to us, then to our stockholders on a pro rata basis.

Anti-Takeover Provisions of our Certificate of Incorporation and Bylaws

 Business Combinations under Delaware Law

   We are a Delaware corporation and are subject to Section 203 of the Delaware General Corporation Law. Section 203 prevents an interested stockholder, a person who owns 15% or more of our outstanding voting stock, from engaging in business combinations with Spinnaker for three years following the time that the person becomes an interested stockholder. These restrictions do not apply if:

  . before the person becomes an interested stockholder, our board of directors approves the transaction in which the person becomes an interested stockholder or the business combination;

  . upon completion of the transaction that results in the person becoming an interested stockholder, the interested stockholder owns at least 85% of our outstanding voting stock at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  . following the transaction in which the person became an interested stockholder, the business combination is approved by our board of directors and authorized at an annual or special meeting of our stockholders, and not by written consent, by the affirmative vote of at least two-thirds of our outstanding voting stock not owned by the interested stockholder.

   In addition, the law does not apply to interested stockholders, such as Petroleum Geo-Services and Warburg, Pincus Ventures, who become interested stockholders before common stock of the company is listed on The Nasdaq Stock Market's National Market.

   The law defines the term "business combination" to encompass a wide variety of transactions with or caused by an interested stockholder, including mergers, asset sales and other transactions in which the interested stockholder receives or could receive a benefit on other than a pro rata basis with other stockholders. This law could have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging takeover attempts that might result in a premium over the market price for the shares of our common stock.

 Written Consent of Stockholders

   Our certificate of incorporation provides that any action by our stockholders must be taken at an annual or special meeting of stockholders. Special meetings of the stockholders may be called only by the board of directors.

 Advance Notice Procedure for Stockholder Proposals

   Our bylaws establish an advance notice procedure for the nomination of candidates for election as directors as well as for stockholder proposals to be considered at annual meetings of stockholders. In general, notice of intent to nominate a director must be delivered to or mailed and received at our principal executive offices as follows:

    . With respect to an election to be held at the annual meeting of stockholders, not less than 90 days nor more than 120 days prior to the anniversary date of the proxy statement for the immediately preceding annual meeting of stockholders.

    . With respect to an election to be held at a special meeting of stockholders for the election of directors, not later than the close of business of the 10th day following the day on which such notice of the date of the meeting was mailed or public disclosure of the date of the meeting was made, whichever first occurs, and must contain specified information concerning the person to be nominated.

   Notice of stockholders' intent to raise business at an annual meeting must be delivered to or mailed and received at our principal executive offices not less than 90 days nor more than 120 days prior to the anniversary date of the proxy statement for the preceding annual meeting of stockholders. These procedures may operate to limit the ability of stockholders to bring business before a stockholders meeting, including with respect to the nomination of directors or considering any transaction that could result in a change of control.

Limitation of Liability and Indemnification of Officers and Directors

   Limitation of Liability. Delaware law authorizes corporations to limit or eliminate the personal liability of their officers and directors to them and their stockholders for monetary damages for breach of officers' and directors' fiduciary duty of care. The duty of care requires that, when acting on behalf of the corporation, officers and directors must exercise an informed business judgment based on all material information reasonably available to them. Absent the limitations authorized by Delaware law, officers and directors are accountable to corporations and their stockholders for monetary damages for conduct constituting gross negligence in the exercise of their duty of care. Delaware law enables corporations to limit available relief to equitable remedies such as injunction or rescission.

   Our certificate of incorporation limits the liability of our directors to us or our stockholders to the fullest extent permitted by Delaware law. Specifically, our directors will not be personally liable for monetary damages for breach of a director's fiduciary duty in such capacity, except for liability

  . for any breach of the director's duty of loyalty to Spinnaker or our stockholders,

  . for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

  . for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law, or

  . for any transaction from which the director derived an improper personal benefit.

   Indemnification. Delaware law also authorizes corporations to indemnify its officers, directors, employees and agents for liabilities, other than liabilities to the corporation, arising because such individual was an officer, director, employee or agent of the corporation so long as the individual acted in good faith and in a manner he or she reasonably believed to be in the best interests of the corporation and not unlawful.

   Our bylaws provide that our officers and directors will be indemnified by us for liabilities arising because such individual was an officer or director of Spinnaker to the fullest extent permitted by Delaware law. Our bylaws also provide that we may, by action of our board of directors, provide similar indemnification to our employees and agents.

   The inclusion of these provisions in our certificate of incorporation and our bylaws may reduce the likelihood of derivative litigation against our officers and directors and may discourage or deter our stockholders or management from bringing a lawsuit against our officers and directors for breach of their duty of care, even though the action, if successful, might otherwise have benefited us and our stockholders.

   These provisions in our certificate of incorporation and bylaws do not alter the liability of our officers and directors under federal securities laws and do not affect the right to sue under federal securities laws for violations thereof.

   We have entered into indemnification agreements with each of our directors and officers. These agreements require us to, among other things, indemnify the director or officer against expenses and costs incurred by the individual in connection with any action, suit or proceeding arising out of the individual's status or service as a director or officer of Spinnaker, other than liabilities arising from willful misconduct or conduct that is knowingly fraudulent or deliberately dishonest. The agreement also requires us to advance expenses incurred by the individual in connection with any proceeding against the individual with respect to which he or she may be entitled to indemnification by us. Following completion of this offering, we also will maintain directors' and officers' liability insurance.

   At present, we are not aware of any pending litigation or proceeding involving any director, officer, employee or agent of Spinnaker where indemnification will be required or permitted. Furthermore, we are not aware of any threatened litigation or proceeding that might result in a claim for indemnification.

Transfer Agent and Registrar

   The transfer agent and registrar of our common stock is Harris Trust and Savings Bank.

                        SHARES ELIGIBLE FOR FUTURE SALE

   On completion of this offering, we will have 20,235,026 shares of common stock outstanding, or 21,435,026 shares if the underwriters' over-allotment option is exercised in full. Of these outstanding shares of common stock, the shares sold in this offering will be freely tradeable without restriction. Any shares sold on exercise of the underwriters' over-allotment option also would be freely tradeable. None of the remaining outstanding shares of common stock have been registered under the Securities Act, which means that they may be resold only in transactions registered under the Securities Act or exempt from registration. However, holders of 12,191,740 shares of the remaining outstanding common stock have agreed with the underwriters not to sell any of these shares for a period of 180 days after the date of this prospectus, subject to some exceptions.

   Prior to this offering, there has been no public market for our common stock. The market price of our common stock could drop because of sales of a large number of shares in the open market following this offering or the perception that those sales may occur. These factors also could make it more difficult for us to raise capital through future offerings of common stock.

                                  UNDERWRITING

   Under the terms and subject to the conditions contained in an underwriting
agreement dated      , 1999, we have agreed to sell to the underwriters named
below the following respective numbers of shares of common stock:

                                                                        Number
                               Underwriter                             of Shares
                               -----------                             ---------
   Credit Suisse First Boston Corporation.............................
   Donaldson, Lufkin & Jenrette Securities Corporation................
   Banc of America Securities LLC.....................................
   Prudential Securities Incorporated.................................
   Nesbitt Burns Securities Inc.......................................
                                                                       ---------
     Total............................................................ 8,000,000
                                                                       =========

   The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in this offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or this offering of common stock may be terminated.

   We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 1,200,000 additional shares from us at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

   The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling
group members at that price less a concession of $   per share. The
underwriters and selling group members may allow a discount of $   per share on
sales to other broker/dealers. After the initial public offering, the public offering price and concession and discount to broker/dealers may be changed by the underwriters.

   The following table summarizes the compensation and estimated expenses we will pay.

                                    Per Share                       Total
                          ----------------------------- -----------------------------
                             Without          With         Without          With
                          Over-allotment Over-allotment Over-allotment Over-allotment
                          -------------- -------------- -------------- --------------
Underwriting discounts
 and commissions payable
 by us..................       $              $              $              $
Expenses payable by us..       $              $              $              $

   The underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

   We intend to use more than 50% of the net proceeds from the sale of our common stock to repay indebtedness owed by us to Credit Suisse First Boston, New York Branch, Bank of America, N.A. and Bank of Montreal, each an affiliate of one of the underwriters. Credit Suisse First Boston, New York Branch, is an affiliate of Credit Suisse First Boston Corporation, Bank of America is an affiliate of Banc of America Securities LLC and Bank of Montreal is an affiliate of Nesbitt Burns Securities Inc. Accordingly, this offering is being made in compliance with the requirements of Rule 2710(c)(8) of the National Association of Securities Dealers, Inc. Conduct Rules. This rule provides generally that if more than 10% of the net proceeds from the sale of common stock, not including underwriting compensation, is paid to the underwriters or their affiliates, the initial public offering price of the common stock may not be higher than that recommended by a "qualified independent underwriter" meeting specified standards. Accordingly, Donaldson, Lufkin & Jenrette Securities

Corporation is assuming the responsibilities of acting as the qualified independent underwriter in pricing this offering and conducting due diligence. The initial public offering price of the shares of common stock will be no higher than the price recommended by Donaldson, Lufkin & Jenrette Securities Corporation. We have agreed to pay $5,000 to Donaldson, Lufkin & Jenrette Securities Corporation as compensation for its services as qualified independent underwriter in this offering.

   We currently comply in all material respects with the terms of the credit agreement we entered into with the affiliates of the underwriters. The underwriters decided to participate in the distribution of common stock in this offering independent of their affiliates who currently are lenders to Spinnaker and who will receive a portion of the net proceeds of this offering. The lenders affiliated with underwriters in this offering had no involvement in determining whether or when to sell common stock in this offering or the terms of this offering. Excluding the proceeds to the lenders affiliated with underwriters as previously described, the underwriters will not receive any benefit from this offering other than their portions of the underwriting discounts and commissions described in this prospectus.

   Credit Suisse First Boston Corporation, one of the underwriters for this offering, is a subsidiary of Credit Suisse Group, which indirectly holds a 19.9% passive minority interest in Warburg, Pincus & Co., the general partner of Warburg, Pincus Ventures, one of our principal stockholders.

   We, Warburg, Pincus Ventures, Petroleum Geo-Services and our officers and directors who own shares of our common stock have agreed not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus, except, in our case, issuances pursuant to the exercise of employee stock options outstanding on the date of this prospectus.

   We have agreed to indemnify the underwriters against liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in that respect.

   We have made application to list the shares of common stock on The Nasdaq Stock Market's National Market under the symbol "SPNX."

   Before this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the underwriters. The principal factors considered in determining the initial public offering price include:

  . the information in this prospectus and available to the underwriters;

  . the history of and prospects for the industry in which we compete;

  . the ability of our management;

  . our past results of operations and the prospects for our future earnings;

  . the present state of our development and our current financial condition;

  . the general condition of the securities markets at the time of this offering; and

  . the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies.

   The underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

  . Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position.

  . Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  . Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

  . Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing transaction or in a syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of our common stock to be higher than it would otherwise be in the absence of these transactions. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

                          NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

   The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are effected. Accordingly, any resale of the common stock in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

   Each purchaser of common stock in Canada who receives a purchase confirmation will be deemed to represent to us and the dealer from whom such purchase confirmation is received that (i) such purchaser is entitled under applicable provincial securities laws to purchase such common stock without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, that such purchaser is purchasing as principal and not as agent and (iii) such purchaser has reviewed the text above under "Resale Restrictions."

Rights of Action (Ontario Purchasers)

   The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

Enforcement of Legal Rights

   All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

Notice to British Columbia Residents

   A purchaser of common stock to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any common stock acquired by such purchaser pursuant to this offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one such report must be filed in respect of common stock acquired on the same date and under the same prospectus exemption.

Taxation and Eligibility for Investment

   Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and with respect to the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

   The validity of the issuance of the shares of common stock offered by this prospectus will be passed on for us by Vinson & Elkins L.L.P., Houston, Texas. Certain legal matters relating to the common stock offered by this prospectus will be passed on by Baker & Botts, L.L.P., Houston, Texas, as counsel for the underwriters. Baker & Botts, L.L.P. has represented and continues to represent Petroleum Geo-Services in connection with various matters not related to this offering.

                                    EXPERTS

   The audited consolidated financial statements included in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

   The estimated reserve evaluations and related calculations of Ryder Scott Company, L.P., independent petroleum engineering consultants, included in this prospectus have been included in reliance on the authority of said firm as experts in petroleum engineering.

                      WHERE YOU CAN FIND MORE INFORMATION

   This prospectus is part of a registration statement we have filed with the SEC relating to our common stock. As permitted by SEC rules, this prospectus does not contain all of the information we have included in the registration statement and the accompanying exhibits and schedules we filed with the SEC. You may refer to the registration statement, exhibits and schedules for more information about us and our common stock. You can read and copy the registration statement, exhibits and schedules at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's regional offices located at Seven World Trade Center, New York, New York 10048, and at 500 West Madison Street, Chicago, Illinois 60661. You can obtain information about the operation of the SEC's Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that site is http://www.sec.gov.

   Following this offering, we will be required to file current reports, quarterly reports, annual reports, proxy statements and other information with the SEC. You may read and copy those reports, proxy statement and other information at the SEC's Public Reference Room and regional offices or through its Internet site. We intend to furnish our stockholders with annual reports that will include a description of our operations and audited consolidated financial statements certified by an independent public accounting firm.

                     GLOSSARY OF NATURAL GAS AND OIL TERMS

   The following is a description of the meanings of some of the natural gas and oil industry terms used in this prospectus. The meanings of the terms "proved reserves," "proved developed reserves," "proved developed producing reserves," "proved developed non-producing reserves" and "proved undeveloped reserves" are provided in Appendix A to this prospectus.

   Bbl. One stock tank barrel, or 42 U.S. gallons liquid volume, used in this prospectus in reference to crude oil or other liquid hydrocarbons.

   Bcf. Billion cubic feet.

   Bcfe. Billion cubic feet equivalent, determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids.

   Block. A block depicted on the Outer Continental Shelf Leasing and Official Protraction Diagrams issued by the U.S. Mineral Management Services or a similar depiction on official protraction or similar diagrams issued by a state bordering on the Gulf of Mexico.

   Btu or British Thermal Unit. The quantity of heat required to raise the temperature of one pound of water by one degree Fahrenheit.

   Completion. The installation of permanent equipment for the production of natural gas or oil, or in the case of a dry hole, the reporting of abandonment to the appropriate agency.

   Condensate. Liquid hydrocarbons associated with the production of a primarily natural gas reserve.

   Developed acreage. The number of acres that are allocated or assignable to productive wells or wells capable of production.

   Development well. A well drilled into a proved natural gas or oil reservoir to the depth of a stratigraphic horizon known to be productive.

   Dry hole. A well found to be incapable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of such production exceed production expenses and taxes.

   Exploratory well. A well drilled to find and produce natural gas or oil reserves not classified as proved, to find a new reservoir in a field previously found to be productive of natural gas or oil in another reservoir or to extend a known reservoir.

   Farm-in or farm-out. An agreement under which the owner of a working interest in a natural gas and oil lease assigns the working interest or a portion of the working interest to another party who desires to drill on the leased acreage. Generally, the assignee is required to drill one or more wells in order to earn its interest in the acreage. The assignor usually retains a royalty or reversionary interest in the lease. The interest received by an assignee is a "farm-in" while the interest transferred by the assignor is a "farm-out."

   Field. An area consisting of a single reservoir or multiple reservoirs all grouped on or related to the same individual geological structural feature and/or stratigraphic condition.

   Gross acres or gross wells. The total acres or wells, as the case may be, in which a working interest is owned.

   Lead. A specific geographic area which, based on supporting geological, geophysical or other data, is deemed to have potential for the discovery of commercial hydrocarbons.

   MBbls. One thousand barrels of crude oil or other liquid hydrocarbons.

   Mcf. One thousand cubic feet of natural gas.

   Mcfe. One thousand cubic feet equivalent, determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids.

   MMBls. One million barrels of crude oil or other liquid hydrocarbons.

   MMBtu. One million British Thermal Units.

   MMcf. One million cubic feet of natural gas.

   MMcfe. One million cubic feet equivalent, determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids.

   Net acres or net wells. The sum of the fractional working interest owned in gross acres or wells, as the case may be.

   Net feet of pay. The true vertical thickness of reservoir rock estimated to both contain hydrocarbons and be capable of contributing to producing rates.

   Productive well. A well that is found to be capable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of such production exceed production expenses and taxes.

   Prospect. A specific geographic area which, based on supporting geological, geophysical or other data and also preliminary economic analysis using reasonably anticipated prices and costs, is deemed to have potential for the discovery of commercial hydrocarbons.

   Reservoir. A porous and permeable underground formation containing a natural accumulation of producible natural gas and/or oil that is confined by impermeable rock or water barriers and is individual and separate from other reservoirs.

   Undeveloped acreage. Lease acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of natural gas and oil regardless of whether such acreage contains proved reserves.

   Working interest. The operating interest that gives the owner the right to drill, produce and conduct operating activities on the property and receive a share of production.

                         SPINNAKER EXPLORATION COMPANY

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
Report of Independent Public Accountants.................................  F-2
Consolidated Balance Sheets as of December 31, 1997 and 1998 and June 30,
 1999 (unaudited)........................................................  F-3
Consolidated Statements of Operations for the period from Inception
 (December 20, 1996) through December 31, 1996, for the years ended
 December 31, 1997and 1998 and for the six months ended June 30, 1998
 (unaudited) and 1999 (unaudited)........................................  F-4
Consolidated Statements of Equity for the period from Inception (December
 20, 1996) through December 31, 1996, for the years ended December 31,
 1997 and 1998 and for the six months ended June 30, 1999 (unaudited)....  F-5
Consolidated Statements of Cash Flows for the period from Inception
 (December 20, 1996) through December 31, 1996, for the years ended
 December 31, 1997and 1998 and for the six months ended June 30, 1998
 (unaudited) and 1999 (unaudited)........................................  F-6
Notes to Consolidated Financial Statements...............................  F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of Spinnaker Exploration Company:

   We have audited the accompanying consolidated balance sheets of Spinnaker Exploration Company (a Delaware corporation), as of December 31, 1997 and 1998, and the related consolidated statements of operations, equity and cash flows for the period from inception (December 20, 1996) through December 31, 1996 and for each of the two years in the period ended December 31, 1998. These financial statements are the responsibility of Spinnaker Exploration Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Spinnaker Exploration Company, as of December 31, 1997 and 1998, and the results of its operations and its cash flows for the period from inception (December 20, 1996) through December 31, 1996, and for each of the two years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Houston, Texas
April 13, 1999 (except with
respect to the Stock Split
discussed in Notes 2 and 5, as
to which the date is
September 1, 1999)

                         SPINNAKER EXPLORATION COMPANY

                          CONSOLIDATED BALANCE SHEETS

                     (In Thousands Except Unit/Share Data)

                                                  As of December
                                                       31,            As of
                                                 -----------------   June 30,
                                                  1997      1998       1999
                                                 -------  --------  ----------
                     ASSETS                                         (Unaudited)
CURRENT ASSETS:
 Cash and cash equivalents...................... $ 2,682  $  2,141   $  3,976
 Accounts receivable............................   3,603     3,821     10,691
 Other..........................................      63       775        489
                                                 -------  --------   --------
    Total current assets........................   6,348     6,737     15,156
                                                 -------  --------   --------
PROPERTY AND EQUIPMENT:
 Oil and gas, on the basis of full-cost
  accounting--
  Proved properties.............................   6,452    71,091    104,026
  Unproved properties and properties under
   development, not being amortized.............   7,544    28,383     31,975
 Furniture and fixtures.........................   1,940     2,798      3,108
                                                 -------  --------   --------
                                                  15,936   102,272    139,109
 Less--Accumulated depreciation, depletion and
  amortization..................................    (484)   (6,665)   (14,744)
                                                 -------  --------   --------
    Total property and equipment................  15,452    95,607    124,365
                                                 -------  --------   --------
OTHER ASSETS:
 Organization costs and other, net..............     558       425         31
                                                 -------  --------   --------
    Total assets................................ $22,358  $102,769   $139,552
                                                 =======  ========   ========

             LIABILITIES AND EQUITY

CURRENT LIABILITIES:
 Accounts payable and accrued liabilities....... $ 2,096  $ 18,378   $ 10,005
 Short-term debt................................      --    19,000     64,000
                                                 -------  --------   --------
    Total current liabilities...................   2,096    37,378     74,005
                                                 -------  --------   --------
ACCRUED PREFERRED DIVIDENDS PAYABLE.............   1,383     8,478     13,566
OTHER LONG-TERM LIABILITIES.....................      --        --         --
COMMITMENTS AND CONTINGENCIES (Note 11)
EQUITY:
 Preferred units, without par value; authorized
  3,030,720 units; issued 958,921 units at
  December 31, 1997; stated value $25 (net of
  issuance costs of $1,291).....................  22,682        --         --
 Preferred stock, $.01 par value; authorized
  3,030,920 shares; issued 3,030,920 shares at
  December 31, 1998 and June 30, 1999...........      --        30         30
 Common units, without par value; authorized
  14,701,440 units; 3,960,000 units outstanding
  at December 31, 1997..........................      --        --         --
 Common stock, $.01 par value; authorized
  22,000,000 shares; 4,082,200 shares and
  5,132,200 shares outstanding at December 31,
  1998 and June 30, 1999, respectively..........      --        20         26
 Additional paid-in capital.....................      29    74,649     79,694
 Accumulated deficit............................  (3,832)  (17,786)   (27,769)
                                                 -------  --------   --------
    Total equity................................  18,879    56,913     51,981
                                                 -------  --------   --------
    Total liabilities and equity................ $22,358  $102,769   $139,552
                                                 =======  ========   ========

  The accompanying notes are an integral part of these consolidated financial statements.

                         SPINNAKER EXPLORATION COMPANY

                     CONSOLIDATED STATEMENTS OF OPERATIONS

            (In Thousands Except Unit/Share and Per Unit/Share Data)

                               For the
                             Period from
                              Inception
                            (December 20, For the Year Ended    For the Six Months
                            1996) through    December 31,         Ended June 30,
                            December 31,  --------------------  --------------------
                                1996        1997       1998       1998       1999
                            ------------- ---------  ---------  ---------  ---------
                                                                    (Unaudited)
REVENUES..................    $      --   $     201  $   3,298  $     961  $   9,583
                              ---------   ---------  ---------  ---------  ---------
EXPENSES:
  Depreciation, depletion
   and amortization--
   natural gas & oil
   properties.............           --          68      2,738        648      7,619
  Impairment of natural
   gas & oil properties...           --          --      2,642         --         --
  Depreciation and
   amortization--other....           10         349        437        136         98
  General and
   administrative.........          318       1,965      3,809      1,959      2,244
  Stock appreciation
   rights expense.........           --          --         --        904      1,651
  Lease operating
   expenses...............           --          72        474        331      1,183
                              ---------   ---------  ---------  ---------  ---------
    Total expenses........          328       2,454     10,100      3,978     12,795
                              ---------   ---------  ---------  ---------  ---------
LOSS FROM OPERATIONS......         (328)     (2,253)    (6,802)    (3,017)    (3,212)
                              ---------   ---------  ---------  ---------  ---------
OTHER INCOME (EXPENSE):
  Interest income.........           --          91        221        133         85
  Interest expense........           --          --       (516)        --     (2,007)
  Capitalized interest....           --          --        237         --        634
                              ---------   ---------  ---------  ---------  ---------
    Total other income
     (expense)............           --          91        (58)       133     (1,288)
                              ---------   ---------  ---------  ---------  ---------
LOSS BEFORE INCOME TAXES..         (328)     (2,162)    (6,860)    (2,884)    (4,500)
  Income tax provision....           --          --         --         --         --
                              ---------   ---------  ---------  ---------  ---------
LOSS BEFORE CUMULATIVE
 EFFECT OF CHANGE IN
 ACCOUNTING PRINCIPLE.....         (328)     (2,162)    (6,860)    (2,884)    (4,500)
Cumulative effect of
 change in accounting
 principle (Note 2).......           --          --         --         --       (395)
                              ---------   ---------  ---------  ---------  ---------
NET LOSS..................         (328)     (2,162)    (6,860)    (2,884)    (4,895)
ACCRUAL OF DIVIDENDS ON
 PREFERRED UNITS/STOCK....          (16)     (1,326)    (7,094)    (2,498)    (5,088)
                              ---------   ---------  ---------  ---------  ---------
NET LOSS AVAILABLE TO
 COMMON
 UNITHOLDERS/STOCKHOLDERS..   $    (344)  $  (3,488) $ (13,954) $  (5,382) $  (9,983)
                              =========   =========  =========  =========  =========
BASIC LOSS PER COMMON
 UNIT/SHARE:
  Loss before cumulative
   effect of change in
   accounting principle...    $  (0.09)   $   (0.88) $   (3.44) $   (1.33) $   (2.33)
  Cumulative effect of
   change in accounting
   principle..............           --          --         --         --      (0.10)
                              ---------   ---------  ---------  ---------  ---------
NET LOSS PER COMMON
 UNIT/SHARE...............    $   (0.09)  $   (0.88) $   (3.44) $   (1.33) $   (2.43)
                              =========   =========  =========  =========  =========
DILUTED LOSS PER COMMON
 UNIT/SHARE
  Loss before cumulative
   effect of change in
   accounting principle...    $   (0.09)  $   (0.88) $   (3.44) $   (1.33) $   (2.33)
  Cumulative effect of
   change in accounting
   principle..............           --          --         --         --      (0.10)
                              ---------   ---------  ---------  ---------  ---------
NET LOSS PER COMMON
 UNIT/SHARE...............    $   (0.09)  $   (0.88) $   (3.44) $   (1.33) $   (2.43)
                              =========   =========  =========  =========  =========
WEIGHTED AVERAGE NUMBER OF
 COMMON UNITS/SHARES
 OUTSTANDING:
  Basic...................    3,960,000   3,960,000  4,059,020  4,054,514  4,112,795
                              =========   =========  =========  =========  =========
  Diluted.................    3,960,000   3,960,000  4,059,020  4,054,514  4,112,795
                              =========   =========  =========  =========  =========

  The accompanying notes are an integral part of these consolidated financial statements.

                         SPINNAKER EXPLORATION COMPANY

                       CONSOLIDATED STATEMENTS OF EQUITY

        (In Thousands Except Units/Shares and Unit/Share Dividend Data)

                            Units/Shares        Par Value       Preferred   Additional Unitholder/
                         ------------------- ----------------     Unit       Paid-In   Stockholder Accumulated
                         Preferred  Common   Preferred Common Subscriptions  Capital   Receivables   Deficit    Total
                         --------- --------- --------- ------ ------------- ---------- ----------- ----------- -------
Issuance of preferred
 and common units.......   198,921 3,960,000    $--     $--      $54,480     $    29    $(50,798)   $     --   $ 3,711
  Net loss..............        --        --     --      --           --          --          --        (328)     (328)
  Preferred unit
   dividends ($3 per
   preferred unit)......        --        --     --      --           --          --          --         (16)      (16)
                         --------- ---------    ---     ---      -------     -------    --------    --------   -------
Balance, December 31,
 1996...................   198,921 3,960,000     --      --       54,480          29     (50,798)       (344)    3,367
  Net loss..............        --        --     --      --           --          --          --      (2,162)   (2,162)
  Preferred unit
   dividends ($3 per
   preferred unit)......        --        --     --      --           --          --          --      (1,326)   (1,326)
  Preferred unit
   payments.............   760,000        --     --      --           --          --      19,000          --    19,000
                         --------- ---------    ---     ---      -------     -------    --------    --------   -------
Balance, December 31,
 1997...................   958,921 3,960,000     --      --       54,480          29     (31,798)     (3,832)   18,879
  Conversion to
   Spinnaker Exploration
   Company..............        --    97,200     10      20      (54,480)     54,450          --          --        --
                         --------- ---------    ---     ---      -------     -------    --------    --------   -------
                           958,921 4,057,200     10      20           --      54,479     (31,798)     (3,832)   18,879
  Net loss..............        --        --     --      --           --          --          --      (6,860)   (6,860)
  Common Stock
   issuance.............        --    25,000     --                   --         188          --          --       188
  Preferred stock
   subscriptions........        --        --     --      --           --      19,982     (19,982)         --        --
  Preferred stock
   dividends ($3 per
   share)...............        --        --     --      --           --          --          --      (7,094)   (7,094)
  Preferred stock
   payments............. 2,071,999        --     20      --           --          --      51,780          --    51,800
                         --------- ---------    ---     ---      -------     -------    --------    --------   -------
Balance, December 31,
 1998................... 3,030,920 4,082,200     30      20           --      74,649          --     (17,786)   56,913
  Net loss (unaudited)..                  --     --      --           --          --          --      (4,895)   (4,895)
  Common Stock issuance
   (unaudited)..........        -- 1,050,000     --       6           --       3,394          --          --     3,400
  Stock appreciation
   rights expense
   (unaudited)..........        --        --     --      --           --       1,651          --          --     1,651
  Preferred stock
   dividends ($3 per
   share) (unaudited)...        --        --     --      --           --          --          --      (5,088)   (5,088)
                         --------- ---------    ---     ---      -------     -------    --------    --------   -------
Balance, June 30, 1999
 (unaudited)............ 3,030,920 5,132,200    $30     $26      $    --     $79,694    $     --    $(27,769)  $51,981
                         ========= =========    ===     ===      =======     =======    ========    ========   =======

  The accompanying notes are an integral part of these consolidated financial statements.

                         SPINNAKER EXPLORATION COMPANY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (In Thousands)

                            For the
                          Period from
                           Inception
                         (December 20,    Year Ended       Six Months Ended
                         1996) through   December 31,          June 30,
                         December 31,  ------------------  ------------------
                             1996        1997      1998      1998      1999
                         ------------- --------  --------  --------  --------
                                                              (Unaudited)
CASH FLOWS FROM
 OPERATING ACTIVITIES:
 Net loss...............    $ (328)    $ (2,162) $ (6,860) $ (2,884) $ (4,895)
 Adjustments to
  reconcile net loss to
  net cash provided by
  (used in) operating
  activities--
  Depletion,
   depreciation and
   amortization.........       277          417     3,175       784     7,717
  Impairment of oil and
   gas properties.......        --           --     2,642        --        --
  Stock appreciation
   rights expense.......        --           --        --       904     1,651
  Cumulative effect of
   change in accounting
   principle............        --           --        --        --       395
  Change in components
   of working capital--
   (Increase)/decrease
    in accounts
    receivable..........       (10)      (3,593)     (218)    1,970    (6,870)
   Increase/(decrease)
    in accounts payable
    and accrued
    liabilities.........       566          (63)     (896)    1,028     5,725
   Change in other
    current assets and
    other...............      (517)        (122)     (619)   (1,561)      785
                            ------     --------  --------  --------  --------
    Net cash provided by
     (used in) operating
     activities.........       (12)      (5,523)   (2,776)      241     4,508
                            ------     --------  --------  --------  --------
CASH FLOWS FROM
 INVESTING ACTIVITIES:
 Oil and gas
  properties............        --      (13,638)  (84,823)  (38,067)  (33,265)
 Change in property
  related payables......        --          342    17,178     3,176   (14,098)
 Purchase of furniture
  and fixtures..........        --       (1,940)     (858)     (624)     (310)
                            ------     --------  --------  --------  --------
    Net cash used in
     investing
     activities.........        --      (15,236)  (68,503)  (35,515)  (47,673)
                            ------     --------  --------  --------  --------
CASH FLOWS FROM
 FINANCING ACTIVITIES:
 Proceeds from
  borrowings............        --           --    19,000        --    45,000
 Proceeds from issuance
  of preferred stock,
  net...................        --           --    51,738    34,000        --
 Preferred unit
  subscription payments,
  net...................     4,590       18,863        --        --        --
                            ------     --------  --------  --------  --------
    Net cash provided by
     financing
     activities.........     4,590       18,863    70,738    34,000    45,000
                            ------     --------  --------  --------  --------
NET INCREASE (DECREASE)
 IN CASH AND CASH
 EQUIVALENTS............     4,578       (1,896)     (541)   (1,274)    1,835
CASH AND CASH
 EQUIVALENTS, beginning
 of period..............        --        4,578     2,682     2,682     2,141
                            ------     --------  --------  --------  --------
CASH AND CASH
 EQUIVALENTS, end of
 period.................    $4,578     $  2,682  $  2,141  $  1,408  $  3,976
                            ======     ========  ========  ========  ========
SUPPLEMENTAL CASH FLOW
 DISCLOSURES:
 Cash paid for interest,
  net of amounts
  capitalized...........    $   --     $     --  $     84  $     --  $  1,196
 Cash paid for income
  taxes.................        --           --        --        --        --

  The accompanying notes are an integral part of these consolidated financial statements.

                         SPINNAKER EXPLORATION COMPANY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization, Formation and Nature of Operations:

 Organization and Nature of Operations

   Spinnaker Exploration Company, L.L.C. (Spinnaker), a Delaware limited liability company, was formed on December 20, 1996, and has been engaged in the exploration, development and production of natural gas and oil properties in the U.S. Gulf of Mexico. Spinnaker was formed by WP Spinnaker Holdings, Inc. (Holdings), a subsidiary of Warburg, Pincus Ventures L.P. (Warburg), Seismic Energy Holdings, Inc. (SEHI), a subsidiary of Petroleum Geo-Services ASA (PGS), a Norwegian joint-stock company, and certain members of management of Spinnaker (collectively known as the Investors).

 Formation

   As a part of the formation of Spinnaker, Warburg purchased 1,000,000 common units (Common Units) at $0.0125 per Common Unit and agreed to subscriptions on preferred units (Preferred Units) of up to $50 million at a price of $25 per unit, of which 151,476 Preferred Units were purchased at formation. PGS purchased 1,000,000 Common Units at $0.0125 per Common Unit and subscribed for up to $15 million of Preferred Units also at a price of $25 per unit, of which 45,093 Preferred Units were purchased at formation. PGS was only obligated to purchase an aggregate of $5 million Preferred Units unless Spinnaker sold additional Preferred Units to other investors. As a result, preferred stock subscriptions were recorded at approximately $54.5 million at inception. Additionally, PGS entered into a seismic data agreement with Spinnaker dated December 20, 1996, whereby it agreed to transfer to Spinnaker certain rights to 3-D seismic data in consideration of Common Units (see Note 4). Management purchased 160,000 Common Units and agreed to subscriptions on Preferred Units of up to $798,000 at $25 per unit of which 2,352 units were purchased at formation. Property contributed by management related to this formation included cash of $9,726 and property resulting from expenditures made by Mr. Jarvis in anticipation of the formation of the Company. The total value, for purposes of the agreement, of the initial management contributions was $60,790. The 198,921 Preferred Units purchased at inception resulted in consideration received of approximately $5 million and net of $1.3 million in offering costs resulted in net proceeds of $3.7 million. Upon completion of the formation, beneficial ownership of the Common Units was 71 percent, 25 percent and 4 percent for PGS, Warburg, and management, respectively. Spinnaker accounted for the contribution of the seismic data agreement at PGS' cost, which was immaterial (see Note 4).

 Change in Reporting Entity

   On January 6, 1998, Spinnaker Exploration Corp. (Spinco), a Delaware corporation, was formed by Spinnaker Exploration Company, LLC, with Mr. Jarvis acting as sole director until a board was elected. Contemporaneous with the formation of Spinco, the Investors, other than Warburg, contributed their respective Preferred Units and Common Units to Spinco and in exchange for such contributions, Spinco issued a like number of its shares of common stock, par value $0.01 per share (Common Stock), and Series A Convertible Preferred Stock (Preferred Stock), par value $0.01 per share. Warburg contributed all of its issued and outstanding common shares of Holdings to Spinco in exchange for shares of Common Stock and Preferred Stock of Spinco. As of January 6, 1998, the equity owners of Spinnaker were Spinco and Spinco's wholly owned subsidiary, Holdings. On April 27, 1998, Spinco filed an amendment to its certificate of incorporation with the State of Delaware to change its name from Spinco to Spinnaker Exploration Company (Spinnaker or the Company). As a part of the change in entity, SEHI was issued an additional 97,200 shares of Common Stock.

                         SPINNAKER EXPLORATION COMPANY

2. Summary of Significant Accounting Policies:

 General

   The accompanying consolidated financial statements of Spinnaker Exploration Company have been prepared in accordance with generally accepted accounting principles and pursuant to the rules and regulations of the Securities and Exchange Commission (the Commission).

 Interim Financial Data

   The unaudited consolidated financial statements as of June 30, 1999, and for the six-month periods ended June 30, 1998 and 1999, and all related footnote information for these periods have been prepared on the same basis as the audited financial statements and, in the opinion of management, include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of financial position, results of operations and cash flows in accordance with generally accepted accounting principles.

 Cash Equivalents

   The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

 Other Current Assets

   As of December 31, 1998, other current assets includes debt financing costs of $465,000 incurred by the Company related to the $85 million credit agreement (see Note 3), which are being amortized to interest expense over the term of the related debt. Amortization included in interest expense for the year ended December 31, 1998 was $116,000.

 Natural Gas and Oil Properties

   The Company uses the full cost method of accounting for its investment in natural gas and oil properties. Under this method, all acquisition, exploration and development costs, including certain related employee costs, incurred for the purpose of finding oil and gas are capitalized. Such amounts include the cost of drilling and equipping productive wells, dry hole costs, lease acquisition costs, delay rentals, and costs related to such activities. Employee costs associated with production operations and general corporate activities are expensed in the period incurred. Exclusive of field-level costs, Spinnaker capitalized $2.5 million and $1.3 million of internal costs in 1998 and 1997, respectively. Costs associated with production and general corporate activities are expensed in the period incurred. Interest costs related to unproved properties and properties under development are also capitalized to natural gas and oil properties. Sales of natural gas and oil properties, whether or not being amortized currently, are accounted for as adjustments of capitalized costs, with no gain or loss recognized, unless such adjustments would significantly alter the relationship between capitalized costs and proved reserves of natural gas and oil.

   The Company computes the provision for depreciation, depletion and amortization (DD&A) of natural gas and oil properties using the unit-of-production method based upon production and estimates of proved reserve quantities. Unevaluated costs and related carrying costs are excluded from the amortization base until the properties associated with these costs are evaluated. The amortization base includes estimated future development costs and dismantlement, restoration and abandonment costs, net of estimated salvage values.

   Spinnaker limits the capitalized costs of natural gas and oil properties, net of accumulated DD&A and related deferred taxes, to the estimated future net cash flows from proved natural gas and oil reserves

                         SPINNAKER EXPLORATION COMPANY
discounted at ten percent, plus the lower of cost or fair value of unproved properties, as adjusted for related income tax effects (the full cost ceiling). If capitalized costs exceed this limit, the excess is charged to DD&A in the quarter in which the excess occurs. At December 31, 1998, the Company recognized a non-cash impairment of natural gas and oil properties in the amount of $2,642,000 pursuant to the ceiling limitation required by the full cost method of accounting for natural gas and oil properties, using prices as of April 9, 1999. The write-down is primarily the result of the precipitous decline in natural gas prices experienced in 1998. Using December 31, 1998 prices, the Company would have recognized a non-cash impairment of natural gas and oil properties in the amount of $12,951,000. The write-down was reduced due to the increase in natural gas and oil prices from December 31, 1998 through April 9, 1999. At June 30, 1999, the Company recognized no impairment of natural gas and oil properties using prices as of August 23, 1999. Using June 30, 1999 prices, the Company would have recognized a non-cash impairment of natural gas and oil properties in the amount of $1,518,000. The write-down was unnecessary due to the increase in natural gas and oil prices from June 30, 1999 to August 23, 1999.

   The costs of certain unevaluated leasehold acreage and wells drilled, but currently under evaluation, are not being amortized. Costs not being amortized are periodically assessed for possible impairments or reduction in value. If a reduction in value has occurred, costs being amortized are increased.

   Of the $28,383,000 of net unproved property costs at December 31, 1998 excluded from the amortizable base, $22,670,000 was incurred in 1998 and $5,713,000 was incurred in 1997. The majority of the costs will be evaluated over the next two years.

   Substantially all the Company's exploration activities are conducted jointly with others and, accordingly, the natural gas and oil property balances reflect only its proportionate interest in such activities.

 Furniture and Fixtures

   Furniture and fixtures consists of office furniture, computer hardware and software and leasehold improvements. The Company is depreciating these assets using the straight-line method based upon estimated useful lives ranging from three to five years.

 Revenue Recognition Policy

   The Company records as revenue only that portion of production sold and allocable to its ownership interest in the related property. Imbalances arise when a purchaser takes delivery of more or less volume from a property than the Company's actual interest in the production from that property. Such imbalances are reduced either by subsequent recoupment of over-and-under deliveries or by cash settlement, as required by applicable contracts. Under-deliveries are included in Other assets and over-deliveries are included in Other liabilities.

 Income Taxes

   Prior to January 6, 1998, the Company was not a taxpaying entity for federal income tax purposes. The profit or loss of the Company for federal income tax reporting purposes was included in the income tax returns of the Investors. Accordingly, no recognition has been given to income taxes in the accompanying 1997 and 1996 financial statements.

   Effective January 6, 1998, with the formation of Spinco (see Note 1), the Company became subject to federal income taxes and began to apply the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes" (see Note 10). Under SFAS No. 109, deferred income taxes are recognized at each year-end for the future tax consequences of differences between the tax bases of assets and

                         SPINNAKER EXPLORATION COMPANY
liabilities and their financial reporting amounts based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The total provision for income taxes is the sum of taxes payable for the year and the change during the year in deferred tax assets and liabilities.

 Stock Split

   On September 1, 1999, the Company declared a two-for-one stock split on the Common Stock (the Stock Split). All references to the number of common units/shares and per share amounts elsewhere in the consolidated financial statements and related footnotes have been restated as appropriate to reflect the effect of the Stock Split for all periods presented.

 Financial Instruments

   The Company's financial instruments consist of cash and cash equivalents, receivables, payables and debt. The carrying amount of cash and cash equivalents, receivables, payables and debt approximates fair value because of the short-term nature of these items.

 Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include depreciation, depletion and amortization of proved natural gas and oil properties. Natural gas and oil reserve estimates, which are the basis for unit-of-production DD&A and the full cost ceiling test, are inherently imprecise and are expected to change as future information becomes available.

 Stock Options

   In October 1995, the Financial Accounting Standards Board (FASB) issued SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123 encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the fair value of the Company's Common Stock at the date of the grant over the amount an employee must pay to acquire the Common Stock (see Note 6).

 Concentration of Credit Risk

   Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash equivalents and trade accounts receivable. Management believes that the credit risk posed by this concentration is offset by the creditworthiness of the Company's customer base.

 Risk Factors

   The Company's revenue, profitability, cash flow and future rate of growth is substantially dependent upon the price of and demand for natural gas, oil and natural gas liquids. Prices for natural gas and oil are subject to wide fluctuations in response to relatively minor changes in the supply of and demand for natural gas and crude oil, market uncertainty and a variety of additional factors that are beyond the control of the Company. Other factors that could affect the revenue, profitability, cash flow and future growth of the Company include the

                         SPINNAKER EXPLORATION COMPANY

Company's limited operating history and the incurrence of losses since formation, the inherent uncertainties in reserve estimates, the concentration of production and reserves in a small number of offshore properties, the ability to finance growth, and the ability to replace reserves. Spinnaker is also dependent upon the continued success of an exploratory drilling program and its ability to realize value from its seismic data agreement with SEHI (see
Note 4).

   The Company had working capital deficits at both December 31, 1998 and June 30, 1999, totaling $30.6 million and $58.8 million, respectively. Short-term borrowings under the Credit Agreement of $19 million and $64 million at December 31, 1998 and June 30, 1999, respectively, contributed to the deficits. The Company has historically had significant amounts of net cash used in operating and investing activities funded through short-term borrowings from financial institutions and the issuance of Preferred Stock. Management believes its access to cash through additional borrowings under its Credit Agreement and operations are sufficient to satisfy the current cash requirements. PGS and Warburg have guaranteed repayment of the Company's existing bank debt if the Company's funds are not sufficient for repayment. Any payments under the guarantees immediately and automatically convert into equity of the Company (see Note 3).

 Organization Costs

   As of December 31, 1998 and 1997, other assets include capitalized organization costs incurred by the Company in its initial formation. The Company was amortizing the start-up costs over a period of five years. Amortization expense for each of the years ended December 31, 1998 and 1997, was $132,000 and $126,000, respectively, and for the period from inception (December 20, 1996) through December 31, 1996, was $10,000.

   On April 3, 1998, the AICPA issued Statement of Position 98-5 (SOP 98-5), "Reporting on the Costs of Start-Up Activities", which requires that costs for start-up activities and organization costs be expensed as incurred and not capitalized as had previously been allowed. SOP 98-5 is effective for financial statements for fiscal years beginning after 1998. The Company adopted this policy in first quarter 1999 and recorded a charge related to this accounting change of $395,000 in conjunction with the write-off of previously capitalized organization costs.

 New Accounting Policies

   In June 1997, the FASB issued SFAS No.131, "Disclosures about Segment of an Enterprise and Related Information." This statement requires the reporting of expanded information of a company's operating segments and expands the definition of what constitutes an entity's operating segments. This statement is effective for the year ended December 31, 1998. This statement did not have an impact on the Company's disclosure as the Company has only one reportable operating segment as defined by SFAS No. 131.

   In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income." This statement requires the reporting of comprehensive income which includes net income plus all other changes in equity during the period not reflected in net income. This statement is effective for the fiscal year ended December 31, 1998. The Company had no items of other comprehensive income for any of the periods presented herein.

   In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 established accounting and reporting standards requiring that all derivative instruments be recorded in the balance sheet as either an asset or liability measured at its fair value. The SFAS requires that changes in a derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement and requires a company to formally document, designate and assess the effectiveness of transactions that qualify for hedge accounting. SFAS No. 133 was originally effective for fiscal years beginning after June 15, 1999; however, SFAS No. 137, "Accounting for

                         SPINNAKER EXPLORATION COMPANY

Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133--An Amendment of FASB Statement No. 133" extended implementation to fiscal years beginning after June 15, 2000. Early adoption is permitted. Currently, the Company has not entered into any hedging activities that would require adoption of SFAS No. 133.

3. Debt:

   In September 1998, the Company entered into a $85 million credit agreement (Credit Agreement) with certain financial institutions. Proceeds from borrowings under the Credit Agreement are used to fund exploration and development activities. The Credit Agreement is secured by the Company's interests in natural gas and oil properties and by certain guarantees of PGS and Warburg. The stockholder guarantees for the Credit Agreement are $75 million, split evenly between PGS and Warburg. On a semi-annual basis, the Company's proved reserves are required to be evaluated to redetermine the borrowing base. If the borrowing base increases, the guarantees are permanently decreased dollar for dollar. No borrowing base increases have been made to date by the financial institutions. If payments are made under a guarantee, the balance due to the guarantor is immediately and automatically converted into equity of the Company at a rate of $30 per share.

   The Credit Agreement is comprised of three tranches, each with a specified interest rate. The weighted average interest rate for each of the PGS and the Warburg tranches for December 31, 1998 was 5.67 percent. The weighted average interest rate for the borrowing base tranche for December 31, 1998 was 8.23 percent. The overall weighted average interest rate for borrowings outstanding under the Credit Agreement for the year ended December 31, 1998 was 6.54 percent. Borrowings outstanding under the Credit Agreement at December 31, 1998 were $19 million, of which $14 million was guaranteed by PGS and Warburg. Interest expense for the year ended December 31, 1998, excluding amounts related to the stock issuances for guarantees, as described below, was $212,000. The Credit Agreement matures on December 31, 1999.

   In consideration for providing guarantees under the Credit Agreement, PGS and Warburg are entitled to receive, from time to time, Common Stock. Any related stock issuances are accounted for at the fair value of the guarantees provided. Such amounts were $187,500 for 1998 and $500,000 for the first six months of 1999, and have been included in interest expense in the accompanying statements of operations.

   The Credit Agreement contains certain covenants and restrictive provisions, including limitations on the incurrence of additional debt or liens, the sales of property, the declaration or payment of dividends and the repurchase or redemption of capital stock, and including the maintenance of certain financial ratios.

   Through June 30, 1999, borrowings outstanding increased to $64 million primarily to finance exploration and development activities.

4. Seismic Data Agreement:

   As part of the Company's formation, SEHI agreed to transfer to Spinnaker certain rights to 3-D seismic data in exchange for issuing 1,800,000 Common Units to SEHI pursuant to a seismic data agreement dated December 20, 1996 (see Notes 1 and 5). The Company also had the ability under this seismic data agreement to acquire additional rights to 3-D seismic data in exchange for issuing additional Common Units to SEHI. SEHI's obligation to the Company in connection with the seismic data agreement is guaranteed by its parent, Petroleum Geo-Services ASA. In addition, we have agreed to purchase $2,000,000 of seismic related services from PGS prior to December 31, 2002. Spinnaker paid to PGS $45,500 and $78,000 in 1997 and 1998, respectively, and $39,000 in each of the six-month periods ended June 30, 1998 and 1999, for seismic services under this agreement.

                         SPINNAKER EXPLORATION COMPANY

   The seismic data agreement was amended effective June 30, 1999. The amended agreement modified the amount, type and geographic coverage of the data and related information made available to Spinnaker. In exchange for the amended rights under this seismic data agreement, Spinnaker issued to PGS an additional 1,000,000 shares of Common Stock. This transaction has been accounted for at PGS' cost of $2.9 million, pursuant to Staff Accounting Bulletin No. 48.

5. Equity:

 Redeemable Convertible Preferred Units/Stock

   On December 20, 1996, Spinnaker authorized 3,030,720 units of Series A Convertible Preferred Units, and on the same day sold 198,921 Preferred Units to the Investors for consideration of approximately $5 million, composed of cash and certain previously incurred organization costs. Offering costs of $1.3 million, consisting principally of investment banking fees, were incurred in connection with this transaction. In 1997, Spinnaker sold an additional 760,000 Preferred Units to the Investors for consideration of approximately $19 million.

   The Investors initially committed, subject to certain conditions, to purchase a total of up to approximately $65.8 million of Preferred Units. In 1998, the total capital commitment for the Investors was increased to $75.8 million, allocated as follows: $15 million to SEHI, $60 million to Holdings and $0.8 million to management.

   On January 6, 1998, concurrent with the formation of Spinco, Spinco authorized 3,030,920 shares of Preferred Stock with a par value of $.01. All Preferred Units of Spinnaker, except those issued to Holdings, were contributed to Spinco in exchange for a like number of shares in Spinco's Preferred Stock. The Preferred Stock has a liquidation preference of $25 per share plus accrued dividends. Each share of Preferred Stock is convertible into two shares of Common Stock subject to certain antidilution provisions, upon one of the following: (a) at the holder's option, (b) by a vote of a majority of the board of directors and holders of the Preferred Stock representing at least 65% of the voting power of the Preferred Stock, or (c) a qualified public offering. In the event of a qualified public offering, the Company, at its option, can automatically convert the Preferred Stock into Common Stock if the Common Stock is sold for not less than 150 percent of the conversion price of $12.50, subject to adjustments in the event of stock dividends, stock splits, and issuance of shares below the $12.50 conversion price, etc.

   Dividends accrue at the rate of $3 per share (and unpaid dividends compound quarterly at a rate of 12% per annum) until December 31, 2006, at which time, the rate decreases to $2 per share per annum thereafter if all dividends for the then prior periods have been declared and paid in full. Otherwise, the dividend rate increases to $5 per share per annum and the rate at which the dividends compound quarterly increases to an annual rate of 20 percent after December 31, 2006. At December 31, 1998 and 1997, accrued dividends on the Preferred Stock were $8.5 million and $1.4 million, respectively. Dividends are payable in cash on the earliest to occur of a qualified initial public offering, a merger or consolidation involving the Company, a sale of all or substantially all of the assets of the Company or a change of control of the Company. The Preferred Stock is currently entitled to one vote per share and is entitled to vote together with the Common Stock on an as converted basis. The Preferred Stock may be redeemed by the Company on or after January 21, 2018 at a redemption price of $25 per share plus any accrued and unpaid dividends through the redemption date.

   The Preferred Stock has substantially the same economic terms as the Preferred Units had except that the dividend rate on the Preferred Units increased after December 31, 2006 to $5 per share and the Preferred Units could be redeemed by the Company after December 31, 2006.

   During 1998, Preferred Stock subscriptions increased by approximately $20 million as a result of Warburg increasing its Preferred Unit subscriptions by $10 million and PGS agreeing that it would be obligated to purchase an aggregate of $15 million of Preferred Stock rather than $5 million.

                         SPINNAKER EXPLORATION COMPANY

   In 1998, Spinnaker sold an additional 2,071,999 shares of Preferred Stock to the Investors for consideration of approximately $51.8 million, of which $11 million was sold during the first quarter. At December 31, 1997 and 1996, receivables on the conditional commitments for the sale of Preferred Units/Stock to the Investors were approximately $31.8 million and $50.8 million, respectively, and are presented as a reduction in equity. At December 31, 1998, all commitments from Investors for Preferred Stock had been fulfilled.

 Common Units/Stock

   In December 1996, Spinnaker authorized 14,701,440 Common Units, of which 3,960,000 were sold to the Investors on December 21, 1996, for consideration of $25,000 of cash, certain organization costs and a seismic data contribution agreement (see Note 4). The Common Units were subject to certain transfer restrictions, and holders of Common Units were bound by certain tax-sharing arrangements which had the effect of providing economic benefits to Holdings greater than would be expected in the absence of such agreement.

   During 1998, an additional 25,000 shares of Spinnaker common stock were issued to PGS and Warburg under terms of the Credit Agreement related to the Guarantor commitments of both parties.

   On January 6, 1998, concurrent with the formation of Spinco, Spinco authorized 14,399,040 shares of Common Stock with a par value of $.01. All issued Common Units of Spinnaker, except for those issued to Holdings, were contributed to Spinco in exchange for a like number of shares in Spinco's Common Stock. In September 1998, the Company amended its certificate of incorporation and increased the number of authorized shares of Common Stock to 22,000,000.

 Common Stock Split

   On August 31, 1999, the Company approved a two-for-one stock split on the Common Stock effective September 1, 1999. One additional share will be issued for each share of Common Stock. Par value will remain unchanged at $0.01 per share. The number of shares outstanding at June 30, 1999, after giving effect to the Stock Split, was 5,132,200 (2,566,100 shares outstanding before the Stock Split). In connection with the Stock Split, the Company amended its certificate of incorporation to increase the authorized number of shares of Common Stock to 50,000,000 shares.

6. Unit/Stock Option Agreements:

   On December 27, 1996, Spinnaker adopted its unit option plan, authorizing nonqualified options for the benefit of Spinnaker's officers and other key employees to acquire up to 2,480,000 Common Units, 1,520,000 at $5.00 per Common Unit and 960,000 at $15.63 per Common Unit. The maximum period for exercise of an option may not be more than ten years from the date of grant. Options granted vest and become exercisable in general at dates determined by the compensation committee, subject to the specific terms of the individual option agreements.

   On January 6, 1998, the unit options in the unit option plan were exchanged for stock options in Spinco. In connection with the exchange, all benefits, rights and obligations of the unit options were transferred to the stock options. In August 1998, the Company authorized additional options for the benefit of Spinnaker's officers and other key employees to acquire up to 3,040 shares of Common Stock at $5.00 per share and 356,920 shares of Common Stock at $15.63 per share.

   The Company applies APB Opinion No. 25 and related interpretations in accounting for its employee stock-based compensation. In accordance with APB Opinion No. 25, no compensation expense was charged

                         SPINNAKER EXPLORATION COMPANY
against income for the stock plan for 1998 or 1997. Had compensation cost for the Company's stock option compensation plans been determined based on the fair value at the grant dates for awards under this plan consistent with the method of SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's pro forma net loss available to common unitholders/stockholders and loss per common unit/share would have been $(14,172,000) and $(3,517,000) and $(3.49) and
$(0.89) in 1998 and 1997, respectively. In 1996, the impact on the net loss was not material and, therefore, no pro forma disclosure is provided.

   For purposes of the SFAS No. 123 disclosure, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with weighted average assumptions for grants in 1998 and 1997 which, among others, include the following: (a) no dividend yield, (b) risk-free interest rate ranging from 4.96 to 5.96 percent in 1998 and 6.89 percent in 1997, and (c) expected lives of 10 years.

   Presented below is a summary of stock option activity.

                                1996               1997               1998
                         ------------------ ------------------ ------------------
                                   Weighted           Weighted           Weighted
                                   Average            Average            Average
                                   Exercise           Exercise  Shares/  Exercise
                           Units    Price     Units    Price     Units    Price
                         --------- -------- --------- -------- --------- --------
Outstanding at the
 beginning of period....        --  $  --   1,388,800  $9.12   2,194,800  $9.12
  Granted...............   851,200   5.00     494,000   5.00     177,840   5.00
  Granted...............   537,600  15.63     312,000  15.63     132,320  15.63
                         ---------          ---------          ---------
Outstanding at end of
 period................. 1,388,800   9.12   2,194,800   9.12   2,504,960   9.17
                         =========  =====   =========  =====   =========  =====
Exercisable at end of
 period.................   277,760   9.12     716,720   9.12   1,217,712   9.14
                         =========  =====   =========  =====   =========  =====
Available for grant..... 1,091,200            285,200            335,000
                         =========          =========          =========

   The 2,504,960 options outstanding at December 31, 1998, have a weighted average remaining contractual life of eight years. Of these options as of December 31, 1998, 1,388,800 are 60 percent exercisable, 806,000 are 40 percent exercisable and 310,160 are 20 percent exercisable. Stock option grants generally vest ratably over five years and vest fully in the event of a change in control of the Company.

   Additionally, these options provide that two of the Company's officers may elect to have the Company deliver shares equal to the appreciation in the value of the stock over the option price in lieu of purchasing the amount of shares under option. Based on management's estimate of the share/unit value of the Company, compensation expense of $0, $0, $904,000 and $1,651,000 in 1997, 1998, and the six months ended June 30, 1998 and 1999, respectively, has been recorded related to the stock appreciation rights of the stock option agreements. In July 1999, these two officers agreed to eliminate the stock appreciation rights feature of the two stock option agreements.

                         SPINNAKER EXPLORATION COMPANY

7. Earnings Per Share:

   Basic and diluted net income (loss) per share is computed based on the following information (in thousands, except unit, share and per unit/share amounts):

                               For the
                             period from
                              Inception
                            (December 20, For the year ended    For the Six Months
                            1996) through    December 31,         Ended June 30,
                            December 31,  --------------------  --------------------
                                1996        1997       1998       1998       1999
                            ------------- ---------  ---------  ---------  ---------
                                                                    (unaudited)
Net loss available to
 common
 unitholders/stockholders..   $    (344)  $  (3,488) $ (13,954) $  (5,382) $  (9,983)
                              =========   =========  =========  =========  =========
BASIC:
  Basic weighted average
   units/shares...........    3,960,000   3,960,000  4,059,020  4,054,514  4,112,795
                              =========   =========  =========  =========  =========
DILUTED:
  Basic weighted average
   units/shares...........    3,960,000   3,960,000  4,059,020  4,054,514  4,112,795
  Dilutive securities:
   Preferred Units/Stock..           --          --         --         --         --
                              ---------   ---------  ---------  ---------  ---------
  Diluted weighted average
   units/shares...........    3,960,000   3,960,000  4,059,020  4,054,514  4,112,795
                              =========   =========  =========  =========  =========
NET LOSS PER UNIT/SHARE:
BASIC:
  Loss before cumulative
   effect of change in
   accounting principle...    $   (0.09)  $   (0.88) $   (3.44) $   (1.33) $   (2.33)
  Cumulative effect of
   change in accounting
   principle..............           --          --         --         --      (0.10)
                              ---------   ---------  ---------  ---------  ---------
Net loss per common
 unit/share...............    $   (0.09)  $   (0.88) $   (3.44) $   (1.33) $   (2.43)
                              =========   =========  =========  =========  =========
DILUTED:
  Loss before cumulative
   effect of change in
   accounting principle...    $   (0.09)  $   (0.88) $   (3.44) $   (1.33) $   (2.33)
  Cumulative effect of
   change in accounting
   principle..............           --          --         --         --      (0.10)
                              ---------   ---------  ---------  ---------  ---------
Net loss per common
 unit/share...............    $   (0.09)  $   (0.88) $   (3.44) $   (1.33) $   (2.43)
                              =========   =========  =========  =========  =========

   For purposes of the diluted earnings per share calculation, the Preferred Stock and stock options are considered anti-dilutive and are therefore not considered in the above calculation.

8. Major Customers:

   The Company had natural gas and oil sales of $3,298,232 (100 percent) and $201,000 (100 percent) to one customer for the years ended December 31, 1998 and 1997, respectively.

                         SPINNAKER EXPLORATION COMPANY

9. Related-Party Transactions:

   As part of the Company's formation, SEHI agreed to transfer limited rights to 3-D seismic data to Spinnaker in exchange for issuing Common Units to SEHI. The Common Units were exchanged for shares of Common Stock upon the formation of Spinco. Additionally, Spinnaker paid to PGS $45,500 and $78,000 in 1997 and 1998, respectively, and $39,000 in each of the six-month periods ended June 30, 1998 and 1999 for seismic related services. See also Note 4 concerning the amendment of the data agreement.

   PGS and Warburg, stockholders of the Company, have provided certain guarantees for the Credit Agreement in an initial amount totaling $75 million (see Note 3).

10. Income Taxes:

   Effective with the formation of Spinco, the Company became subject to federal income taxes. The formation of Spinco required the Company to establish a deferred tax liability, which resulted in a one-time noncash charge to income of $1,668,000. During 1998, the Company generated additional operating losses and the related tax benefits offset this amount. No net income tax benefit was recognized due to the uncertainty of future operating income as the Company has not established a history of net operating income.

   The significant items giving rise to the deferred income tax assets and liabilities at December 31, 1998, are as follows (in thousands):

      Deferred income tax assets:
        Net operating losses........................................... $20,789
        Other..........................................................     274
                                                                        -------
          Total deferred income tax assets.............................  21,063
      Deferred income tax liabilities:
        Basis differences in natural gas and oil properties............ (20,193)
        Other..........................................................    (138)
                                                                        -------
          Total deferred income tax liabilities........................ (20,331)
                                                                        -------
      Valuation allowance..............................................    (732)
                                                                        -------
      Net deferred tax liabilities..................................... $    --
                                                                        =======

   The difference between the provision for income taxes and the amount that would be determined by applying the statutory federal income tax rate to the loss before income taxes for the year ended December 31, 1998, is analyzed as below (in thousands):

      Federal income tax benefit at statutory rates................... $(2,400)
      Increase resulting from change in tax status....................   1,668
      Valuation allowance.............................................     732
                                                                       -------
        Total provision............................................... $    --
                                                                       =======

11. Commitments and Contingencies:

   The Company is, from time to time, party to certain legal actions and claims arising in the ordinary course of business. While the outcome of these events cannot be predicted with certainty, management does not expect these matters to have a materially adverse effect on the financial position, results of operations or cash flows of the Company.

                         SPINNAKER EXPLORATION COMPANY

 Employment Contracts

   As of December 31, 1998 and 1997, the Company had employment contracts with its chief executive officer and chief financial officer which provide for annual base salaries, bonus compensation and various benefits. The contracts provide for the continuation of salary and benefits for the respective terms of the agreements in the event of termination of employment for various reasons, and whether by the Company or the employee. These agreements initially expire on December 31, 2000, but are subject to automatic annual extensions unless terminated. Compensation expense pertaining to officers of the Company is charged against operating income.

 Employee 401(k) Retirement Plan

   In July 1998, the Company instituted a 401(k) retirement and profit sharing plan (Plan) for its employees. The Plan provides that all qualified employees may defer the maximum income allowed under current tax law. The Plan covers all employees at least 21 years of age who have completed at least six months of service subsequent to employment. The Company may make discretionary contributions allocated to eligible participants. No discretionary contributions were made for fiscal 1998.

 Leases

   The Company leases administrative offices under noncancellable operating leases expiring 2002. Certain of the lease agreements require that the Company pay for utilities, maintenance and other operational expenses of the building. Additionally, the leases contain escalation clauses. The Company is liable under noncancellable leases for future minimum lease commitments as follows (in thousands):

      1999............................................................... $  331
      2000...............................................................    330
      2001...............................................................    326
      2002...............................................................    134
                                                                          ------
                                                                          $1,121
                                                                          ======

12. Noncash Investing and Financing Activities:

   In 1996, SEHI's capital account was credited for approximately $361,000 of consideration for prior unreimbursed expenditures incurred in the formation of the Company, of which $216,000 was expensed during 1996 with the remainder to be amortized over a period of five years. In 1998, in conjunction with the formation of Spinco, the remaining amount of the unreimbursed expenditures was expensed. Additionally, in 1996, management was granted an allowance of $250,000 to be credited to its capital account for prior unreimbursed out-of-pocket expenses and uncompensated time spent for the benefit of the Company. Through 1998, the entire amount of the allowance has been credited to management's capital account as additional capital contributions were requested. At December 31, 1998, 1997 and 1996, approximately $62,000, $137,000 and $51,000, respectively, in noncash contributions were expensed.

   In connection with the amendment of the seismic data agreement on June 30, 1999, Spinnaker issued to PGS 1,000,000 shares of Common Stock. This transaction has been accounted for at PGS' cost of $2.9 million.

                         SPINNAKER EXPLORATION COMPANY

13. Supplementary Financial Information on Natural Gas and Oil Exploration, Development and Production Activities (Unaudited):

   The following tables set forth certain historical costs and operating information related to the Company's natural gas and oil producing activities. As of and for the period from inception (December 20, 1996) through December 31, 1996, the Company had no natural gas and oil reserves.

 Costs Incurred

   Costs incurred in natural gas and oil property acquisition, exploration and development activities are summarized below (in thousands):

                                                                 For the year
                                                                     ended
                                                                 December 31,
                                                                ---------------
                                                                 1997    1998
                                                                ------- -------
      Property acquisition costs --
        Unproved............................................... $ 4,458 $15,791
        Proved.................................................      --      --
      Exploration costs........................................   7,116  46,620
      Development costs........................................   2,422  23,067
                                                                ------- -------
          Total costs incurred................................. $13,996 $85,478
                                                                ======= =======

 Natural Gas and Oil Reserves

   Proved reserves are estimated quantities of natural gas and oil which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are proved reserves that can reasonably be expected to be recovered through existing wells with existing equipment and operating methods.

   Proved natural gas and oil reserve quantities at December 31, 1997 and 1998, and the related discounted future net cash flows before income taxes are based on estimates prepared by Ryder Scott Company, independent petroleum engineers. Such estimates have been prepared in accordance with guidelines established by the Commission.

                         SPINNAKER EXPLORATION COMPANY

   The Company's net ownership in estimated quantities of proved natural gas and oil reserves and changes in net proved reserves, all of which are located in the Gulf of Mexico, are summarized below:

                                                                 Millions of
                                                                Cubic Feet of
                                                               Natural Gas at
                                                                December 31,
                                                               ----------------
                                                                1997     1998
                                                               -------  -------
      Proved developed and undeveloped reserves--
      Beginning of year.......................................      --   12,607
      Extensions and discoveries..............................  12,677   40,014
      Production..............................................     (70)  (1,675)
                                                               -------  -------
      End of year.............................................  12,607   50,946
                                                               =======  =======
      Proved developed reserves at the end of year............   5,615   30,806
                                                               =======  =======
                                                               Barrels of Oil,
                                                               Condensate, and
                                                                 Natural Gas
                                                                 Liquids at
                                                                December 31,
                                                               ----------------
                                                                1997     1998
                                                               -------  -------
      Proved developed and undeveloped reserves--
      Beginning of year.......................................      --  125,128
      Extensions and discoveries.............................. 125,230  356,982
      Production..............................................    (102) (12,087)
                                                               -------  -------
      End of year............................................. 125,128  470,023
                                                               =======  =======
      Proved developed reserves at the end of year............  46,122  318,087
                                                               =======  =======

 Standardized Measure

   The standardized measure of discounted future net cash flows relating to the Company's ownership interests in proved natural gas and oil reserves as of year-end is shown below (in thousands):

                                                        For the year
                                                            ended
                                                        December 31,
                                                       -------------------
                                                        1997        1998
                                                       -------     -------
      Future cash inflows............................. $31,086     $99,436
      Future operating expenses.......................  (1,460)    (16,562)
      Future development costs........................  (6,424)    (18,059)
                                                       -------     -------
      Future net cash flows...........................  23,202      64,815
      10% annual discount per annum...................  (4,221)    (12,706)
                                                       -------     -------
      Standardized measure of discounted future net
       cash flows..................................... $18,981 (1) $52,109 (1)
                                                       =======     =======

--------
(1) Net operating loss carryforwards and basis in natural gas and oil properties have eliminated the requirement for future income taxes.

   Future cash flows are computed by applying year-end prices of natural gas and oil to year-end quantities of proved natural gas and oil reserves. Future operating expenses and development costs are computed primarily by the Company's petroleum engineers by estimating the expenditures to be incurred in developing and producing the Company's proved natural gas and oil reserves at the end of the year, based on the year-end

                         SPINNAKER EXPLORATION COMPANY
costs and assuming continuation of existing economic conditions. Future income taxes are based on year-end statutory rates, adjusted for tax basis and applicable tax credits. A discount factor of 10 percent was used to reflect the timing of future net cash flows. The standardized measure of discounted future net cash flows is not intended to represent the replacement cost or fair market value of the Company's natural gas and oil properties. An estimate of fair value would also take into account, among other things, the recovery of reserves not presently classified as proved, anticipated future changes in prices and costs, and a discount factor more representative of the time value of money and the risks inherent in reserve estimates.

 Change in Standardized Measure

   Changes in the standardized measure of future net cash flows relating to proved natural gas and oil reserves are summarized below (in thousands):

                                                              For the year
                                                                  ended
                                                              December 31,
                                                             ----------------
                                                              1997     1998
                                                             -------  -------
Standardized measure, beginning of year..................... $    --  $18,981
Extensions and discoveries, net of related costs............  19,110   35,952
Sales of natural gas and oil produced, net of production
 costs......................................................    (129)  (2,824)
Net changes in prices and production costs..................      --   (4,329)
Change in future development costs..........................      --    2,713
Development costs incurred during the period that reduced
 future development costs...................................      --    2,246
Accretion of discount.......................................      --    1,898
Change in production rates and other........................      --   (2,528)
                                                             -------  -------
Standardized measure, end of year........................... $18,981  $52,109
                                                             =======  =======

   Sales of natural gas and oil, net of natural gas and oil operating expenses, are based on historical pretax results. Sales of natural gas and oil properties, extensions and discoveries, purchases of minerals in place and the changes due to revisions in standardized variables are reported on a pretax discounted basis, while the accretion of discount is presented on an after-tax basis.

September 10, 1999

Spinnaker Exploration Company
1200 Smith Street, Suite 800
Houston, Texas 77002

Gentlemen:

   At your request, we have prepared an estimate of the proved reserves, future production, and income attributable to certain leasehold interests of Spinnaker Exploration Company (Spinnaker) as of August 31, 1999. The subject properties are located in the federal waters offshore Louisiana and in the state and federal waters offshore Texas. The income data were estimated using the Securities and Exchange Commission (SEC) guidelines for future price and cost parameters.

   The estimated proved reserves and future income amounts presented in this report are related to hydrocarbon prices. August 1999 hydrocarbon prices were used in the preparation of this report as required by SEC guidelines; however, actual future prices may vary significantly from August 1999 prices. Therefore, volumes of reserves actually recovered and amounts of income actually received may differ significantly from the estimated quantities presented in this report. The results of this study are summarized below.

                                 SEC PARAMETERS
                     Estimated Net Reserves and Income Data
                         Certain Leasehold Interests of
                         Spinnaker Exploration Company
                             As of August 31, 1999

                                                   Proved
                             ---------------------------------------------------
                                     Developed
                             -------------------------
                              Producing  Non-Producing Undeveloped  Total Proved
                             ----------- ------------- ------------ ------------
Net Remaining Reserves
  Oil/Condensate--Barrels...     395,967      107,440     1,803,582    2,306,989
  Gas--MMCF.................      22,080       12,333        32,889       67,302
Income Data
  Future Gross Revenue...... $74,212,541  $38,224,260  $132,460,361 $244,897,162
  Deductions................  10,101,713    8,059,937    38,356,087   56,517,737
                             -----------  -----------  ------------ ------------
  Future Net Income (FNI)... $64,110,828  $30,164,323  $ 94,104,274 $188,379,425
  Discounted FNI @ 10%...... $57,583,316  $22,151,944  $ 72,487,620 $152,222,880

   Liquid hydrocarbons are expressed in standard 42 gallon barrels. All gas volumes are sales gas expressed in millions of cubic feet (MMCF) at the official temperature and pressure bases of the areas in which the gas reserves are located.

   The future gross revenue is after the deduction of production taxes. The deductions are comprised of the normal direct costs of operating the wells, ad valorem taxes, recompletion costs, development costs, certain gas, oil and condensate processing and transportation fees which are shown as "other" deductions, and certain abandonment costs net of salvage. The future net income is before the deduction of state and federal income taxes and general administrative overhead, and has not been adjusted for outstanding loans that may exist nor does it include any adjustment for cash on hand or undistributed income. No attempt was made to quantify or otherwise account for any accumulated gas production imbalances that may exist. Gas reserves account for approximately 80 percent and liquid hydrocarbon reserves account for the remaining 20 percent of total future gross revenue from proved reserves.

   The discounted future net income shown above was calculated using a discount rate of 10 percent per annum compounded monthly. This discounted future net income should not be construed as our estimate of fair market value.

 Reserves Included in This Report

   The proved reserves included herein conform to the definition as set forth in the Securities and Exchange Commission's Regulation S-X Part 210.4-10 (a) as clarified by subsequent Commission Staff Accounting Bulletins. The definition of proved reserves is included in the section entitled "Definitions of Reserves" which is attached with this report.

   The proved developed non-producing reserves included herein are comprised of the behind pipe category. The various reserve status categories are defined in the section entitled "Reserve Status Categories" which is attached with this report.

 Estimates of Reserves

   In general, the proved producing reserves included herein were estimated by performance methods which utilized various extrapolations of historical production and pressure data available through August 1999; however, certain of the producing reserves were estimated by the volumetric method in those cases where there were inadequate historical performance data to establish a definitive trend and where the use of production performance data as a basis for the reserve estimates was considered to be inappropriate. The proved behind pipe and undeveloped reserves included herein were estimated by the volumetric method which utilized all pertinent wells and 3-D seismic data available through August 1999.

   The reserves included in this report are estimates only and should not be construed as being exact quantities. They may or may not be actually recovered, and if recovered, the revenues therefrom and the actual costs related thereto could be more or less than the estimated amounts. Moreover, estimates of reserves may increase or decrease as a result of future operations.

 Future Production Rates

   Initial production rates are based on the current producing rates for those wells now on production. Test data and other related information were used to estimate the anticipated initial production rates for those wells or locations which are not currently producing. Where applicable the estimated future production rates were held constant until a decline in ability to produce was anticipated. An estimated rate of decline was then applied to depletion of the reserves. For reserves not yet on production, sales were estimated to commence at an anticipated date furnished by Spinnaker.

   The future production rates from the wells and locations included herein may be more or less than estimated because of changes in market demand or allowables set by regulatory bodies. Wells or locations which are not currently producing may start producing earlier or later than anticipated in our estimates of their future production rates.

 Hydrocarbon Prices

   Spinnaker furnished us with prices in effect at August 31, 1999 and these prices were held constant throughout the life of the properties. These prices were $2.825 per MMBTU of gas at Henry Hub, Louisiana, and $22.11 per barrel at the Cushing NYMEX Pricing Hub based on light sweet crude on August 31, 1999. The product prices used for each property reflect adjustments to these initial prices for BTU content, liquid gravity and quality, local conditions, and/or distance from market. Certain additional gas, oil and condensate processing and transportation fees are included in this report as costs and are shown as "other" deductions. In accordance with Securities and Exchange Commission guidelines, changes in liquid and gas prices subsequent to August 31, 1999 were not taken into account in this report. Future prices used in this report are discussed in more detail in the section entitled "Hydrocarbon Pricing Parameters" which is attached with this report.

 Costs

   The operating cost for the producing wells included herein were based on the operating expense reports of Spinnaker since the inception of production. The estimates of future operating costs furnished by Spinnaker for the non-producing and undeveloped wells and locations included herein were accepted as reasonable. The estimates of future operating costs include only those costs directly applicable to the leases and wells. When applicable, the operating costs include a portion of general and administrative costs allocated directly to the leases and wells under terms of operating agreements. No deduction was made for indirect costs such as general administration and overhead expenses, loan repayments, interest expenses, and exploration and development prepayments that are not charged directly to the leases or wells.

   Development costs were furnished to us by Spinnaker and are based on authorizations for expenditure for the proposed work or actual costs for similar projects. Certain gas, oil and condensate processing and transportation fees are included in this report as "other" deductions. The estimated net cost of abandonment after salvage was included for the offshore properties included herein where abandonment costs net of salvage are significant. The estimates of the net abandonment costs furnished by Spinnaker were accepted without independent verification.

   Current costs were held constant throughout the life of the properties.

 General

   The estimates of reserves presented herein were based upon a detailed study of the properties in which Spinnaker owns an interest; however, we have not made any field examination of the properties. No consideration was given in this report to potential environmental liabilities which may exist nor were any costs included for potential liability to restore and clean up damages, if any, caused by past operating practices. Spinnaker has informed us that they have furnished us all of the accounts, records, geological and engineering data, and reports and other data required for this investigation. The ownership interests, prices, and other factual data furnished by Spinnaker were accepted without independent verification. The estimates presented in this report are based on data available through August 1999.

   While it may reasonably be anticipated that the future prices received for the sale of production and the operating costs and other costs relating to such production may increase or decrease from existing levels, such changes were omitted from consideration in making this evaluation.

   Neither we nor any of our employees have any interest in the subject properties and neither the employment to make this study nor the compensation is contingent on our estimates of reserves and future income for the subject properties.

                                          Very truly yours,

                                          RYDER SCOTT COMPANY, L.P.

                                          /s/ John E. Hodgin
                                          -------------------------------------
                                          John E. Hodgin, C.P.G.
                                          Senior Vice President
JEH/sw

Approved:

/s/ Ronald Harrell
-------------------------------
Ronald Harrell, P.E.
President

                            DEFINITIONS OF RESERVES

PROVED RESERVES (SEC DEFINITION)

   Proved reserves of crude oil, condensate, natural gas, and natural gas liquids are estimated quantities that geological and engineering data demonstrate with reasonable certainty to be recoverable in the future from known reservoirs under existing operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalation based on future conditions.

   Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation test. In certain instances, proved reserves are assigned on the basis of a combination of core analysis and electrical and other type logs which indicate the reservoirs are analogous to reservoirs in the same field which are producing or have demonstrated the ability to produce on a formation test. The area of a reservoir considered proved includes (1) that portion delineated by drilling and defined by fluid contacts, if any, and (2) the adjoining portions not yet drilled that can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of data on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

   Reserves that can be produced economically through the application of improved recovery techniques are included in the proved classification when these qualifications are met: (1) successful testing by a pilot project or the operation of an installed program in the reservoir provides support for the engineering analysis on which the project or program was based, and (2) it is reasonably certain the project will proceed. Improved recovery includes all methods for supplementing natural reservoir forces and energy, or otherwise increasing ultimate recovery from a reservoir, including (1) pressure maintenance, (2) cycling, and (3) secondary recovery in its original sense. Improved recovery also includes the enhanced recovery methods of thermal, chemical flooding, and the use of miscible and immiscible displacement fluids.

   Proved natural gas reserves are comprised of non-associated, associated and dissolved gas. An appropriate reduction in gas reserves has been made for the expected removal of natural gas liquids, for lease and plant fuel, and for the exclusion of non-hydrocarbon gases if they occur in significant quantities and are removed prior to sale. Estimates of proved reserves do not include crude oil, natural gas, or natural gas liquids being held in underground or surface storage.

   Proved reserves are estimates of hydrocarbons to be recovered from a given date forward. They may be revised as hydrocarbons are produced and additional data become available.

                        RESERVE STATUS CATEGORIES (SEC)

   Reserve status categories define the development and producing status of wells and/or reservoirs.

 Proved Developed

   Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as "proved developed reserves" only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

   Developed reserves may be subcategorized as producing or non-producing using the SPE/WPC Definitions:

   Producing
  Reserves sub-categorized as producing are expected to be recovered from completion intervals which are open and producing at the time of the estimate. Improved recovery reserves are considered producing only after the improved recovery project is in operation.

   Non-Producing
  Reserves sub-categorized as non-producing include shut-in and behind pipe reserves. Shut-in reserves are expected to be recovered from (1) completion intervals which are open at the time of the estimate but which have not started producing, (2) wells which were shut-in awaiting pipeline connections or as a result of a market interruption, or (3) wells not capable of production for mechanical reasons. Behind pipe reserves are expected to be recovered from zones in existing wells, which will require additional completion work or future recompletion prior to the start of production.

 Proved Undeveloped

   Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Estimates for proved undeveloped reserves are attributable to any acreage for which an application of fluid injection or other improved technique is contemplated, only when such techniques have been proved effective by actual tests in the area and in the same reservoir.

                         HYDROCARBON PRICING PARAMETERS

                 Securities and Exchange Commission Parameters

 Oil and Condensate

   Spinnaker furnished us with oil and condensate prices in effect at August 31, 1999 and these prices were held constant to depletion of the properties. In accordance with the Securities and Exchange Commission guidelines, changes in liquid prices subsequent to August 31, 1999 were not considered in this report. Product prices which were actually used for each property reflect adjustment for gravity, quality, local conditions, and/or distance from market. Certain additional oil and condensate processing and transportation fees are included in this report as costs and are shown as "other" deductions.

 Gas

   Spinnaker furnished us with gas prices in effect at August 31, 1999. The prices which were actually used for each property reflect adjustment for the BTU content, local conditions, and/or distance from market. Certain additional gas processing and transportation fees are included in this report as costs and are shown as "other" deductions. In accordance with SEC guidelines, the future gas prices used in this report make no allowances for future gas price increases which may occur as a result of inflation nor do they make any allowance for seasonal variations in gas prices which may cause future yearly average gas prices to differ somewhat from the August 31, 1999 gas prices used herein.

                  [LOGO OF SPINNAKER EXPLORATION APPEARS HERE]

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

   The expenses of this offering are estimated to be as follows:

Securities and Exchange Commission registration fee................. $   46,037
NASD filing fee.....................................................     17,060
NASDAQ listing fee..................................................     95,000
Legal fees and expenses.............................................    250,000
Accounting fees and expenses........................................    400,000
Engineering fees and expenses.......................................     60,000
Blue Sky fees and expenses (including legal fees)...................     10,000
Printing expenses...................................................    115,000
Transfer Agent fees.................................................      5,000
Miscellaneous.......................................................      1,903
                                                                     ----------
  TOTAL............................................................. $1,000,000
                                                                     ==========

--------
* To be provided by amendment.

Item 14. Indemnification of Directors and Officers

   Section 145 of the Delaware General Corporation Law ("DGCL") provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.
Section 145 further provides that a corporation similarly may indemnify any such person serving in any such capacity who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or such other court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.

   Spinnaker's bylaws provide that indemnification shall be to the fullest extent permitted by the DGCL for all current or former directors or officers of Spinnaker.

   As permitted by the DGCL, the certificate of incorporation provides that directors of Spinnaker shall have no personal liability to Spinnaker or its stockholders for monetary damages for breach of fiduciary duty as a director, except (1) for any breach of the director's duty of loyalty to Spinnaker or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided under Section 174 of the DGCL or (4) for any transaction from which a director derived an improper personal benefit.

   In addition, we have entered into indemnification agreements with our directors and officers containing provisions which are in some respects broader than the specific indemnification provisions contained in the Delaware General Corporation Law. The indemnification agreements may require us, among other things, to indemnify our directors against certain liabilities that may arise by reason of their status or service as directors, other than liabilities arising from willful misconduct of culpable nature, to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors' insurance if available on reasonable terms.

   Howard H. Newman and Jeffrey A. Harris, each directors of Spinnaker and Managing Directors and members of E.M. Warburg, Pincus & Co., LLC and general partners of Warburg, Pincus & Co., are indemnified by affiliates of E.M. Warburg, Pincus & Co., LLC and Warburg, Pincus & Co. against certain liabilities that they may incur as a result of their serving as a director of Spinnaker.

   The Underwriting Agreement that Spinnaker will enter into with respect to the offer and sale of the common stock covered by this registration statement will contain certain provisions for the indemnification of directors and officers of Spinnaker and the underwriters, as applicable, against civil liabilities under the Securities Act.

Item 15. Recent Sales of Unregistered Securities

   The Registrant has sold and issued (without payment of any selling commission to any person) the following securities since January 6, 1998:

     (1) On January 16, 1998, we issued 958,921 shares of preferred stock and 3,960,000 shares of common stock in connection with our conversion from a limited liability company to a corporation in exchange for, directly or indirectly, an equal number of preferred and common units of the limited liability company.

     (2) From January 1998 to September 1998, we issued 2,051,969 shares of preferred stock for $25.00 per share to a total of two accredited investors in exchange for cash.

     (3) From January 1998 to September 1998, we issued a total of 20,030 shares of preferred stock for $25.00 per share to a total of 26 of our employees in exchange for cash and notes.

     (4) From December 31, 1998 to June 30, 1999, we issued a total of 75,000 shares of common stock to a total of two accredited investors in consideration for the guaranteeing of our indebtedness.

     (5) On June 30, 1999, we issued 1,000,000 shares of common stock to one accredited investor in consideration for entering into an amendment to our seismic data agreement.

   The sale of the above securities described in Item 15 were exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act.

Item 16. Exhibits and Financial Statement Schedules

   (a) Exhibits:

  1.1  -- Form of Underwriting Agreement
  3.1  -- Certificate of Incorporation of Spinnaker, as amended

  3.2  -- Restated Bylaws of Spinnaker

  4.1  -- Specimen Common Stock certificate


   5.1   -- Opinion of Vinson & Elkins L.L.P.

  10.1   -- Second Amended and Restated Data Contribution Agreement between
            Petroleum Geo-Services ASA, Seismic Energy Holdings, Inc.,
            Spinnaker Exploration Company, L.L.C. and Spinnaker dated June 30,
            1999

  10.2   -- Amended and Restated 1998 Spinnaker Stock Option Plan

  10.3   -- Amended and Restated Stockholders Agreement by and among Spinnaker,
            Warburg, Pincus Ventures, Petroleum Geo-Services, Roger L. Jarvis,
            James M. Alexander, William D. Hubbard, Kelly M. Barnes and the other stockholders of Spinnaker (including the Registration Rights
            Agreement as Exhibit A to the Stockholders Agreement)

  10.4 -- Credit Agreement for an $85 million credit facility between Spinnaker and Credit Suisse First Boston, Bank of Montreal and Bank of America dated September 30, 1998, as amended

 +10.5   -- Form of Lock-Up Agreement

  10.6   -- Employment Agreement between Spinnaker and Roger L. Jarvis dated
            December 20, 1996, as amended

  10.7   -- Employment Agreement between Spinnaker and James M. Alexander dated
            December 20, 1996, as amended

  10.8   -- Employment Agreement between Spinnaker and William D. Hubbard dated
            February 24, 1997, as amended

  10.9   -- Employment Agreement between Spinnaker and Kelly M. Barnes dated
            February 24, 1997, as amended

  10.10  -- 1999 Spinnaker Stock Incentive Plan

  10.11  -- 1999 Spinnaker Employee Stock Purchase Plan

  10.12  -- Form of Indemnification Agreement

  21.1   -- Subsidiaries of Spinnaker Exploration Company

  23.1   -- Consent of Arthur Andersen LLP

 +23.2   -- Consent of Ryder Scott Company, L.P.

  23.3   -- Consent of Vinson & Elkins L.L.P. (contained in Exhibit 5.1 hereto)

 +23.4   -- Consent of Director Appointee

 +24.1   -- Power of Attorney (included on the signature page to this
            Registration Statement)

 +27     -- Financial Data Schedule

--------

+ Previously filed

   (b) Consolidated Financial Statement Schedules:

   All schedules are omitted because the required information is inapplicable or the information is presented in the Consolidated Financial Statements or related notes.

Item 17. Undertakings

   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

   The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

   The undersigned Registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

     (2) For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 4 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on the 27th day of September, 1999.

                                     SPINNAKER EXPLORATION COMPANY

                                     By: /s/ Roger L. Jarvis
                                        ---------------------------------------
                                     Name: Roger L. Jarvis
                                     Title: Chairman, President and Chief
                                      Executive Officer

   Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 4 to Registration Statement has been signed below by the following persons in the capacities and on the 27th day of September, 1999.

              Signature                      Title

   /s/    Roger L. Jarvis            Chairman, President and Chief Executive
                                      Officer and Director (Principal
-----------------------------------   Executive Officer)
          Roger L. Jarvis

   /s/  James M. Alexander           Vice President, Chief Financial Officer
                                      and Secretary (Principal Financial and
-----------------------------------   Accounting Officer)
        James M. Alexander

                 *                   Director
-----------------------------------
         Reidar Michaelsen

                 *                   Director
-----------------------------------
          Bjarte Bruheim

                 *                   Director
-----------------------------------
         Howard H. Newman

                 *                   Director
-----------------------------------
         Jeffrey A. Harris

*By: /s/  Roger L. Jarvis
-----------------------------------
          Roger L. Jarvis
        as attorney-in-fact

                               INDEX TO EXHIBITS

 Exhibit
 Number                                Description
 -------                               -----------
   1.1    -- Form of Underwriting Agreement
   3.1    -- Certificate of Incorporation of Spinnaker, as amended

   3.2    -- Restated Bylaws of Spinnaker

   4.1    -- Specimen Common Stock certificate

   5.1    -- Opinion of Vinson & Elkins L.L.P.

  10.1    -- Second Amended and Restated Data Contribution Agreement between
             Petroleum Geo-Services ASA, Seismic Energy Holdings, Inc.,
             Spinnaker Exploration Company, L.L.C. and Spinnaker dated June 30,
             1999

  10.2    -- Amended and Restated 1998 Spinnaker Stock Option Plan

  10.3    -- Amended and Restated Stockholders Agreement by and among
             Spinnaker, Warburg, Pincus Ventures, Petroleum Geo-Services, Roger
             L. Jarvis, James M. Alexander, William D. Hubbard, Kelly M. Barnes and the other stockholders of Spinnaker (including the Registration Rights Agreement as Exhibit A to the Stockholders
             Agreement)

  10.4    -- Credit Agreement for an $85 million credit facility between
             Spinnaker and Credit Suisse First Boston, Bank of Montreal and
             Bank of America dated September 30, 1998, as amended

 +10.5    -- Form of Lock-Up Agreement

  10.6    -- Employment Agreement between Spinnaker and Roger L. Jarvis dated
             December 20, 1996, as amended

  10.7    -- Employment Agreement between Spinnaker and James M. Alexander dated December 20, 1996, as amended

  10.8    -- Employment Agreement between Spinnaker and William D. Hubbard dated February 24, 1997, as amended

  10.9    -- Employment Agreement between Spinnaker and Kelly M. Barnes dated
             February 24, 1997, as amended

  10.10   -- 1999 Spinnaker Stock Incentive Plan

  10.11   -- 1999 Spinnaker Employee Stock Purchase Plan

  10.12   -- Form of Indemnification Agreement

  21.1    -- Subsidiaries of Spinnaker Exploration Company

  23.1    -- Consent of Arthur Andersen LLP

 +23.2    -- Consent of Ryder Scott Company, L.P.

  23.3    -- Consent of Vinson & Elkins L.L.P. (contained in Exhibit 5.1 hereto)

 +23.4    -- Consent of Director Appointee

 +24.1    -- Power of Attorney (included on the signature page to this
             Registration Statement)

 +27      -- Financial Data Schedule

--------

+ Previously filed